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Follow-Up Materials

03003629

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hang Lung Properties Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME FEB 11 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3410 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DATE : 2/5/03

恒隆地產
HANG LUNG PROPERTIES

82-3410

ARLS
6-30-02



恒隆地產有限公司 HANG LUNG PROPERTIES LIMITED

年報 2001/02 ANNUAL REPORT

穩健而高透明度，剛強而可信賴，
恒隆地產能經得起風吹雨打，
一如其優質項目御峰之玻璃幕牆。

Hang Lung Properties, like the glass walls of its high quality development at The Summit, offers strength, transparency, resilience and reliability to help withstand the impact of outside forces.

# 恒隆地產有限公司
# HANG LUNG PROPERTIES LIMITED

## 目錄 CONTENTS

# 公司簡介
# CORPORATE PROFILE

## 恒隆地產有限公司

恒隆地產為香港最具規模之物業發展及投資公司之一，擁有位於香港交通要塞之多類物業。本公司乃恒隆集團有限公司之附屬公司，於二零零零年接手負責恒隆集團未來之物業發展業務。

恒隆地產以卓越之策略經營其多元化之物業組合。本集團不時檢察旗下物業之租戶組合，於有需要時作出質量提升；並定期翻新現有物業，以配合市場需求之變化。本集團之物業廣受歡迎，乃由於本集團注重增值服務及優異配套，因此旗下物業甚受租戶歡迎。

本集團不斷向前瞻部署。多項新物業均集中於九龍之主要住宅區，包括位於西九龍填海區座落於機場鐵路九龍站之The HarbourSide、興華街西物業及海輝道物業，以及何文田之項目。此等項目將持續提升本集團享有善於發展優質及位置優越之物業之美譽。


HANG LUNG
PROPERTIES LIMITED
恒隆地產有限公司
HANG LUNG
GROUP LIMITED
恒隆集團有限公司
GRAND HOTEL
HOLDINGS LIMITED
格蘭酒店集團有限公司

## HANG LUNG PROPERTIES LIMITED

Hang Lung Properties is one of Hong Kong's largest property development and investment companies boasting a diverse range of properties located along the city's major transport arterial routes. It is a subsidiary of Hang Lung Group Limited and in 2000 assumed corporate and investment responsibility for the Group's future property development business.

Hang Lung Properties' diverse portfolio is supported by sound strategic initiatives. The tenant mix of our properties is constantly reviewed and, where necessary, upgraded; existing developments are regularly refurbished to meet the changing demands of the marketplace. Our properties remain popular and, as a result of our emphasis on value-added services and incentives, are often highly sought after by tenants.

We are constantly looking to the future. A new concentration of properties in residential areas in Kowloon, such as The HarbourSide at the Airport Railway Kowloon Station, Hing Wah Street West and Hoi Fai Road - all on the West Kowloon Reclamation, and at Ho Man Tin, will continue to enhance our reputation for high quality and well-located developments.

# 公司資料
# CORPORATE INFORMATION

## 董事

陳啟宗 *(主席)*
殷尚賢 *(副主席)**
袁偉良 *(董事總經理)*
夏佳理 *太平紳士**
陳樂怡#
鄭漢鈞 *金紫荊星章、太平紳士**
何世良 *(執行董事)*
廖柏偉*
吳士元 *(執行董事)*

*#非執行董事*
**獨立非執行董事*

## Directors

Ronnie C. Chan *(Chairman)*
S.S. Yin *(Vice Chairman)**
Nelson W.L. Yuen *(Managing Director)*
Ronald J. Arculli, *JP**
Laura L.Y. Chen#
H.K. Cheng, *GBS, JP**
Wilfred S.L. Ho *(Executive Director)*
P.W. Liu*
Terry S.Y. Ng *(Executive Director)*

*#Non-Executive Director*
**Independent Non-Executive Director*

## 審核委員會

鄭漢鈞 *金紫荊星章、太平紳士(主席)*
陳樂怡
廖柏偉

## Audit Committee

H.K. Cheng, *GBS, JP (Chairman)*
Laura L.Y. Chen
P.W. Liu

## 公司秘書

程式榮

## Company Secretary

Robin S.W. Ching

## 註冊辦事處

香港中環德輔道中四號
渣打銀行大廈二十八樓
電話：2879 0111
傳真：2868 6086

## Registered Office

28th Floor, Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Tel : 2879 0111
Fax : 2868 6086

## 互聯網網址

網址 : http://www.hanglung.com
電子郵件 : HLProperties@hanglung.com

## Internet Address

Website : http://www.hanglung.com
Email address : HLProperties@hanglung.com

## 核數師

畢馬威會計師事務所
*執業會計師*

## Auditors

KPMG
*Certified Public Accountants*

# 財務摘要
# FINANCIAL BRIEFS

盈利及普通股股息
Earnings and Ordinary Dividends
截至六月三十日止年度 for the year ended 30 June


(百萬元 $Million)
■ 普通股股息 Ordinary Dividends
□ 盈利 Earnings
3,000
2,500
2,000
1,500
1,000
500
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

| | | 2002 百萬元 $Million | 2001 百萬元 $Million |
|---|---|---|---|
| 總資產 | Total assets | **39,458** | 40,546 |
| 投資物業 | Investment properties | **24,986** | 25,024 |
| 出售物業 | Properties for sale | | |
| －發展中 | – Under development | **8,490** | 7,290 |
| 現金及銀行存款 | Cash and deposits with banks | **3,146** | 3,725 |
| 總負債* | Total liabilities* | **12,884** | 12,302 |
| 銀行貸款及透支 | Bank loans and overdrafts | **6,372** | 8,952 |
| 可換股債券 | Convertible bonds | **3,390** | — |
| 股東權益*／資產淨值* | Shareholders' funds* / Net assets* | **26,112** | 27,857 |
| 營業額** | Turnover** | **2,383** | 2,523 |
| 普通股股東應佔純利 | Net profit attributable to ordinary shareholders | **1,207** | 1,384 |
| 股息 | Dividends | | |
| 普通股 | Ordinary shares | **1,156** | 1,156 |
| 優先股 | Preference shares | **48** | 48 |
| 每股普通股資料 | Per ordinary share data | | |
| 盈利 －基本 | Earnings – Basic | **41.8¢** | 47.9¢ |
| －攤薄 | – Diluted | **41.5¢** | — |
| 股息 －中期 | Dividends – Interim | **11¢** | 11¢ |
| －末期 | – Final | **29¢** | 29¢ |
| －全年 | – Total for the year | **40¢** | 40¢ |
| 資產淨值# | Net assets# | **$9.0** | $9.6 |
| 債項與股權比率*** | Debt-to-equity ratio*** | **12%** | 19% |
| 派息比率(普通股) | Pay-out ratio (ordinary shares) | **96%** | 84% |
| 已發行普通股股數(百萬) | Number of ordinary shares outstanding (in million) | **2,889** | 2,891 |

* 已為末期股息之會計政策之改變作出調整
*Adjusted for change in accounting policy for proposed final dividends*

** 不包括利息收入
*Excluded interest income*

*** 債項指銀行貸款及透支減現金及銀行存款。股權則包括股東權益及少數股東權益。
*Debt represents bank loans and overdrafts less cash and deposits with banks.*
*Equity comprises shareholders' funds and minority interests.*

\# 根據於結算日之資產淨值除以已發行普通股股數
*Based on net assets divided by number of ordinary shares outstanding on the balance sheet date*

## 股東權益及借貸淨額
## Shareholders' Funds and Net Borrowings
*於六月三十日 at 30 June*


(百萬元 $Million)
■ 借貸淨額 Net borrowings
□ 股東權益 Shareholders' funds
40,000
30,000
20,000
10,000
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

## 債項與股權比率
## Debt-to-Equity Ratio
*於六月三十日 at 30 June*


(%)
20
15
10
5
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

| 2000<br>百萬元<br>$Million | 1999<br>百萬元<br>$Million | 1998<br>百萬元<br>$Million | 1997<br>百萬元<br>$Million | 1996<br>百萬元<br>$Million | 1995<br>百萬元<br>$Million | 1994<br>百萬元<br>$Million | 1993<br>百萬元<br>$Million |
|---|---|---|---|---|---|---|---|
| 37,912 | 35,414 | 35,501 | 42,400 | 36,120 | 35,384 | 35,610 | 25,171 |
| 23,048 | 21,750 | 25,714 | 35,410 | 32,491 | 32,145 | 32,088 | 23,247 |
| 3,787 | 2,541 | — | — | — | — | — | — |
| 4,854 | 5,461 | 4,712 | 2,577 | 191 | 1,065 | 1,248 | 15 |
| 9,365 | 8,274 | 4,909 | 3,026 | 4,725 | 4,691 | 5,323 | 3,367 |
| 5,027 | 5,010 | 2,211 | 680 | 2,465 | 2,367 | 3,064 | 1,645 |
| 28,229 | 26,872 | 30,352 | 39,155 | 31,198 | 30,492 | 30,164 | 21,804 |
| 1,846 | 2,245 | 3,587 | 3,686 | 2,427 | 2,434 | 2,477 | 1,764 |
| 1,218 | 1,896 | 2,653 | 2,490 | 1,580 | 1,548 | 1,504 | 1,213 |
| 1,041 | 985 | 1,366 | 1,358 | 1,088 | 1,061 | 927 | 813 |
| 48 | 53 | 71 | 87 | 115 | 121 | 80 | — |
| 42.1¢ | 66.2¢ | 92.5¢ | 91.7¢ | 63.3¢ | 66.6¢ | 66.5¢ | 53.7¢ |
| — | 65.4¢ | 91¢ | 90.1¢ | 62.8¢ | 65.8¢ | 62.3¢ | 52¢ |
| 10¢ | 14¢ | 17¢ | 16¢ | 15¢ | 14.5¢ | 13.5¢ | 12.5¢ |
| 26¢ | 20¢ | 31¢ | 31¢ | 28.5¢ | 28¢ | 27.5¢ | 23.5¢ |
| 36¢ | 34¢ | 48¢ | 47¢ | 43.5¢ | 42.5¢ | 41¢ | 36¢ |
| $9.8 | $9.3 | $10.6 | $13.6 | $12.5 | $12.2 | $13.3 | $9.7 |
| 0.6% | N/A | N/A | N/A | 7% | 4% | 6% | 8% |
| 86% | 51% | 52% | 51% | 69% | 64% | 62% | 67% |
| 2,891 | 2,894 | 2,853 | 2,888 | 2,501 | 2,495 | 2,261 | 2,259 |





# 強者的領導揉合專注的規劃，恒隆滿懷信心邁步向前。

# Strong leadership and focused planning combine to move Hang Lung ahead with confidence.



*執行董事 — 從左至右：袁偉良先生，吳士元先生，陳啟宗先生，何世良先生*
*Executive Directors – from left: Mr. Nelson Wai Leung Yuen, Mr. Terry Sze Yuen Ng, Mr. Ronnie Chichung Chan and Mr. Wilfred Sai Leung Ho*

# 致各股東
# TO OUR SHAREHOLDERS


渣打銀行大廈
*Standard Chartered Bank Building*

過去十多年來，本人均親筆撰寫集團內每間上市公司之主席報告。自亞洲金融風暴後，這些報告有可能是香港企業同類致股東函件當中篇幅最長者之一。本人此舉有兩項原因：首先，此乃可與股東(尤其那些未能親身出席本集團股東週年大會之股東)直接溝通之少數機會之一；而更重要者，本人嘗試從管理層角度就香港物業市場提供中肯分析，這在本集團之母公司恒隆集團之年報尤其明顯。令人欣喜者乃投資界和傳媒數年來均頗為重視此等報告，一俟其公佈後本地報章隨即迅速刊登。如今集團之所有地產業務均集中於本公司，故本人會在此報告繼續該項慣常做法。

## 業績及股息

截至二零零二年六月三十日止財政年度之營業額為二十三億八千三百二十萬元，減少百分之五點五；普通股股東應佔純利為十二億零七百萬元，較去年度下降百分之十二點八。每股普通股盈利為四角一點八仙，較去年度減少百分之十二點七。

董事局建議派發末期股息每股普通股二角九仙，而全年度每股普通股股息總額將為四角，兩者均與去年度之股息金額相同。

## 業務回顧

香港地產市道持續低迷。雖然自二零零一年七月以來新住宅單位之成交額有所增加，但樓價實質已進一步下跌約一成。由一九九七年七月起累計，樓價最少已下挫六成；更糟者乃樓價有可能進一步下跌。

眾所週知，在地產行業流動現金每較溢利更為關鍵。於今天嚴竣之熊市下，此因素驅使發展商按可出售大量單位之定價來傾銷物業，其理念乃為先於競爭對手吸納尚餘之購買力。此舉或可解決發展商燃眉之急，卻對市場構成極負面之影響。其締造了樓價將進一步下挫之預期，因而加劇了惡性循環。最近，連迄今不願「無必要」壓價之發展商亦加入該行列。此亦難怪，皆因彼等必須套取現金以保障股東價值 — 此乃彼等明顯預期樓價將持續滑落而作出之防患未然。

於割價之同時，發展商正出盡奇謀以吸引潛在買家。年青人現可不費一文便可遷入新居；除享有銀行按揭以外之四年免息貸款外，更可獲得現金回贈，足以支付所有相關費用並有餘錢裝修新居。因此，過往許多無法置業之年青人現已成為買家。他們可能沒有太多積蓄，部份甚至沒有穩定職業。鑑於一九九七年前夕制定之法例令破產者較易翻身，失業更易成為導致申請破產之原因。這不禁令人臆測，倘樓價進一步下跌將有何光景；買家立即變成負資產，但提供第二按揭之發展商亦承受與買家同等之高風險。

現時之問題非單涉及地產業之問題，亦關乎整體經濟，兩者有不可分割之關係。失業率正在攀升，最近已升至百分之七點八之高位，而通縮則仍持續。吾等亦不能低估負資產之影響；人一生之最大投資乃家居，眼見其貶值達三分之二決非樂事。而此命運或多或少已落在大部份港人身上，並包括近年向政府有關機構如房屋委員會及房屋協會購入資

For over a decade, I have personally penned the chairman's statements for each of the public companies in the Group. A number of them after the Asian crisis probably rank among the longest of all similar letters to shareholders for Hong Kong corporates. My reasons are twofold: first, this is one of the few occasions to directly communicate with shareholders, especially those who cannot attend our Annual General Meeting in person. More significantly, I attempt, especially in the annual report of our parent company, Hang Lung Group, to present a critical analysis of the Hong Kong property market from the viewpoint of your management. It is gratifying to note that in recent times, both the investment community as well as the media have apparently taken the piece seriously. Once public, it quickly finds its way into the local press. Now that all real estate activities are concentrated in this company, I will continue the tradition here.

## RESULTS AND DIVIDENDS

For the fiscal year ended 30 June 2002, turnover decreased 5.5% to $2,383.2 million. Net profit attributable to ordinary shareholders was $1,207 million, 12.8% lower than last year. Earnings per ordinary share was 41.8 cents, representing a decrease of 12.7% over last year.

Your Board recommends a final dividend of 29 cents per ordinary share and total dividends for the year would be 40 cents per ordinary share. Both are the same as last year.

## BUSINESS REVIEW

Hong Kong's property market continues to languish in misery. Although transaction volume of new residential units has increased since July 2001, prices actually went down by another 10% or so. Cumulatively from July 1997, they have fallen by at least 60%. Worse yet, it is possible that prices may go down further.

As everyone knows, in this business cash flow is more critical than profit. In severe bear markets like today, this drives developers to dump properties at prices that will move large number of units. The idea is to preempt competitors from soaking up remaining purchasing power. While this may solve the immediate problem of a developer, the effect on the market is extremely negative. It creates market expectations of further drops in prices, thus reinforcing the vicious circle. Of late, even major developers who are hitherto not willing to "unnecessarily" put pressure on prices, are engaging in this practice. They can hardly be faulted, for they must generate cash to preserve shareholders' value – just in case prices keep going south which they obviously anticipate.

At the same time, while cutting prices, developers are deploying all sorts of gimmicks to attract potential buyers. Nowadays a young person can move into a new unit with no money down. In addition to a 4-year interest free loan to top up the bank mortgage, a rebate will enable him or her to pay for all related expenses and have money left for furnishing the new home. As a result, there are now many young buyers who previously could not have bought. These people more likely than not have little savings and some do not even have a secure job. With laws enacted right before 1997 which make bankruptcy a lot easier, losing a job can become a quick trigger to file. One cannot help but wonder what will happen if prices fall further. Immediately, the buyer has negative equity, but the developer who grants the second mortgage is as much at risk as the buyer.

At issue is not just a problem of the real estate sector but also of the entire economy, although the two are inextricably tied. Unemployment has been climbing, recently to a high of 7.8%, and deflation persists. One should also not underestimate the negative wealth effect. Watching one's biggest acquisition in life, i.e. his or her residence, drop by two-thirds in value is not fun. This fate, to a greater or a lesser degree, has befallen a sizable percentage of our population, including those who bought in recent years subsidized homes from government related bodies such as the Housing Authority and Housing Society. No wonder people do not want to consume. Daily reports in local newspapers of businesses closing and of layoffs will only exacerbate the downward price spiral.

Lower consumption affects the rental side of our business – at least the leasing of shops. In

*本人對樓市有短期與長期之看法；前者乃甚為謹慎，但後者乃頗為安心。*

*I have a short and a longer term view of the market – the former is very cautious, but the latter, more relaxed.*

助房屋之人士。難怪人們不願消費，而每天在本地報章讀到公司倒閉及裁員新聞，只會令樓價之跌勢加劇。

消費每況愈下對本集團之物業(至少是商舖物業)之租賃業務構成影響。單以二零零二年第二季計算，商舖租金已下跌約百分之五。而由於新需求甚小，寫字樓租金亦告下跌。雖有為數頗多之中小型日本公司來港開業，但彼等通常只租用很小之寫字樓面積。彼等對豪宅市道亦無補於事，該類物業乃近期最受打擊之一環，其租金由年初至今已下跌約百分之二十至百分之二十五。

在此艱困環境下，本集團來自香港投資物業之租金收入較一年前下跌百分之二點三，而利潤則下降百分之八點六。惟靠本集團位於上海之投資物業，本集團來自投資物業之整體租金收入方能增長百分之八，而整體利潤之增長則少於百分之一。由於來自物業銷售之利潤減少，以及利息收入下降，本集團於財政年度之整體溢利錄得減退。

於過去一年內尚有其他兩件事應一提。首項乃本公司於三月份及五月份發行合共兩批五年期可換股債券，總集資額約為三十四億五千萬元。該等債券之年息為三點四厘，換股價為每股九元。這是數十年來首項以港幣為單位發行之可換股債券，反應甚為熱烈。

發行該項債券之背後理念值得解述。恒隆如今已被廣泛接受為於過去約十年來能基本上持續正確判斷市場週期之極少數香港大型地產公司之一。本集團於一九九五年至一九九七年期間堅拒購買物業，以及其後於一九九九年三月至二零零零年十二月期間以市場多年少見之較廉價格購入多幅位置優越之土地，被稱道為本集團近年之成功關鍵。因此，現時本公司在有利潤之地產公司當中，屬於最高市盈率之股份之一。

然而，倘未能以審慎財務規劃作為配合，縱使正確判斷市場週期亦未必能為股東增值。於一九九五年至一九九七年之市道顛峰期，本集團售出頗多位於市區之投資物業，此舉不僅為本集團提供可觀之利潤亦提供現金。於一九九六年，本集團透過配售股份進一步加強本集團之資產負債表，並約於同一期間把長期貸款鎖定於合理之利息水平。一言以蔽之，本集團籌集所得之現金高達一百億元。當亞洲金融風暴於一九九七年年底吹襲香港時，本集團已全無負債。事實上，於償還所有債項後，本集團在整個金融風暴期間仍持有五十億元現金，從任何角度而言均令人欣羨。故此，一俟本集團認為樓市已經見底，而競爭對手仍在劫後掙扎復原之際，本集團得以進取地購置物業。在該等日子，現金便是皇牌！

本集團之連串購置物業行動於一九九九年三月起進行，至二零零零年十二月結束。(正如本人過往曾撰述，在該二十一個月內究竟於何時購置土地，本身已是棘手之問題，其後之邊際利潤很大程度上乃取決於此決定，而本集團慶幸能於每次低潮時採取購置行動。)雖然多名競爭對手於二零零一年爭相入市，坦白而言本集團當時

the second quarter of 2002 alone, retail rental fell by about 5%. Office rents also declined since there was hardly any new demand. A good number of small to medium size Japanese companies did arrive, but they usually took very little space. Nor did they help the luxury residential market which was the hardest hit of late – rents dropped by around 20-25% since the beginning of the year.

Under this tough environment, our investment properties in Hong Kong generated 2.3% less in gross rent and 8.6% less in profit from a year ago. Only with the help of our Shanghai projects did overall rent grow by 8% and profit by less than 1%. Since there were less earnings from property sales, overall bottom line for the fiscal year retreated. Drop in interest income also contributed to this result.

Two other events during the past year should be mentioned. First, in March and May, we issued two tranches of a 5-year convertible bond which raised about $3.45 billion. Interest rate is 3.4% per annum and conversion price is $9 per share. It was the first Hong Kong dollar denominated convertible issue in decades and was enthusiastically received.

The rationale behind the issue deserves explanation. It is now widely accepted that Hang Lung is one of the very few major Hong Kong real estate companies which has basically consistently called the market cycles correctly for the past decade or so. Our refusal to buy properties during 1995 to 1997 and subsequent purchases between March 1999 and December 2000 of well located land at prices cheaper than the market has seen in years, are in particular credited for our recent success. As a result, our shares are now trading at one of the highest price-earnings ratios of profitable property companies.

Calling the market correctly, however, could not by itself produce value for shareholders if it were not supplemented by prudent financial planning. During the market peak of 1995 to 1997, we sold quite a bit of in-town investment properties which gave us not only handsome profit but also cash. We had further strengthened our balance sheet by placing shares in 1996, and had locked in longer term loans at reasonable rates around the same time. All told, we had raised over $10 billion cash. This gave us a totally debt-free position when the Asian crisis hit in late 1997. In fact, after repaying all debt, we still sat on $5 billion of cash throughout the crisis, an enviable position by all accounts. That enabled us to buy aggressively once we thought that the market had bottomed and when competitors were still struggling to recover from the shock. Those were the days when cash was king!

Our land acquisition spree lasted between March 1999 and December 2000. (As I had previously written, the timing of land purchases during that 21 month period was in itself tricky. Eventual profit margin depends a lot on those decisions and we were fortunate to have bought each time at the bottom.) Although a number of our competitors rushed into the market in 2001, we were frankly by then unsure where the market was going. In fact, we were fearful that the price recovery might not be sustainable. What we did know was that our new projects would easily cost a total of some $12 billion with construction expenses coming in over the next few years. As such, we were convinced that it was time to once again raise cash. If the market continues to weaken and selling of flats becomes difficult, then money in our pocket will make me sleep better. The cash crunch experienced in 1984-85 has not been forgotten by your management. But if the market shows signs of sustainable recovery, then we better have the funds on hand to buy more land – not unlike 1999 and 2000 – before prices run away from us. Either way, we should strengthen our finances.

The easy decision was to take advantage of historic low interest rates to refinance all existing debts. That we did in the first six months of this year. More difficult, however, was to raise equity. What instrument to use is unfortunately not altogether up to us; we can only do what the capital market allows.

Management's preference has always been straight equity in forms palatable to existing shareholders such as warrants and share placements. Convertible preference shares such as the issue we did in 1993 was also favored. Our overriding considerations are twofold: minimize the dilution, if any, to existing shareholders, and avoid currency risks.



格蘭中心
*Grand Centre*

並不肯定樓市之去向，更擔心樓價之復甦不能持續；但本集團確知道本身之新項目其後之建築工程，於未來數年甚易耗用達一百二十億元。因此，本集團相信此乃再度籌集現金之時機。倘市道繼續疲弱而住宅銷售變得困難，則本集團口袋有現金可令本人更能安睡；管理層並無忘記一九八四至一九八五年市場現金拮据之經驗。但倘市道持續出現復甦跡象，則於土地價格升逾本集團可接受之水平前，本集團宜恰似一九九九年及二零零零年時手頭擁有現金以購置更多土地。孰此孰彼，本集團均應加強財政實力。

簡易之決定乃把握利率處於歷史性低位之時機為所有原有債務進行再融資，本集團於今年頭六個月已完成此舉，但較困難者乃進行證券融資。本集團可使用何種工具，不幸非由本集團完全作主；本集團只能選用資本市場所容許之工具。

一直以來，管理層均優先考慮對現有股東較愜意之直接融資工具如認股權證或配股。管理層亦屬意可換股優先股，例如本集團於一九九三年所發行者。吾等之先決考慮有兩點：盡量減低對現有股東之攤薄影響(如有)，以及避免貨幣風險。

某程度上，基於第二項原因，本集團於一九九三年選擇發行可換股優先股而非稍便宜之可換股債券，因該兩種工具當時均只能以美元為單位。正如其後之事件顯示，於一九九三年由其他公司所發行之可換股債券，縱非所有亦絕大部份均須於一九九七年或一九九八年贖回 — 而這正是亞洲金融風暴之時！由於可換股優先股乃永久性之證券，本集團得以免遭該命運。

無論如何，於二零零一年整年間及今年大部份時間內，資本市場均未予配合。但當一扇機會出現時，耐心便再次獲得回報。本集團於三月份把握該機會發行可換股債券。其對現有股東之攤薄影響甚微，而以三點四厘之利率鎖定未來五年之貸款成本亦屬合理，此項利率低於本集團歷來之股息率。

部份人士提出疑問，於利率現時低企之際，為何要承擔攤薄影響？為何不乾脆發行債券？本人之答案很簡單：利率較低僅為次要之考慮，藉著不過份進取之發行價，本人希望不用還款。基於合理之利潤推測，該批債券有頗佳機會被轉換為股份。畢竟，環球經濟正充滿不明朗，而本港市場亦危機四伏。正如本人喜愛的其中一句格言所述：股本是公司的資金，而債項是銀行的資金 — 債項是要償還的！再者，按上述就籌集現金所提出之有力論據所示，本人樂於取得可供選擇之最佳交易。任何仍抱懷疑態度之人士有可能大幅低估了市場之逆變，其程度及為期之長可能會令許多人詫異。如以往一樣，本人相信歷史將再次證明本集團正確。

最後一個論題與中國市場有關。本人很高興見到本集團之上海物業已有表現並開始對本集團之純利帶來增長。按本集團投資物業組合之整體租金收入及除稅前溢利計算，上海物業約佔百分之十一。於香港投資物業之租金處於呆滯或

It was partly for the second reason that in 1993 we chose convertible preference shares instead of the slightly cheaper convertible bonds, for in those days both instruments could only be denominated in U.S. dollars. As subsequent events showed, most if not all of the convertible bonds issued by others in 1993 had to be repaid in 1997 or 1998 – right at the time of the Asian crisis! With convertible preference shares which are perpetual, we escaped that fate.

In any event, throughout 2001 and for most of this year, the capital market was not cooperating. Nevertheless patience once again paid off when a window of opportunity arose. We took advantage of it in March and did the convertible bond issue. Dilution to existing shareholders is minimal, and to lock in money at 3.4% over the next 5 years seems reasonable. This rate is below our historic dividend yield.

Some people question why suffer dilution at all when interest rates are so low; why not issue straight debt? My answers are simple: cheaper rates are only a secondary consideration; by not pricing the issue overly aggressively, I hope not to have to repay. Given reasonable profit projections, the chances are good that the bonds will be converted. Afterall, the world economy is full of uncertainties and the local market fraught with danger. As one of my mottos goes: equity is the company's money while debt is the bank's – it has to be repaid! Moreover, in light of the strong arguments for raising cash presented earlier, I will gladly take the best deal available. Any lingering Doubting Thomas is perhaps grossly underestimating the treacherousness of the market, the extent and duration of which may surprise many. As before, I trust that history will once again prove us correct.

The final issue relates to the China market. It is gratifying to watch our Shanghai properties perform and begin to make a difference to our bottom line. In terms of both gross rent and profit before taxation, Shanghai accounts for roughly 11% of our total investment portfolio. While Hong Kong rents stagnate or fall, those from Shanghai are expected to rise steadily.

This is the 10th year of our operation in China and so perhaps it is time to take stock of our mainland strategy. Back in 1992, we decided to enter the Shanghai market after a long period of research and observation. Recognizing how difficult it must be to get things done in a transitional economy like China, and given the associated importance of human relations, it seemed prudent to concentrate on one or at most two cities. And to differentiate ourselves from the many local and overseas (mainly Hong Kong) players, we must do something that they do not or could not do.

Of the many cities studied, we picked three candidates: Guangzhou which is closest to Hong Kong, Beijing and Shanghai. We eventually determined that although it was the first region to open up since the early 1980's, Guangzhou – and for that matter, the entire Pearl River Delta – was at the time less well regulated. Every Tom, Dick and Harry from Hong Kong were clamoring for a piece of the pie. Beijing, on the other hand, was politically complicated and in any event had what seemed to us to be poor city planning. Shanghai was just opening up and several things there impressed us. While being pro-business, the government was more disciplined than most places in China. The caliber of people both inside and outside of government is good, a point which is still true today. Moreover, it seemed that the Central Government was bent on restoring the city's economic prominence of the pre-World War II days. If so, then we should ride that wave.

As to differentiating ourselves, we knew that we could not compete with native developers on low-end products. Hong Kong investors on the other hand would likely repeat what they had done in their home market, namely smaller buildings with average quality. Less significant players could not, or do not know how to, do otherwise, while the major ones may not have the appetite for large and first-class projects. So if our estimation was correct in that Shanghai would one day become a city of world significance, then we should do something of world-class quality and size. Consequently, after an initial high-end residential site to learn the ropes, we embarked on two major projects which are now known as The Grand Gateway and Plaza 66.

The Grand Gateway in Xujiahui of Xuhui District is an almost 100,000 square meter shopping

下跌之際，預期來自上海物業之租金收入將穩步上升。

本集團之中國業務已踏入第十週年，也許是時候檢察本集團在中國大陸之發展策略。回顧一九九二年，本集團經過長期研究及觀察後決定進軍上海市場。本集團深明在一個過渡性經濟例如中國要成事定必困難，而鑑於人際關係之重要性，因此選擇一個或最多兩個城市集中發展應屬審慎之舉。為了在許多本地及海外(主要為香港)之競爭對手中突圍而出，本集團必須幹眾人所不會或不能幹之事。

經研究多個城市後，本集團選擇了三個城市作考慮：最鄰近香港之廣州、以及北京和上海。其後本集團決定，廣州以至整個珠江三角洲雖然是自八十年代初期已開放之首個地區之一，但當時之管治情況並非完全理想，來自香港之張三李四均欲分一杯羹。另一方面，北京就政治方面而言較為複雜，而無論如何北京之城市規劃予本集團未盡完善之感。上海當時剛起首開放，但有數點令吾等印象深刻。當地政府在支持商業發展之同時比中國大部份地方政府有較佳之紀律；其官方及民間之人才均出類拔萃，此點於今天仍然屬實。再者本集團當時感到中央政府正矢志回復上海於第二次世界大戰前舉足輕重之經濟地位，既然如此，本集團理應乘風舉帆。

本集團明白，要做到鶴立雞群，決不可與當地發展商在低檔產品進行競爭。另一方面，香港投資者多會把其在香港之做法再套用於上海，即發展中庸質素之小型物業；規模較次之發展商沒有能力採取或不通曉其他做法，而大型發展商未必對大型及一級項目有興趣。因此，倘本集團對上海某天將成為顯赫世界之城市之判斷正確，則本集團應在上海發展世界級質素和規模之物業。結果，於上海發展一項高檔住宅物業作牛刀小試後，本集團便開始發展現稱為港匯廣場及恒隆廣場之兩項大型物業。

位於徐匯區徐家匯之港匯廣場乃面積幾達十萬平方米之購物商場，是迄今在人煙稠密之浦西舊區(與浦東新區截然不同)最大之同類物業，矗立於上海最大之地鐵站上蓋，經已全部租出。現今每逢週末或假期，逾十五萬人前往該商場。

位於靜安區南京西路之恒隆廣場，包括一幢樓高六十六層面積逾七萬八千平方米之辦公室大樓，以及下設面積逾五萬二千平方米之購物商場，兩者均已全部租出。該辦公室大樓之租戶陣容仿如國際商界之精英名錄，而該購物商場所雲集之歐洲高級時裝品牌之鼎盛，有可能多於世界上任何一處。雖然該購物商場之人流遠低於港匯廣場，但其店舖之生意甚佳，位於底層之商舖按每平方米計算所錄得之收入，可媲美世界主要城市之同類商舖之水平。

該兩項物業之獨特處乃彼等面積宏大兼且美侖美奐。兩者均由世界知名之美國建築師設計，並按高水平之特定要求而興建。迄今上海尚無可與彼等之面積及質素匹敵之同類物業，故彼等可望於未來多年保持競爭優勢。

從財務角度來看，來自該等上海投資物業之收入與本集團位於香港之投資物業所提供之回報，按除稅後之基準而言並無太大分別；唯一之分別乃中國大陸項目之租金上升潛力短期而言遠遠較佳。本集團正研究如何利用吾等經過辛勤所取得之精湛知識以擴展本集團之中國業務。本人將在稍後之環節再論述此點。

## 展望

本人對樓市有短期與長期之看法；前者乃甚為謹慎，但後者乃頗為安心。

正如前文所述，樓市自一九九五年以來均至為險厄。任何人倘於一九九五年至一九九七年期間購入土地，如今只能瞠目注視其已落成物業帶來之巨額損失。住宅平均價格已下挫逾六成，但地價之跌幅更甚，而在某些情況下更遠遠為甚。(此乃為何本人當時對某些投資分析員之言論百思不得其解，例如：某間地產公司因無物業可售故不會錄得溢利。彼等仍宥於舊思維，以為銷售物業便會自動錄得溢利。今天之實情是：售樓愈多變現之虧損愈大乃更為常見。因此，本集團慶幸並無物業可供銷售，因有關之土地必多為摸頂購入。)即使部份於一九九九年四月政府恢復賣地後被購入之土地，按今天之樓價亦已淪於失利。包括本集團在內較幸運之發展商其物業仍「有利可圖」，但如今之安心程度亦遜於一年前。最近之市場狀況已出現經濟「雙底」衰退之跡象，而首個谷底乃於一九九九年出現。

center which is so far the biggest in Puxi, the highly densely populated older part of the city (as opposed to the new town Pudong). Fully leased, it is on top of the biggest subway station in Shanghai. On weekends and holidays, in excess of 150,000 people now frequent the mall.

Plaza 66 on Nanjing Xilu in Jingan District has an office tower of over 78,000 square meters with 66 floors, on top of a shopping center of 52,000 square meters. Both are fully leased and the office tenants read like who's who in international business. The retail mall probably has the highest concentration of European high fashion brand names anywhere in the world. There are far less visitors compared to The Grand Gateway, but the shops are doing equally excellent business. In fact, the per square meter revenue generated on the ground floor compares favorably to those in major cities in the world.

What is unique about these two developments is that they are both big and beautiful. Both are designed by world-renowned American architects and are built to high specifications. So far nothing in Shanghai approaches their size or quality which will hopefully keep them competitive for many years to come.

From a financial perspective, returns generated in Shanghai on an after-tax basis are not much different from those of our Hong Kong investment properties. The only difference is that mainland projects have much better near term rent appreciation potential. We are now studying how to build upon our hard-earned expertise to grow the business in the mainland. I will return to this subject in a later section.

## PROSPECTS

I have a short and a longer term view of the market – the former is very cautious, but the latter, more relaxed.

As alluded to earlier, the market since 1995 has been most perilous. Anyone who has bought land between 1995 and 1997 is now staring at the completed buildings with huge losses. While residential units on average have fallen by over 60%, land prices have dropped even more, and in some cases, by much more. (This is why I am baffled these days by the words of some investment analysts such as: a certain real estate company will not make a profit because it does not have properties to sell. They are stuck with the old paradigm that selling properties automatically makes money. The fact today is: the more one sells, the more losses are realized. As such, it is fortunate that we do not have anything to sell since the land would have been purchased at the peak.) Even some sites bought by others after the resumption of government land sales in April 1999 are under the water at today's prices. More fortunate owners like us whose projects are "in the money" are less comfortable today than a year ago. Recent market developments have shown signs of a "double-dip," with the first trough being in 1999.

In this environment, we, like all our competitors, are faced with two very difficult decisions. Should we sell flats now or later, and when should we start buying land again. The answer to the first will partially depend on one's cash flow position. We are fortunate to be healthy financially, for through the recent reorganization of group companies, holding costs of development projects are now supported by steady rental income. As such we can afford to wait. However, one cannot dismiss the possibility that a time may come when it is no longer prudent to do that. The only comfort then will be that given our much lower average land cost, the terrible market will hurt us less compared to our competitors. Needless to say, I would rather like to see them make money, knowing that we are making more.

When to buy land is even more difficult a decision since we do not know our future cash position apart from rental income. Given that, it is wise to be conservative. This was why we had not purchased anything in the past twenty months.

Land acquisition decisions are further complicated by one factor seldom discussed in public. Since the government basically controls all land sales, it can strongly influence prices. When the market falls, it often stops selling. It does so either by declaring a moratorium such as the 9-month period between July 1998 and March 1999, or by simply putting up artificially high minimum prices when developers apply for land. Afterall,



*恒隆廣場，上海*
*Plaza 66, Shanghai*

在現時環境下，本集團與競爭對手均面對兩項非常困難之決定。吾等應於現時抑或稍後銷售物業，以及吾等應何時開始重新購置土地。首個問題之答案部份將取決於個別公司之流動現金狀況。本集團慶幸享有穩健之財政，而透過最近之集團重組，本集團物業發展項目之留置成本已獲得穩定之租金收入所支持，因此本集團有能力等候。然而，不能否定有朝一日此非再為審慎之舉，但基於本集團之土地之平均成本遠遠較低，屆時唯一之安慰乃在可怕之市道下本集團將比競爭對手受到較小創傷。無用贅言，本人於任何時間均寧見競爭對手有利可圖，因本人明白本集團之利潤將更甚。

何時購置土地乃更加困難之決定，皆因本集團無法預知租金收入以外之未來現金狀況。有鑑於此，保持克制乃明智之舉。此亦解釋本集團為何於過去二十個月並無購置任何土地。

一項很少公開討論之因素令購置土地之決定進一步複雜化。由於政府基本上控制所有土地銷售，彼有強大之能力可影響價格。當市道下調時，政府往往停止賣地。要做到這點，政府可宣布暫停賣地，例如於一九九八年七月至一九九九年三月期間之九個月暫停賣地；亦可於發展商申請土地時，簡單地把底價人為調高。畢竟，估值既是科學也是藝術，而無論如何政府亦經常害怕被批評為廉價出售土地。

對社會而言，此舉是否恰當具有爭議性。其或可防止人心惶惶，而已購入昂貴土地之發展商無疑會予以支持，但此對沒有追逐價格之審慎發展商並不公平。以違反自由市場原則之方式作出干預，令審慎之發展商被剝奪了於市道下調時購置土地之機會。於一九九七年前高地價政策令整體樓市明顯有升無跌之際，此舉或可令人接受，但現今地產業已經歷基本性之轉變(即本人過去所解釋關於土地供應充裕及市場具有透明度)，此舉便問題叢生。原料(即土地)價格因行政手段而高企，但成品則受市道之變幻莫測所支配，因而令地產業之風險增加。部份人士或誤以為，基於土地價格總會見底，現時之風險已較低。唯一之問題乃包括政府在內無人可控制已建成之單位之價格。

言盡於此，本人仍勉強支持政府之賣地政策以維持社會之安穩。本人之所以提出此論題，乃希望一俟市道回復正常時，應檢討該等政策尤其政府之土地估值程序。

但就現時而言，即使現有之政策不公平，吾等亦唯有忍受。鑑於近數月之市道持續疲弱，對本集團於二零零零年十二月前之二十一個月之購置土地決定抱有疑問，表面上似乎合理。相對於競爭對手而言，本集團乃以最低價購入最佳之土地，但歸根結底本集團應作出購置行動嗎？基於政府之政策乃於市場意慾疲弱時不出售土地，本集團並無其他選擇，容許本集團之土地儲備降至於零乃不切實際。或許本集團應告慰，事實上本集團自二零零一年一月以來並無購置土地，任何於該期間出售之土地售價均較本集團之前所付出之購買價昂貴。

valuation is as much an art as a science, and the government is in any event always fearful of being criticized for selling land cheap.

For society, this is arguably desirable – it may prevent panic. Developers who have purchased expensive land will no doubt support the practice, but it is unfair to the prudent players who did not chase prices. A form of intervention which goes against the free market principle, the latter are deprived of the opportunity to buy when the market is down. Before 1997, when the overall market apparently only goes up due to high land price policy, this is perhaps acceptable. But now that the industry has fundamentally changed (i.e. sufficient land supply and transparent market, as I have in the past explained), it becomes problematic. Price of raw material, i.e. land, is administratively kept from falling while the finished product is subject to the vagaries of the market. The risk of the industry is thus enhanced. While some may erroneously argue that since there would be a floor to land prices, the risk is now less. The only problem is that no one – not even the government – can control the prices of the built-out apartments.

Having said all that, I still reluctantly support the land sales policies of the government in order to maintain societal calm. My intention of bringing up the subject is that once the market returns to normalcy, there should be a review of those policies, particularly the government's land valuation process.

But for now, we have to live with existing rules, unfair as they may be. Given the weakening market of the past months, on the surface one may justifiably question our decisions to buy land in the twenty-one months before December 2000. Relative to our competitors, we have bought the best plots at the lowest prices, but should we have bought at all? Given the government's policy to effectively not sell land when market sentiments are weak, we are left with no alternative. Allowing our land bank to run down to zero is unrealistic. Perhaps we should take comfort in the fact that we had bought nothing since January 2001, for any land transacted in that period was more expensive than ours.

Whatever the case, one thing is certain: I have never seen in all the years a more treacherous time for the industry. To recognize in 1995 that prices were too high was not that difficult; the difficult part came in resisting temptation to follow the crowd and buy. But at least your management knew then what needed to be done. Now the market is very different – none of us has seen anything like it. To see us through, I am counting on utmost caution mixed with an instinct for the market honed through long years. As always, luck will help.

Looking further down the road, however, the picture is in my opinion not as bleak. While almost no one today anymore believes that real estate prices will return to the pre-1997 heights, I see little reason to be overly pessimistic. In the past I had presented arguments for a healthier market in the longer term. Allow me to briefly summarize.

Demographics are favorable to the industry. The city is projected to have about one million people added by 2010 and almost three million more by 2020. Many of the new arrivals from the mainland will bring with them cash to immediately buy properties, rather than waiting seven to ten years to save up for the down payment as the earlier immigrants. Just as the Pearl River Delta will be the target area for Hong Kong's lower economic strata to purchase homes, our city will attract many of the nouveau riche of the mainland. Both phenomena have started and will likely continue for some time. Recent weakness in the market may tempt even more of our fellow countrymen to acquire here, and regulations are already being crafted to make their coming and purchasing easier.

Cheaper prices will enable many locals to exchange smaller flats for bigger ones. With the median size being around 50 square meters, the lure of more spacious units is powerful. So far the lethargy of the secondary market has prevented them, but given the opportunity, a good number will make the move.

Similarly, many who live in older apartments will relocate to newer ones. Competition in the past few years has greatly improved the quality of more recent developments. These are characterized by better design and material, more luxurious lobbies and lavish club houses with many amenities. They appeal especially to the younger buyers.

The other side of the coin is that many of our

無論如何，有一點可以肯定：本人從未見過地產業處於較如今更難逆料之時刻。於一九九五年時要洞悉樓價過高並不太困難；難處在於堅拒誘惑絕不隨波逐流購置土地，但最少管理層當時知道須要採取甚麼行動。如今之市況已截然不同，吾等從未見過類似之光景。本人寄望以高度之謹慎以及多年磨練所得之市場觸覺引領本集團渡過逆境。一如往常，運氣將有助一臂之力。

然而，放眼前望，本人並不認為前景如此灰暗。雖然今天幾乎無人相信樓價可重返一九九七年前之高位，然而依本人之見並無太大理由過度悲觀。本人過往已就長遠之健康市道提出意見，容許本人在此簡要概述。

人口增長對地產業利好。預期香港人口於二零一零年將增加約一百萬人，於二零二零年會再增加近三百萬人。許多來自中國大陸之新增人口將攜同現金來港並隨即置業，而非像過去來港之大陸移民等候七至十年，以便儲蓄金錢來支付住宅物業之首期。正如珠江三角洲將成為香港較低經濟階層之置業目標地區，香港將吸引大陸許多新貴前來置業。這兩種現象均已出現，並有可能維持一段時間。近期之疲弱市道會吸引更多中國同胞來港置業，而有關法例現正草擬令彼等更容易來港及置業。

較廉之樓價將令許多港人得以換樓而購入較大之單位。基於中型單位之面積約為五十平方米，大型單位之吸引力甚大。迄今二手市場呆滯令換樓人士卻步，但倘有機會，頗多人士將作出行動。

同樣，許多居於較舊單位之人士亦會遷往新居。過去數年之競爭環境令近年落成之住宅項目之質素大幅改善，這可見諸較佳之設計和物料、更豪華之大堂、以及設施完善之豪華會所。此等因素對年青買家特別具有吸引力。

另一方面，香港許多舊樓現正急劇趨於破殘。於六十年代急速增長期興建之住宅大廈既不妥善亦追不上潮流。此類物業將隨著時間過去而被清拆。因此，住宅供應量最低限度在重建期間將暫時減少，而倘地積比率被調低或土地被用作其他用途，例如增加戶外土地等，住宅供應量有可能長期減少。

本人已列舉許多予人樂觀之因素，但正如本人於過往之報告所撰述，有明顯抵銷性之憂慮存在，但此等令人關注之因素並非能完全蓋過上述之利好作用。

除此以外，讓本人闡述數項無須過度悲觀之實質原因。首先，現政府不會故意摧毀樓價亦斷不能承受此後果。既知香港約百分之六十七之市民以自置物業為居所(於二零零一年年中有百分之四十八居住在私人物業以及百分之十九居住在資助式發售單位)，摧毀地產市場等於摧毀對香港經濟之信心，皆因居所擁有人乃任何社會之支柱。本人相信香港行政長官董建華先生及其幕僚均深明有關問題及解決方法。此外，他們亦明白現時之問題非僅涉及地產業，而是與整體經濟和社會息息相關。根據本港一間大學最近之研究顯示，香港之通縮約有一半源於樓價下跌。因此，除非地產業之景況改善，香港經濟將無法復甦。

事實上，政府近期所有之房屋政策均取向正確。以往部門和機構之間缺乏協調，現正透過新制定之問責制予以解決，而更清晰地申明果斷之政策無疑將有幫助。就此而言，完全取消居者有其屋計劃(居屋計劃)將是朝正確方向邁出之一大步。居屋計劃肯定已完成其歷史使命，現應全身而退。

第二個令人樂觀之原因對於香港乃是新事。於過去數月，所有政黨均有清楚共識，認為樓價進一步下滑對任何人均無益。一方面，需要如此長時間方能認同此明顯之事，事實上令人不安。草根政客對經濟缺乏基本理解，亦因偏袒現有房屋政策之最大得益者(百分之三十一本港人口居住公屋而其租金竟不足支付其維修費用)，以至矇昧至斯，無視市場之現實。另一方面，其可破壞上述已有之共識之可能性低，即使頑固之輩亦終於明白房屋危機之嚴重性。雖然此可望成為政府實施政策之基礎，但餘下之危機乃政客會就有關對策之劑量而爭議不休。本人從事地產業已數十年，在本人心中毫無疑問，除非採取強而有力之果斷措施，否則樓市將不會復甦。

香港於近數月出現一個有趣現象，即使有單位銷售之發展商亦公開承認樓市可能仍未見底。正如一九九五年至一九九七年後，當本集團於二零零一年年中開始提出

city's older buildings are fast becoming dilapidated. Built during the fast growing years of the 1960's, the residential blocks are inefficient and outdated in style. Many of these will in time be torn down. As such, there will be a decrease in housing stock at least temporarily during construction and possibly permanently if plot ratios are lessened or if the land is used for alternative purposes such as more open space.

I have enumerated many factors for optimism, but there are obviously compensatory worries as I have written in previous reports. However, those concerns cannot altogether negate the positive forces presented above.

Beyond all that, let me present a few more practical reasons for less pessimism. First, the present government cannot afford to and will not knowingly destroy property prices. Knowing that some 67% of our homes are owned by our citizens (with 48% in private housing and 19% in subsidized sale flats as of mid 2001), wrecking the real estate market is *to damage confidence in our economy, for* homeowners are pillars of any society. I am convinced that Hong Kong's Chief Executive Mr. Tung Chee Hwa and his deputies are well aware of the problem and the solution. Moreover, they recognize that at issue is not just the real estate sector; it is a problem that encompasses the entire economy and society. According to recent research of a local university, about half of the city's deflation is accounted for by the decline in property prices. As such, the economy cannot recover unless the industry improves.

In fact, all of the government's recent housing policies are on the right track. The former lack of coordination among departments and agencies is being addressed by the newly established accountability system. More clear cut pronouncement of firm policies will no doubt help. In this regard, the total abolition of the Home Ownership Scheme (HOS) will be a big step in the right direction. HOS has definitely served its historic mission and should be retired – once and for all.

A second reason for optimism is something new to our society. In the past several months, there emerged a clear consensus among all political parties that further property price deterioration was not beneficial to anyone. On the one hand, the fact that it took so long to recognize something so obvious was discomforting. Grassroot oriented politicians lack basic understanding of the economy. They are also blinded by their prejudiced protection *of the group already most benefited from* existing housing policies-the 31% of the population living in public rental flats whose rents could not even cover the cost of maintenance – such that they do not see market realities. On the other hand, the likelihood of the consensus dissipating is low. Even the diehards are finally realizing the seriousness of the housing crisis. While this will hopefully serve as a basis for the government policies to take effect, the remaining danger is that politicians will bicker over how powerful should the medicine be. As someone who has been in the business for decades, there is no doubt in my mind that unless strong and decisive measures are taken, the market will not revive.

One interesting phenomenon here is that in recent months, even developers who have flats to sell are publicly admitting that the market may not have bottomed. Just as back in 1995 to 1997, we were a lone voice when we began to sound a note of caution in mid-2001. Now it is a chorus. How ironic then that at this time we should once again be the odd fellow to propose a ray of hope. In the go-go days of the mid-1990's, we were considered by many as conservative and even by one major institutional investor as lazy. The same may now call us unrealistic or something worse. We call only on history to testify on our behalf, and trust that it will yet testify in our favor in the coming years.

There is, however, no place for complacency. *The extremely tricky question for us operators* in the business is how long will it take the market to turn around. The answer will depend to a great extent on what measure the government will take to stimulate the market. Whatever they are, the road ahead will not be easy. But, as the Chinese say, with crisis comes opportunities; and as the westerners say: when the going gets tough, the tough get going. I believe in both axioms, and so believe that if anyone will emerge stronger through this

謹慎看法時，本集團乃一士諤諤，如今則一眾唱和；今天本集團因提出一線希望而再度成為孤軍，此乃何等諷刺。在九十年代中期之荼蘼歲月，本集團被許多人視為保守，甚至被一名大型機構投資者視為慵惰，如今同一人士可能稱本集團乃不切現實甚至給予更差之稱謂。本集團只能求諸歷史為證，並相信於未來歲月歷史將證明本集團正確。

然而，現時斷無沾沾自喜之處。對本集團等地產商而言，極棘手之問題乃市道好轉需時多久。在頗大程度上，有關答案將取決於政府將採取之刺激樓市措施。無論此等措施為何，前路將不會平坦易行。然而，正如中國人所說，有危自有機；亦正如西方人所說，路途崎嶇之際，強者跨步之時。本人相信此兩句格言，因而相信假如任何人可安渡此黑暗期並更為強盛，本集團自亦包括在內。坦白而言，此等贏家為數不多，而這對本公司之股東亦是好消息。

要在下回合取得成功，地產商必須在新環境下改變其經營方式。事實上，本集團於數年前已就此起步。設計和建築方面之產品質素，其重要性現已遠超從前。良好之建築進度既可讓市場推廣更具彈性，亦可節省利息開支，尤其於利率回復至歷史之正常水平時將更見效益。隨公司聲譽而來之產品品牌，將成為判別贏家和輸家之因素。物業之位置固然仍至為重要，但良好之聲譽有助於市況欠佳時銷售物業，亦有助於市況蓬勃時提高物業售價。最後一點乃成本控制亦將遠較過往重要；在一九九七年前之日子，邊際利潤主要取決於地價，如今建築成本將日益扮演較重要之角色。畢竟，於過去往往佔項目成本高達百分之七十五至百分之八十之地價，但如今可能只佔百分之四十至百分之五十。

至於本集團之中國發展策略，儘管本集團迄今表現甚佳，本集團仍小心謹慎。本人在較早前之環節曾提及，不可無取捨地把香港湊效之方法套用於中國大陸。兩地之社會和實質環境均有分別，需要採用不同策略。可供非中國大陸物業發展商仿效之有效模式縱非全無亦為數甚少，故吾等只能另闢新徑。縱像本集團般擁有財政資源，亦非成功之保證。事實上，此因素可帶來適得其返之作用，當資金充裕時，人每易疏忽大意。畢竟中國大陸多個城市和鄉鎮均爭取本集團前往投資。吾等應永不忘記，作出投資甚為容易，但令投資有利可圖則極為困難。

上海市場於過去十年已有頗大之轉變，因此本集團並不相信重覆本集團過往之做法在今天乃正確之舉。土地已不再廉宜，須投入之總成本頗大，而市場亦較波動。無論如何，本集團仍繼續物色項目。倘本集團於未來一或兩年在中國大陸有新作為，本人亦不感詫異。本集團首個可受惠之項目有可能是完成興建恒隆廣場之第二幢辦公室大樓及港匯廣場餘下之兩幢住宅大廈，前者將為本集團之物業組合增添約八萬平方米之優質寫字樓面積。

在現時地產業最黑暗或最低限度接近最黑暗之時刻(歷史或會證明之)，容許本人以評估本集團現今之相對市場地位作為結筆。對本集團而言，自亞洲金融風暴以來之過去五年乃回報可觀甚至令人鼓舞之歲月。藉着審慎管理土地購置、物業銷售及財務規劃，本集團被機構投資者認同為香港最佳管理之地產公司之一。本公司現享有之高市盈率，乃因此項因素所致。

今天，在本港所有大型地產公司當中，本集團受昂貴存貨之牽絆最少、擁有最佳及最廉宜之土地儲備、以及資產負債表屬於最強之公司之一。兩年前之集團重組，令本集團得以更有效地運用資源，以穩定之租金收入支持回報潛力較高之物業發展項目。最後但絕對重要者，本集團擁有一隊專心致志之管理隊伍而其領導人已合作無間多年，因此本人有信心本集團享有輝煌之前景。現時之市況確實可畏，但從古至今市場均有週期性。雖然香港不太可能重獲昔日之光輝(無論歷史將顯示此光輝是多麼浮誇及不得當)，但香港始終會復甦，而地產業亦然。於此出現時，本集團之管理隊伍已準備就緒。此乃本人之責任，而本人向股東保證定必使其落實。

*主席*
**陳啟宗**
香港，二零零二年八月二十八日

dark period, we should be one of them. Frankly, the number of winners will not be big. That too should be good news to our shareholders.

To succeed in the next round, real estate developers must change operationally under the new market environment. In fact, we have started several years ago. Product quality both in terms of design and construction is more critical than ever. Construction speed will give marketing flexibility as well as interest saving, especially after rates return to historic norms. Product branding through company reputation will become a factor to separate the winners from the losers. Whereas location is still of foremost importance, a respected brand name will facilitate property sales in tough times and help raise prices in good times. Finally, cost control will be more critical than before. Whereas in the pre-1997 days, profit margin was predominately determined by the price of the land, now construction cost will play an increasing role. Afterall, land used to account for as much as 75% to 80% of total project cost, but is more like 40% to 50%.

As to our China strategy, in as much as we have performed well so far, we remain cautious. In an earlier section, I alluded to the fact that one cannot apply what works in Hong Kong to the mainland without discretion. Both the societal and physical environments are different which necessitate a different strategy. There are few, if any, worthy models that can be emulated by non-mainland players, and so

resources like we do is no guarantee for success. In fact, it can work against us – one tends to be careless when money is abundant. Afterall, many cities and towns in the mainland beckon for our dollars. One should never forget that it is all too easy to make investments, but extremely difficult to make them profitably.

The Shanghai market has changed considerably in the past decade. We are not convinced that to repeat what we have done in the past is the right thing to do today. Land is no longer cheap, total commitment tends to be large, and the market is volatile. Nevertheless, our search for projects is ongoing. I will not be surprised if something is done in the mainland in the coming year or two. The first projects that will benefit will likely be the building out of the second office tower at Plaza 66 and the remaining two residential blocks at The Grand Gateway. The former will add about 80,000 square metres of prime office space to our portfolio.

Allow me to close with an assessment of our relative market positioning – at this point which history may prove to be the darkest hour of the industry, or at least close to it. The past five years since the Asian crisis have been a rewarding and even invigorating time for us. By prudent management of land acquisition, properties sales, and financial planning, we have been recognized by institutional investors as one of the best run property companies in town. The point has been born out by the high

Today we are, of all the major real estate companies, the least burdened by expensive inventory, have the best and cheapest land bank, and have one of the strongest balance sheets. The group restructuring two years ago has enabled us to more efficiently use our resources – steady rental income to support potentially higher return development projects. Last but not least, we have a dedicated management team with leaders which have worked well together for many years. This is why I am confident that our future is bright. The market is admittedly terrible at the moment, but it has always been cyclical – since time immemorial. Though unlikely to regain its former glory – however flimsy and undeserving as history may show it to be – Hong Kong will nevertheless recover, and so will our industry. When that happens, your management will be ready for it. That is my job and I give you my undertaking to see it through.

**Ronnie C. Chan**

*Chairman*

Hong Kong, 28 August 2002





# 無論何時何地，力創素質高峰。

# Irrespective of location, we scale the heights of quality.



*從御峰的寬敞客廳眺望位於西九龍之The HarbourSide*
*Spacious living room of The Summit overlooking The HarbourSide on West Kowloon*

# 管理層對集團表現之討論及分析
# MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP'S PERFORMANCE



*The HarbourSide*

## 概覽

於剛過去之財政年度，恒隆地產面對內部及營商環境帶來之許多挑戰。集團已完成重組，其中包括淘大置業有限公司於二零零一年十二月易名為恒隆地產有限公司。集團今後所有地產項目均交由恒隆地產負責，令集團得以善用資源及確保競爭能力。

一如香港所有地產公司，本集團在經濟困境下經營。本財政年度之營業額下降百分之五點五至港幣二十三億八千三百二十萬元，主要由於年內花園臺之住宅單位銷量減少所致(二零零二年：二十七個單位；二零零一年：三十六個單位)。因此，普通股股東應佔純利減少百分之十二點八至港幣十二億零七百萬元。本集團建議派發末期股息每股普通股二角九仙，與去年度相同，另全年度普通股股息為四角，亦與上年度相同。

本集團欣然報告，四項主要新住宅項目(包括三項位於西九龍填海區及一項位於何文田)之施工計劃，均正如期進行。

來自香港商舖、寫字樓、住宅及工業／寫字樓物業之總租金收入於年內下降，但來自上海兩個項目之租金收入有助抵銷此跌幅。

本集團是年度之業績反映市場實況。然而，部份由於本集團於一九九九年及二零零零年時審慎購入優質住宅土地，因此本集團現處於優越地位。

## 物業發展及銷售

本集團四項優質住宅項目現正施工，進度均可配合目標之落成日期。本集團抱有信心，以該等單位之質素以及本集團為每個項目所精心策劃之配套設施，當該等項目展開銷售計劃時，將可掀起熱烈之市場反應。

*The HarbourSide*位於機場鐵路九龍站

可供發展之土地儲備
Development Land Bank
*於二零零二年六月三十日 at 30 June 2002*


11%
89%
■ 住宅 Residential
□ 商舖 Commercial

## OVERVIEW

Hang Lung Properties has faced many challenges over the past financial year - both internally and within the marketplace in which it operates. As part of our corporate restructuring, Amoy Properties Limited changed its name in December 2001 to Hang Lung Properties Limited. All future real estate projects will now be undertaken by Hang Lung Properties in a move which rationalizes our Group-wide resources and ensures our competitiveness.

Like all property companies in Hong Kong, we have been operating in a difficult economic environment. Turnover for the financial year fell 5.5% to HK$2,383.2 million mainly due to decreased sales of apartments at Garden Terrace (2002: 27 units; 2001: 36 units) during the year. As a result, net profit attributable to ordinary shareholders decreased 12.8% to HK$1,207.0 million and we have proposed a final dividend of 29 cents per ordinary share, which is the same as last year. Total ordinary dividend for the year is 40 cents per ordinary share, same as last year.

We are pleased to report that our construction programme, with four significant new residential developments (three on West Kowloon Reclamation and one in Ho Man Tin), is progressing on schedule.

Rental revenue in the commercial, office, residential and industrial / office sectors in Hong Kong declined during the year. However income from our two projects in Shanghai has helped offset this decline.

Our results this year reflect market reality. However, the Company is in a sound position, in part due to the prudent acquisition of quality residential sites in 1999 and 2000.

## PROPERTY DEVELOPMENT AND SALES

We have four prime residential developments under construction. All are on programme to meet their targeted completion dates and we remain confident that the quality of units we are producing, together with the facilities that have been carefully integrated within each complex, will ensure strong market interest once we begin our sale campaigns for each of these projects.

*The HarbourSide*, Airport Railway Kowloon Station consists of three blocks of 70-storey residential towers constructed above a 5-storey car park podium. This development will offer 1,122 residential units with gross floor areas ranging from 96 sq m to 272 sq m, and will be completed in the third quarter of 2003. Our marketing and sales programme will commence in the last quarter of 2002 or first quarter of 2003.

The *Hing Wah Street West* development, situated on the West Kowloon Reclamation,



*興華街西*
*Hing Wah Street West*


恒隆地
HANG LUNG PROPERT

*透過恒隆各項目經理的群策群力，*
*集團的The HarbourSide項目臻於至善*
*Hang Lung's project managers move the Group's*
*The HarbourSide development towards completion*





上蓋，包括三幢樓高七十層之住宅大廈，下設五層停車場。該項目可提供一千一百二十二個住宅單位，每個單位之面積介乎九十六平方米至二百七十二平方米，於二零零三年第三季落成。本集團將於二零零二年第四季或二零零三年第一季展開該項目之市場推廣及銷售計劃。

***興華街西***項目位於西九龍填海區，現正進行施工，可望如期於二零零三年第四季落成。本集團持有該項目百分之八十五權益。該項目包括發展五幢住宅大廈，下設三層停車場／商舖及一層地庫，並包括會所及康樂設施。該項目乃政府混合式房屋計劃首兩項之一，其住宅大廈包括一千六百一十六個住宅單位，每個單位之面積介乎四十六平方米至一百一十九平方米。約百分之三十之住宅面積將按照混合式房屋計劃之部份規定，交回政府作為資助房屋出售。餘下之單位由本集團完全按市價作為私人房屋出售，有關之市場推廣計劃將於二零零三年上半年度進行。

本集團另一項位於西九龍填海區之項目乃座落於***海輝道***之優質海景物業。該項目現正發展八幢樓高四十三層之住宅大廈，並包括發展三層寫字樓、商場及停車場，以及面積達四千平方米之獨立會所和康樂設施。住宅單位將為一千八百二十三個，每個單位之面積介乎六十二平方米至一百三十二平方米。預期該項目可於二零零四年第二季落成。本集團尚未落實該項目推出市場之時間。

本集團位於何文田***孝民街***之項目已於本

is on schedule for completion in the fourth quarter of 2003. We have an 85% shareholding in this development which consists of five residential towers built over a 3-storey carparking / retail podium and one level basement and includes clubhouse and recreational facilities. This development is one of the Government's two pilot mixed-housing schemes. The residential towers contain 1,616 residential units with gross floor area ranging from 46 sq m to 119 sq m. As part of the mixed housing scheme requirement, about 30% of the residential area will be returned to the Government for sale as subsidised housing. We will market the remainder as private flats for sale at full market value during the first half of 2003.

Our other development on West Kowloon Reclamation is at ***Hoi Fai Road*** where eight blocks of 43-storey residential towers are being built on a prime sea view site. The development includes a three-storey car park, office and retail podium and 4,000 sq m detached clubhouse with recreational facilities. The 1,823 units, which range in size from 62 sq m to 132 sq m, are expected to be completed in the second quarter of 2004. We have not yet set a launch date for this project.

Foundations were laid for our development at ***Hau Man Street*** in Ho Man Tin during the year and superstructure work is now in progress. This 24-storey residential tower will provide 188 units ranging in size from

年度內完成地基工程，而上蓋建築工程亦已展開。該項目包括發展一幢樓高二十四層之住宅大廈，將提供一百八十八個住宅單位，每個單位之面積介乎五十五平方米至一百一十平方米。預期該項目可於二零零三年六月落成。由於該項目之規模較小，本集團有可能於其落成時推出市場。

## 物業租賃

本集團之租金收入來自商舖、寫字樓、住宅及工業／寫字樓物業。基於市道之普遍狀況，於剛過去之財政年度內，本集團來自香港之租金收入下跌百分之二，為港幣十七億零一百四十萬元。惟本集團位於上海之兩個項目恒隆廣場及港匯廣場，分別提供港幣二億零一百萬元及港幣六千萬元之良好租金收入，有助抵銷本集團該項業務所受到之影響。因此整體租金收入較往年增加百分之八。本集團之香港租賃物業組合之整體租出率處於百分之九十一之理想水平，其中寫字樓及豪宅比商舖在租出率方面承受較大壓力。

## 集團表現 Group Performance

| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | 變動 Change 百萬元 $Million | 百分率 % |
|---|---|---|---|---|---|
| **營業額** | **Turnover** | | | | |
| 物業租賃 | Property Leasing | | | | |
| 香港 | Hong Kong | 1,701.4 | 1,741.5 | -40.1 | -2 |
| 中國大陸* | Mainland China* | 201.0 | 19.3 | +181.7 | +941 |
| 出售投資物業 | Disposal of Investment Properties | 480.8 | 762.4 | -281.6 | -37 |
| | | **2,383.2** | 2,523.2 | -140.0 | -6 |
| **除稅前溢利** | **Profit before Taxation** | | | | |
| 物業租賃 | Property Leasing | | | | |
| 香港 | Hong Kong | 1,358.6 | 1,480.2 | -121.6 | -8 |
| 中國大陸 | Mainland China | 169.6 | 30.0 | +139.6 | +465 |
| 出售投資物業 | Disposal of Investment Properties | 130.7 | 320.2 | -189.5 | -59 |
| | | **1,658.9** | 1,830.4 | -171.5 | -9 |
| 利息收入 | Interest Income | 93.0 | 225.2 | -132.2 | -59 |
| 行政費用 | Administrative Expenses | (88.6) | (86.3) | +2.3 | +3 |
| 財務費用 | Finance Costs | (256.9) | (266.2) | -9.3 | -3 |
| | | **1,406.4** | 1,703.1 | -296.7 | -17 |
| **普通股股東應佔純利** | **Net Profit attributable to Ordinary Shareholders** | **1,207.0** | 1,383.7 | -176.7 | -13 |

* *不包括集團於港匯廣場百分之四十七之權益*
*Excluding the Group's attributable interest (47%) in The Grand Gateway*

營業額及除稅前溢利
Turnover and profit before taxation
截至六月三十日止年度 for the year ended 30 June


(百萬元 $Million)
4,000
3,000
2,000
1,000
0
1998
1999
2000
2001
2002
■ 除稅前溢利 Pofit before taxation
□ 營業額 Turnover

55 sq m to 110 sq m and is expected to be completed by June 2003. We will probably put this project on the market upon its completion due to its smaller size.

## PROPERTY LEASING

Our rental revenue is generated from commercial, office, residential and industrial/ office sectors. In line with general market conditions, that revenue over the past financial year in Hong Kong decreased by 2% to HK$1,701.4 million. Our two Shanghai projects, Plaza 66 and The Grand Gateway, however, helped offset the downturn by generating for us sound levels of income at HK$201 million and HK$60 million respectively. Total rental income therefore increased by 8% over last year. Occupancy rates in our Hong Kong portfolio stood at a satisfactory level of 91% with offices and high-end residential sectors suffering more than retail.

## HONG KONG

### Commercial and Retail Sector

In our commercial and retail sector, weakened consumer confidence continues to affect performance. Many of the structural economic changes Hong Kong is undergoing will take time to filter through from the supply chain end of the economy to the retail frontline. While this has left traditional retail sales sectors such as apparel and restaurants in a weak position, it has stimulated a new niche of market operators and encouraged a greater commitment to marketing investments in brand extensions by well established consumer labels.

As a result, rents are stabilising in prime shopping locations where rental space remains tight. However further market consolidation is expected at secondary locations where rents will continue to be driven down. As most of our shopping malls are in primary locations, they have performed satisfactorily throughout the year.

At *Fashion Island/Fashion Walk* in Causeway Bay rental income recorded a decrease of 1% and the occupancy level stood at 99%. We are gradually revamping the mix of retail outlets here and expect to achieve higher rental rates on renewals.

*The Peak Galleria* recorded a 5% decrease in rental income but average occupancy reached 90% by the end of the financial year after we adjusted the tenant mix to cater for a change in the countries of origin of tourists. The development continues to be a popular destination for both overseas and local visitors and is attracting a number of new retail and service operators.

We have successfully concluded a new 10-year lease agreement with the government at *Queensway Plaza*. This, together with our renovation programme, has encouraged a revamped tenant mix and an overall increase in rental income.



*名店廊*
*Fashion Island*



*山頂廣場*
*The Peak Galleria*


DKNY

*本集團其中一項優質物業恒隆中心座落於銅鑼灣 — 香港的不夜城，令人雀躍的美食和購物之地*

*Causeway Bay, the city never sleeps, is home to Hang Lung Centre, one of the Group's premier developments. This retail core of Hong Kong boasts superb dining and exciting shopping*

## 香港

### 商場及商舖

消費信心疲弱對本集團之商場及商舖之表現持續構成影響。香港現正經歷結構性之經濟轉變，許多轉變均需時從經濟之供應鏈末端滲入至前線之零售業。此等轉變雖然令服裝店和餐館等傳統零售業處於弱勢，但刺激一批新營商者誕生，並鼓勵已建立地位之消費品牌更積極投資在擴展品牌之市場推廣。

因此，座落黃金地點之商舖仍然求過於供，其租金保持堅穩；但地點較遜色之商舖，其租金將持續受壓向下，預期該市場將有進一步之整固。由於本集團之商場大部份均屬前者，因此在年內保持理想之表現。

位於銅鑼灣之***名店廊／名店坊***之租金收入錄得百分之一跌幅，租出率為百分之九十九。本集團正逐步重整名店廊／名店坊之租戶組合，並預期續約時租金將可調升。

***山頂廣場***之租金收入錄得百分之五跌幅。然而，經重整租戶組合以配合訪港旅客來源之轉變後，山頂廣場於本財政年度結束時之平均租出率已達百分之九十。山頂廣場仍為海外遊客及本地人士樂於光臨之地，並持續吸引新的零售商及服務商洽租。

本集團已與政府就***金鐘廊***訂立為期十年之新租約。該物業經過翻新及重新調整租戶組合後，整體租金收入錄得增長。

Similarly, ***Kornhill Plaza*** in Quarry Bay has recorded 99% occupancy and a 2% increase in rental income. This follows the completion of major renovations and the introduction of a large physical fitness centre as an anchor tenant. The trade mix has been changed and the plaza's cinema was being revamped during the summer season.

In East Kowloon, the success of ***Amoy Plaza*** has reflected the changing profile of the neighbourhood with an increasing number of younger shoppers. Occupancy stood at 98% and rental income decreased 1%. We have repositioned food and beverage offerings and changed the mix of anchor tenants. Over the coming months, new themes will be introduced into various zones of the plaza.

***Grand Tower Arcade*** in Mongkok has also undergone a change in tenant mix. A fitness centre has taken over 4,000 sq m of space and a reputable food chain has moved into the entire basement food court. This has resulted in a refreshing new look to the shopping centre. Occupancy for the year stood at 97%, and rental income decreased by 13%, due to ongoing renovation work.

### Office Sector

The demand for rental office space has continued to slacken as corporate downsizing and restructuring impact the marketplace. Despite this, we are pleased in general with


恒隆地產
HANG LUNG PROPERTIES



*栢裕商業中心*
*Park-In Commercial Centre*

位於鯽魚涌之***康怡廣場***亦錄得達百分之九十九之租出率，租金收入上升百分之二。此項成績乃因完成重大翻新工程及引入一所大型纖體中心為旗艦客戶而達至。康怡廣場已改變其租戶組合，而其戲院已於夏季進行翻新。

位於東九龍之***淘大商場***，其成功反映鄰近地區之社群變化以及年青購物者之增加。淘大商場之租出率達百分之九十八，租金收入錄得百分之一跌幅。本集團已重新部署淘大商場之食肆及整理其旗艦租戶之組合，並將於未來數月為淘大商場各店舖區引入新主題。

位於旺角之***雅蘭酒店商場***亦已重整租戶組合。一所健身中心已租用該商場逾四千平方米之面積，而一間知名餐飲連鎖店亦已租用地庫全層之美食廣場，為該商場帶來新面貌。雅蘭酒店商場之租出率達百分之九十七，租金收入錄得百分之十三跌幅，乃由於進行翻新工程所致。

## 寫字樓

受到企業縮減規模及進行重組所影響，寫字樓租賃市場之需求持續放緩。儘管如此，本集團對旗下寫字樓物業於剛過去之財政年度普遍維持之租出率感到欣喜。

中環區之寫字樓租金受到區內新建寫字樓過裕供應之不利影響。然而，本集團位於中環之四幢寫字樓大廈所錄得之租金收入，仍較去年溫和增長百分之三，而租出率仍達百分之八十九之理想水平。該等成績主要由於本集團於二零零零年科技泡沫爆破後立即引入之主動性租賃策略而達至。

本集團位於灣仔之***瑞安中心***物業，其經營情況受到不利之市場環境所影響，租出率因而下調。主要為科網公司之多間企業相繼倒閉，加上缺乏新租戶或舊租戶擴大租用面積之需求，導致區內之寫字樓單位出現過賸。儘管如此，本集團之瑞安中心物業之租金收入仍能維持與去年度相若之水平，租出率為百分之八十五。

位於銅鑼灣之***恒隆中心***持續受到該處寫字樓物業之低沉市道所影響。然而，由於成功保留現有租戶，恒隆中心仍能維持租出率於百分之九十八之水平，但租金收入則保持不變。

本集團位於旺角***麗斯大廈***、***栢裕商業中心***及***荷李活商業中心***之寫字樓物業之主要租戶為小型企業。該等物業之租賃情況仍然穩定，錄得之整體租出率為百分之九十三，租金收入增加百分之九。

位於長沙灣之***百佳大廈***於上一個財政年度由工業大廈改建為寫字樓大廈，首年之租出率為百分之六十。

## 工業／寫字樓

由於經濟不景、可供租賃之同類物業增加以及寫字樓租金普遍下調，工業／寫字樓物業於年內之需求出現下降。本集團持有三萬五千平方米之工業／寫字樓物業，主要位於葵涌，該等物業於財政

the occupancy rates we have been able to sustain throughout the last financial year.

Rental rates in Central have been adversely affected by the over-supply of newly built office buildings. However, rental income for our four office buildings in Central recorded a modest 3% increase over the previous year's figures while occupancy rates remained at a satisfactory 89%. These results are due primarily to our proactive leasing policy which was introduced in the immediate wake of the technology bubble burst in 2000.

At *Shui On Centre* in Wanchai, we have been operating in an adverse marketing environment with deteriorating occupancy rates. Accelerating failures of business, primarily among dotcom companies, and the lack of demand for new or expanded space, has resulted in negative absorption. Despite this, rental income was maintained at the same level as last year and the occupancy rate stood at 85%.

*Hang Lung Centre* in Causeway Bay continues to reflect the locations dismal market conditions for offices. However, by successfully retaining our existing tenants, we have maintained our occupancy rate at 98% while rental income remained steady.

Leasing activity remained strong at *Ritz Building*, *Park-In Commercial Centre* and *Hollywood Plaza* in Mongkok where offices are dominated by smaller businesses. Overall occupancy rates were recorded at 93% while income increased by 9%.

In Cheung Sha Wan, *Park Building*, which is an industrial building converted into offices during the last financial year, the occupancy rate for the development's first year of operation stood at 60%.

## Industrial / Office Sector

Demand for properties in this sector dropped during the year due to the poor economy, the increasing amount of properties available and the general downward rental adjustment within the office property sector. We have 35,000 sq m of industrial/office property space, primarily in Kwai Chung. The overall occupancy level at these properties during the financial year stood at 67%. Total rental revenue however dropped 10% to HK$24.3 million.

## Residential Sector

The retail market for luxury residential properties weakened noticeably during the year. With corporations continuing to decrease their staff housing allowances, low to middle rental budgets dominated the leasing market for luxury rental apartments.

As a result, total revenue from the rental of residential properties fell by 22% to HK$70.6 million.

*The Summit* on Stubbs Road on Hong Kong Island received its Occupation Permit in January 2002. This 70-storey residential tower



御峰
*The Summit*



*能俯覽維多利亞港景色的*
*室內泳池，僅是御峰優質設施的一例*
*The Summit's indoor pool provides dramatic views over Victoria Harbour – just one of the state of the art facilities provided in a premier development*



年度內之整體租出率維持百分之六十七。但整體租金收入則下降百分之十至港幣二千四百三十萬元。

## 住宅

豪宅零售市道於年內顯著放緩。隨著企業持續削減員工之房屋津貼，低至中水平之租金遂成為豪宅租賃市場之主流。

因此，本集團來自住宅租賃之總收入下降百分之二十二至港幣七千零六十萬元。

位於港島司徒拔道名為***御峰***之物業已於二零零二年一月獲發入伙紙。該幢樓高七十層之住宅大廈包括五十二個複式豪宅(每個單位為三百零二平方米)及兩個雙複式豪宅(每個單位為六百零三平方米)，料將成為港島區之地標。該項目佔地三千零四十五平方米，每個豪宅均設獨立之電梯大堂、天花倍高之客飯廳兼四睡房，並配置先進之電器、自動家居系統及電訊系統。該等單位已於二零零二年六月推出市場租賃，初步反應令人鼓舞。首批租戶將於二零零二年年底前遷入。

位於港島南區之***濱景園***之平均租出率仍維持百分之九十三之水平，租金收入則較上年度下降百分之二。租金額超過港幣十萬元之租戶之流失率較高。

本集團繼續銷售位於半山區之***花園臺***單位。於財政年度結算日，本集團已售出花園臺七十四個四睡房豪宅其中之六十三個。

with its 52 duplex (each of 302 sq m) and 2 double duplex (each of 603 sq m) apartments is set to become a Hong Kong Island landmark. Built on a 3,045 sq m site, each apartment boasts its own lift lobby, double height ceilings in the living area and four-bedroom and is equipped with state of the art appliances, home automation and telecommunication systems. Units were offered for lease in June 2002 and initial response has been encouraging. The first tenants will move into the building before the end of 2002.

***Burnside Estate*** in Hong Kong South maintained its average occupancy at 93% although rental revenue dropped by 2% from the previous year. The turnover of tenants in the HK$100,000 plus rental budget range was high.

We have continued our programme of selling units at ***Garden Terrace*** in Mid-Levels. By the end of the fiscal year, we had sold 63 of the 74 four-bedroom units in the development.

## Car Parks Sector

Our car park operations are regarded as among the best in Hong Kong. We have had a smooth year of operations as a result of our investment in effective in-house software and our adherence to the internationally recognised ISO 9002 quality system.

Total parking revenue dropped 9% to

投資物業面積
Investment Property Size
*於六月三十日 at 30 June*


(千平方米)
('000 sq.m.)
800
600
400
200
0
1998
1999
2000
2001
2002
住宅 Residential
寫字樓 / 工業 Office / Industrial
商舖 Commercial

## 按類分析 Segmental Analysis

| | | 樓面面積# Gross Floor Area# 平方米 sq.m. 2002 | 2001 | 租金收入# Rental Revenue# 百萬元 $Million 2002 | 2001 |
|---|---|---|---|---|---|
| **投資物業** | **Investment Properties** | | | | |
| 商舖 | Commercial | **300,800** | 299,200 | **1,138.0** | 1,103.5 |
| 寫字樓 | Office | **249,800** | 259,400 | **600.2** | 482.0 |
| 工業 / 寫字樓 | Industrial / Office | **35,000** | 35,000 | **24.3** | 27.1 |
| 住宅 | Residential | **35,600** | 26,700 | **70.6** | 90.4 |
| **發展中項目** | **Projects under Development** | | | | |
| 商舖 | Commercial | **44,700** | 44,700 | **—** | — |
| 寫字樓 | Office | **64,000** | 56,300 | **—** | — |
| 住宅 | Residential | **367,600** | 382,900 | **—** | — |
| | | **1,097,500** | 1,104,200 | **1,833.1** | 1,703.0 |
| | | 車位數目 No. of Carparking Spaces | | | |
| 停車場 | Car Parks | **6,272** | 6,261 | **124.2** | 135.9 |
| **總計** | **Total** | | | **1,957.3** | 1,838.9 |

\# *包括本集團之應佔權益*
*Including the Group's attributable interest*

物業總值
Property Value
*於六月三十日 at 30 June*


(百萬元 $Million)
40,000
30,000
20,000
10,000
0
1998
1999
2000
2001
2002

租金收入
Rental Revenue
*截至六月三十日止年度 for the year ended 30 June*


(百萬元 $Million)
3,000
2,250
1,500
750
0
1998
1999
2000
2001
2002

*物業總值 Property Value*
■ 投資物業 Investment Properties
□ 發展中物業 Properties under Development

*租金收入 Rental Revenue*
□ 停車場 Car Parks
□ 住宅 Residential
□ 寫字樓／工業 Office / Industrial
■ 商業 Commercial

## 按地域性分析之投資物業 Geographical Analysis of Investment Properties

於二零零二年六月三十日 at 30 June 2002

| | | 樓面面積(千平方米) Gross Floor Area ('000 sq.m.) | | | | 車位數目 No. of Carparking Spaces | 二零零一／零二年度租金收入(百萬元) 2001/02 Rental Revenue ($Million) | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | C | O/I | R | 總計 Total | | C | O/I | R | CP | 總計 Total |
| **香港** | **Hong Kong** | | | | | | | | | | |
| *港島* | *Hong Kong Island* | | | | | | | | | | |
| 中環及金鐘 | Central & Admiralty | 10.1 | 40.5 | — | 50.6 | 16 | 108.8 | 154.3 | — | — | 263.1 |
| 銅鑼灣及灣仔 | Causeway Bay & Wanchai | 40.8 | 38.8 | 8.0 | 87.6 | 418 | 218.3 | 127.2 | 11.6 | 11.0 | 368.1 |
| 康山及鰂魚涌 | Kornhill & Quarry Bay | 54.1 | 37.3 | — | 91.4 | 1,159 | 192.6 | 72.3 | — | 29.5 | 294.4 |
| 山頂及半山區 | The Peak and Mid-Levels | 12.5 | — | 18.3 | 30.8 | 587 | 41.3 | — | 13.4 | 9.8 | 64.5 |
| 港島南區 | Hong Kong South | — | — | 9.2 | 9.2 | 89 | — | — | 45.1 | — | 45.1 |
| *九龍* | *Kowloon* | | | | | | | | | | |
| 旺角# | Mongkok# | 24.1 | 46.9 | — | 71.0 | 1,433 | 161.9 | 91.5 | — | 49.4 | 302.8 |
| 尖沙咀 | Tsimshatsui | 6.1 | 11.1 | 0.1 | 17.3 | — | 26.2 | 44.0 | 0.5 | — | 70.7 |
| 牛頭角及觀塘 | Nagu Tau Kok and Kwun Tong | 60.6 | 6.5 | — | 67.1 | 785 | 266.1 | 1.3 | — | 21.9 | 289.3 |
| 長沙灣、葵涌及其他 | Cheung Sha Wan, Kwai Chung & Others | 4.5 | 42.1 | — | 46.6 | 199 | 2.5 | 35.4 | — | 2.6 | 40.5 |
| **上海** | **Shanghai** | | | | | | | | | | |
| 徐匯區# | Xuhui District# | 46.9 | — | — | 46.9 | 1,100 | 60.0 | — | — | — | 60.0 |
| 靜安區*# | Jing An District*# | 41.1 | 125.6 | — | 166.7 | 486 | 60.3 | 98.5 | — | — | 158.8 |
| 總計 | Total | 300.8 | 348.8 | 35.6 | 685.2 | 6,272 | 1,138.0 | 624.5 | 70.6 | 124.2 | 1,957.3 |

\# 代表本集團之應佔權益 *Representing the Group's attributable interest*

C: 商舖 *Commercial*　O/I: 寫字樓／工業 *Office/Industrial*　R: 住宅 *Residential*　CP: 停車場 *Car Parks*

* 包括發展中物業 *Including property under development*



*港匯廣場 · 上海*
*The Grand Gateway, Shanghai*

## 停車場

本集團被譽為香港最佳停車場經營者之一。由於在自行開發之軟件系統作出投資以及貫徹採納ISO 9002國際質量標準，因此本集團之停車場管理業務於年內繼續順暢運作。

鑑於人口分佈之變化導致市區停車場之月租需求減少，加上經濟放緩，本集團來自停車場業務之整體收入下降百分之九至港幣一億二千四百二十萬元。然而，本集團大部份位置理想的停車場之時租業務仍維持理想之水平。

## 上海

於本財政年度之年初，擁有五萬二千平方米購物商場及樓高六十六層辦公室大樓之恒隆廣場正式啓業，標誌着本集團在上海另一項新發展，而於一九九九年啓業之港匯廣場亦同時證明其效益。

***港匯廣場***乃上海最大之購物商場，現已全部租出。該物業座落於上海最大之地鐵站徐家匯地鐵站之上蓋，恒隆地產持有港匯廣場百分之四十七點二五權益。

位於南京西路之***恒隆廣場***已於二零零一年七月正式啓業，現已接近全部租出。該物業之地面商舖雲集卡地亞、香奈兒及路易威登等國際品牌店，吸引上海本土及鄰近省市之大量顧客人流。至於恒隆廣場樓高六十六層之辦公室大樓亦已全部租出，租戶大部份為大型跨國公司。恒隆地產持有恒隆廣場百分之七十九權益。

## 財務及資金管理

於二零零二年六月三十日，本集團之綜合銀行借貸淨額（扣除現金及銀行存款）為港幣三十二億二千六百萬元，去年同期則為港幣五十二億二千八百萬元。銀行借貸減少乃由於本集團於財政年度下半年發行首項港元可換股債券所致。發行之債券之本金總額為港幣三十四億五千萬元，而該項發行之目的乃為本集團籌集為期五年之低成本定息資金。可換股債券之利率為三點四厘，而換股價為每股港幣九元。倘可換股債券獲悉數換股，預期本集團之整體債項與股權比率將下降。

年內，本集團在銀團貸款市場安排一項港幣四十億元銀團貸款，按各五成之金額分配為五年期及七年期之循環貸款。此項信貸安排已於二零零二年五月完成，並獲得十五間主要銀行踴躍支持。該項貸款顯示本集團擁有昭著之信貸聲譽及銀行界對本集團之審慎管理及財務表現深具信心。

於二零零二年六月三十日，本集團尚未動用之銀行信貸額連同銀行存款合共為港幣八十五億三千八百萬元，其中港幣三十一億四千六百萬元為銀行存款、港幣四十億四千二百萬元為承諾信貸額，而港幣十三億五千萬元為活期信貸。本集團擁有充裕資金，足以提供本集團之營運資金及資本開支所需。

本集團之銀行貸款為無抵押，而本集團之政策乃把到期之債項以中至長期之承諾信貸進行再融資。於二零零二年六月

HK$124.2 million. This is attributed to both the decreasing monthly parking demand in urban areas as a result of demographic changes and the slow economy. Hourly parking business however has remained satisfactory in most of our well-located car parks.

## SHANGHAI

The financial year began with the opening of a new key note development in Shanghai -Plaza 66, a 52,000 sq m shopping mall with 66 storeys of offices - and verification of the success of The Grand Gateway complex which we opened in 1999.

*The Grand Gateway* is Shanghai's largest shopping complex and is fully leased. Hang Lung Properties holds a 47.25% interest in this shopping mall, which is located above Shanghai's largest subway station, Xujiahui Station.

*Plaza 66* at Nan Jing Xi Lu had its grand opening in July 2001 and is practically fully-leased. Its ground level shopping facility features leading international brand names such as Cartier, Chanel and Louis Vuitton and it is attracting high traffic flows of customers, not only from Shanghai but also from nearby provinces. The 66-storey office tower above is fully leased and is occupied primarily by multinational companies. Hang Lung Properties holds a 79% interest in Plaza 66.

## FINANCE AND TREASURY OPERATIONS

As at 30 June 2002, the Group's consolidated net bank borrowings (after deducting cash and bank deposits) totalled HK$3,226 million compared to HK$5,228 million of last year. The level of bank borrowings decreased as the Group issued the first Hong Kong Dollar Convertible Bond in the second half of the financial year. The aggregate principal of the bonds issued amounted to HK$3,450 million and the purpose of the issue was to raise low cost, fixed rate funding for the Group for a period of five years. The Convertible Bonds have a coupon of 3.4% and the conversion price is HK$9 per share. On full conversion of the Convertible Bonds, the Group's overall debt equity ratio is expected to be lower.

In the syndicated loan market, the Group arranged a HK$4 billion facility equally split into five and seven year revolving and term loan. The facility was completed in May 2002 and received very strong support from 15 leading banks. The facility demonstrated the strong credit rating of the Group and the confidence of the banking community in the Group's prudent management and financial performance.

The Group's undrawn banking facilities together with bank deposits as at 30 June 2002 amounted to HK$8,538 million, which comprised HK$3,146 million bank deposits, HK$4,042 million committed facilities and



*恒隆廣場・上海*
*Plaza 66, Shanghai*



*恒隆員工外遊活動*
*Hang Lung Staff Outing*



*待業青年招聘日*
*Career Expo*

三十日，本集團之銀行貸款總額百分之五須於一年內償還、百分之六十四須於一至四年內償還，而百分之三十一則須於四至七年內償還。

本集團使用之貸款方式包括銀團貸款、定期借款、浮息票據及循環信貸，主要以港幣為單位。該等貸款大部份均採用浮息計算利息，並參照香港銀行同業拆息而釐定利息。當情況恰當時，本集團採用利率掉期為其浮息風險作出對沖。於二零零二年六月三十日，本集團百分之二十借貸乃以定息對沖。

## 僱員

本集團十分重視所有工作崗位之員工之技能、幹勁及專心致志。恒隆地產基本上以分攤成本方式使用恒隆集團之員工資源。於過去一年，專責恒隆地產香港業務之恒隆集團僱員為八百一十三人，而上海項目則僱用二百一十三人。

於過去一年，本集團之人力資源重點乃加強員工之才能及提高客戶服務之水平。本集團引入多項新培訓計劃，以語言技能為主。負責物業及停車場管理之員工參與為配合彼等工作所需而設之實用英語課程，而本集團更為負責停車場管理之員工引入實用普通話課程。此外，去年參與初級普通話課程之員工於年內升讀中級普通話課程。其他員工培訓課程集中於安全事項，這貫徹了恒隆地產對其僱員及物業使用者之安全所作出之承諾。

本集團一直深明為員工孕育社群精神之重要性。年內舉辦多項外遊活動，包括為員工及其家眷舉辦深圳、東莞及廣州兩日遊，而本集團之康體會亦舉辦多項活動，包括海洋公園嘉年華晚會、與無國界醫生共同舉辦的野外定向競賽、以及甚受歡迎之麻將和保齡球比賽及特色烹飪班。

本集團抱有信心，於財政年度結束時，員工隊伍對公司及其價值觀與標準準則均更為認同，而這對本集團之業務至為重要。

## 社會責任

恒隆甚為重視其對業務地區之社群所肩承之社會責任，並以實質及非實質方式給予支持，涵蓋之支持範圍包括環境、教育、健康護理、幼兒護理及青少年活動等。

由於本集團從長線着眼於此等工作，因此無法按年度評估其成效。然而，本集團現正發展一項策略，可於未來歲月增加本集團對青少年及鄰舍組織之支持。此項支持包括為青少年提供就業機會，以及對與青少年、鄰舍及良好公民等值得關注之重點活動提供財政支持。本集團抱有信心，於下年度之年報內，本集團可細述此項新策略所取得之實質及實益成果。

HK$1,350 million demand facilities. The ample financial resources available to the Group will provide adequate funding for the Group's operational and capital expenditure requirements.

The Group's bank borrowings are unsecured and it is the Group's policy to lengthen its debt maturity profile by refinancing its debts with medium to long-term committed facility. Of the total bank borrowings as at 30 June 2002, 5% is repayable within one year, 64% is repayable between 1 to 4 years and 31% is repayable between 4 to 7 years.

Borrowing methods used by the Group include syndicated loans, term loans, floating rate notes and revolving facilities denominated mainly in Hong Kong dollars. The interest rates for most of these borrowings are floating rate, fixed by reference to the Hong Kong Interbank Offered Rate. The Group employs interest rate swaps when appropriate to hedge its floating rate interest exposure. As at 30 June 2002, 20% of the Group's borrowings are hedged to fixed interest rates.

## EMPLOYEES

We place a high level of value on the skills, motivation and commitment of our staff across all disciplines of work. Hang Lung Properties primarily obtains its staff from Hang Lung Group on a cost reimbursement basis. Over the past year, 813 Group employees have worked on Hang Lung Properties business in Hong Kong. Another 213 people have been employed on our Shanghai-based projects.

Our human resources focus over the past year has been to enhance competency levels among staff and to improve levels of customer service. A number of new training programmes have been introduced, primarily focusing on language skills. Building management personnel and car park attendants participated in practical English language courses that were created to meet the demands of their respective workplaces. A practical Putonghua course for car park attendants was also introduced. Staff members who participated in a beginners Putonghua course last year advanced to an intermediate version of the course during the year. Other staff training courses focused on safety issues, reinforcing Hang Lung Properties' commitment to safety for both employees and the users of our properties.

We continue to recognise the importance of nurturing a community spirit among staff members. A number of "off-site" functions were organised including a 2-day tour of Shenzhen, Dongguan and Guangzhou for staff members and their families. Our Sports Association prepared a wide ranging programme of events including a night carnival at Ocean Park and an orienteering competition, organised with Médecins Sans Frontières. Mahjong and bowling competitions proved popular. So too were special interest cookery classes.

We are confident that we have ended the financial year with a team of employees that are committed to the company and to the values and standards that have become integral to our operations.

## SOCIAL RESPONSIBILITY

At Hang Lung, we are serious about our social responsibility to the communities within which we operate. This support is both tangible and visionary and covers a broad spectrum of fields from the environment and education through to health, child care and activities for young people.

Because we have adopted a long term outlook to our work in these areas, it is impossible to assess results on an annual basis. However, we are developing a strategy that will increase our involvement in youth and neighbourhood groups over the coming years. This involvement will range from developing career opportunities for young people through to financial support of worthy causes that focus on youth, neighbourhoods and good citizenship issues. We are confident that in next year's Annual Report we will be in a position to describe in detail concrete and tangible results of this new strategy.

# 董事簡介
# PROFILE OF DIRECTORS

**陳啟宗先生**
*主席*

陳先生現年五十二歲，於一九七二年加盟恒隆，一九八六年獲委任加入恒隆地產有限公司董事局，一九九一年出任主席。彼現任恒隆集團有限公司及格蘭酒店集團有限公司之主席。陳先生為渣打集團之董事局成員，並出任香港地產建設商會副會長、港美商務委員會—香港委員會及亞洲商業協會主席、亞洲協會副主席兼亞洲協會(香港分會)主席及東西中心董事局成員。陳先生亦為香港及海外多間大學及智囊團之管理機構或諮詢機構之成員。彼為美國南加州大學工商管理學系碩士。

**殷尚賢先生**
*副主席(獨立非執行董事)*

殷先生現年七十一歲，於一九七零年加盟恒隆，一九八零年獲委任加入恒隆地產有限公司董事局，自一九九二年卸任董事總經理後出任副主席。殷先生在物業投資及發展方面積逾二十年經驗，且為資深銀行家，獲英國銀行學會頒授銀行學文憑。彼亦兼任恒隆集團有限公司及格蘭酒店集團有限公司之副主席(獨立非執行董事)。

**袁偉良先生**
*董事總經理*

袁先生現年五十一歲，於一九七八年加盟恒隆出任財務總監。一九八零年當恒隆地產有限公司成為恒隆集團之附屬公司時，袁先生開始協助處理恒隆地產有限公司各類業務。彼於一九八六年出任恒隆地產有限公司執行董事，繼而於一九九二年獲委任為董事總經理。加盟恒隆前，袁先生在英國及香港之執業會計師行任職共四年。彼畢業於英國曼徹斯特大學，為英格蘭和威爾斯特許會計師協會資深會員，亦為香港會計師公會會員。袁先生擔任多項社會及行業相關之職務，包括香港地產建設商會董事及執行委員會委員、香港房屋協會成員和土地及建設諮詢委員會土地小組委員。袁先生亦為恒隆集團有限公司及格蘭酒店集團有限公司之董事總經理。

**夏佳理先生**
*太平紳士*
*獨立非執行董事*

夏先生現年六十三歲，於一九八零年加入董事局。夏先生為執業律師，並自一九八八年起至二零零零年止擔任香港立法局議員，於一九九一年至二零零零年期間代表地產及建造界功能組別。彼曾擔任多個政府委員會及諮詢團體成員，熱心社會事務工作。夏先生現亦為格蘭酒店集團有限公司之獨立非執行董事及本港多間主要公司之董事。

**Mr. Ronnie Chichung Chan**
*Chairman*

Aged 52, Mr. Chan joined Hang Lung in 1972, was appointed to the Board of Hang Lung Properties Limited in 1986 and became its Chairman in 1991. He is also Chairman of Hang Lung Group Limited and Grand Hotel Holdings Limited. Mr. Chan serves on the Board of Directors of Standard Chartered PLC. He is a Vice-President of The Real Estate Developers Association of Hong Kong, Chairman of the Hong Kong - United States Business Council and of Asia Business Council, a Vice Chairman of the Asia Society and Chairman of its Hong Kong Center and a Governor of the East-West Center. Mr. Chan also serves on the governing or advisory bodies of several universities and think-tanks in Hong Kong and beyond. He has an MBA from the University of Southern California, U.S.A.

**Mr. Shang Shing Yin**
*Vice Chairman (Independent Non-Executive)*

Aged 71, Mr. Yin joined Hang Lung in 1970 and was appointed to the Board of Hang Lung Properties Limited in 1980. A past Managing Director, he has been the Vice Chairman since 1992. He has over 20 years of experience in the fields of property investment and development and is a qualified banker with a Banking Diploma from The Chartered Institute of Bankers in London, U.K. Mr. Yin is also the Vice Chairman (Independent Non-Executive) of Hang Lung Group Limited and Grand Hotel Holdings Limited.

**Mr. Nelson Wai Leung Yuen**
*Managing Director*

Aged 51, Mr. Yuen has been with Hang Lung since 1978 when he joined as its Financial Controller. When Hang Lung Properties Limited became a member of Hang Lung Group in 1980, he began to assume operating responsibility in various areas of Hang Lung Properties Limited's activities. In 1986 he became an Executive Director of Hang Lung Properties Limited and was appointed Managing Director in 1992. Prior to joining Hang Lung, Mr. Yuen practised public accounting for four years in England and in Hong Kong. He is a graduate of the University of Manchester, U.K., a Fellow of The Institute of Chartered Accountants in England and Wales and an Associate of the Hong Kong Society of Accountants. Mr. Yuen holds several public and industry - related positions including being a Director and Member of the Executive Committee of The Real Estate Developers Association of Hong Kong, a Member of the Hong Kong Housing Society, and a Member of the Land Sub-committee of the Land and Building Advisory Committee. Mr. Yuen is also the Managing Director of Hang Lung Group Limited and Grand Hotel Holdings Limited.

**Mr. Ronald Joseph Arculli,** *JP*
*Independent Non-Executive Director*

Aged 63, Mr. Arculli joined the Board in 1980. Mr. Arculli is a practising solicitor and was a Member of the Legislative Council of Hong Kong from 1988 to 2000, representing the Real Estate and Construction functional constituency between 1991 and 2000. He has a distinguished record of public service on numerous government committees and advisory bodies. Mr. Arculli is an Independent Non-Executive Director of Grand Hotel Holdings Limited and a director of several other major local companies.

**陳樂怡女士**
*非執行董事*

陳女士現年五十三歲，於一九九七年四月加盟恒隆，在本港及美國之金融服務行業工作逾十五年，自一九九三年起出任私人投資企業常興集團之董事。陳女士及其公司常興投資管理有限公司均依據證券條例規定，被證券及期貨事務監察委員會批准註冊為投資顧問，並積極管理環球(尤其發展中國家)資本市場之投資。陳女士為華盛頓州喬治華盛頓大學工商管理學系碩士，並持有維珍尼亞大學國際銀行學深造證書。彼為多間公司之董事，並積極參與慈善及志願服務，現亦為恒隆集團有限公司及格蘭酒店集團有限公司之非執行董事。

**鄭漢鈞博士**
*金紫荊星章、太平紳士*
*獨立非執行董事*

鄭博士現年七十五歲，於一九九三年加盟恒隆。鄭博士持有天津大學工程學學士學位及英國倫敦皇家學院深造文憑，並為英國倫敦皇家學院資深院士。彼為香港工程師學會之前主席及該會名譽資深會員，亦為香港工程科學院資深會員，以及英國結構工程師學會前副主席及該會資深會員。鄭博士為香港建築物條例之認可人士及香港註冊結構工程師，並身兼多間公司之董事。鄭博士曾為行政及立法兩局議員。現擔任之公職包括香港房屋委員會及交通諮詢委員會之主席。彼亦為恒隆集團有限公司及格蘭酒店集團有限公司之獨立非執行董事。

**何世良先生**
*執行董事*

何先生現年六十四歲，於一九七七年加盟恒隆集團有限公司，並於一九九三年起出任恒隆集團之執行董事。彼於二零零零年八月獲委任為恒隆地產有限公司之執行董事。何先生獲香港大學頒授建築學學士學位，並為英國皇家建築師協會、澳洲皇家建築師學會及香港建築師學會之會員。何先生為英國及澳洲註冊建築師，並為香港建築物條例認可人士(第一名冊)之建築師。於加入恒隆前，何先生乃前港府之建築師。何先生亦為恒隆集團有限公司之執行董事。

**Ms. Laura Lok Yee Chen**
*Non-Executive Director*

Aged 53, Ms. Chen joined Hang Lung in April 1997, has been involved in the financial services industry for over fifteen years locally and in the U.S.A., and since 1993 has been a director of the Sterling Group, a private investment entity. Both Ms. Chen and her company Sterling Asset Management (BVI) Limited are registered as Investment Advisers by the Securities and Futures Commission under the Securities Ordinance, and actively manage investments in global capital markets, in particular in developing countries. Ms. Chen holds an MBA from the George Washington University in Washington, DC, and a post-graduate certificate in International Banking from the University of Virginia. Ms. Chen also serves on the boards of several companies and actively participates in charitable and voluntary services. Ms. Chen is also a Non-Executive Director of Hang Lung Group Limited and Grand Hotel Holdings Limited.

**Dr. Hon Kwan Cheng,** *GBS, JP*
*Independent Non-Executive Director*

Aged 75, Dr. Cheng joined Hang Lung in 1993. Dr. Cheng obtained an engineering degree from Tianjin University and a post-graduate diploma from Imperial College, London, U.K., of which he is a Fellow. He is a past President and Honorary Fellow of The Hong Kong Institution of Engineers, Fellow of the Hong Kong Academy of Engineering Sciences, and past Vice President and Fellow of The Institution of Structural Engineers, U.K. An Authorised Person and Registered Structural Engineer in Hong Kong, Dr. Cheng holds a number of directorships. He has been a Member of both the Executive and Legislative Councils. Among his current public posts, he is Chairman of the Hong Kong Housing Authority and the Transport Advisory Committee. Dr. Cheng is also an Independent Non-Executive Director of Hang Lung Group Limited and Grand Hotel Holdings Limited.

**Mr. Wilfred Sai Leung Ho**
*Executive Director*

Aged 64, Mr. Ho joined Hang Lung Group Limited in 1977, and became an Executive Director in 1993. He was appointed as an Executive Director of Hang Lung Properties Limited in August 2000. Mr. Ho has a Bachelor's degree in Architecture from the University of Hong Kong and is a Member of the Royal Institute of British Architects, the Royal Australian Institute of Architects and The Hong Kong Institute of Architects. He is a Registered Architect in the United Kingdom and Australia, and an Authorised Person (List 1) in Hong Kong. Prior to joining Hang Lung, Mr. Ho was an architect with the Hong Kong Government. Mr. Ho is also an executive director of Hang Lung Group Limited.

**廖柏偉教授**
*獨立非執行董事*

廖教授現年五十三歲，於一九九八年加入董事局為獨立非執行董事。廖教授在美國普林斯頓大學及史丹福大學接受教育，現為香港中文大學副校長兼經濟學系講座教授。彼出任多項經濟研究要職，包括擔任香港經濟研究中心研究主任、香港亞太研究所香港及亞太經濟研究計劃主任以及東亞經濟學會秘書長。廖教授為太平洋經濟合作理事會香港委員會創會會員，並曾服務多個政府諮詢機構。現為經濟諮詢委員會、策略發展委員會、就業專責小組、創新科技委員會、證券及期貨事務監察委員會程序覆檢委員會，以及技能提升計劃督導委員會之成員。

**吳士元先生**
*執行董事*

吳先生現年四十二歲，於二零零一年加盟恒隆出任執行董事。加盟恒隆前，吳先生曾於一九九三年起任職佐丹奴國際有限公司之執行董事及財務總監。吳先生於香港聯合交易所有限公司之財務科及上市科任職逾五年，在任期間，彼被委派到倫敦證券交易所上市部。在此之前，吳先生曾於羅兵咸永道會計師事務所擁有資深的核數經驗。吳先生為澳洲執業會計師公會會員，彼持有澳洲新南威爾斯大學學士學位及亞洲國際公開大學工商管理碩士學位。吳先生亦為恒隆集團有限公司及格蘭酒店集團有限公司之執行董事。

**Professor Pak-Wai Liu**
*Independent Non-Executive Director*

Aged 53, Professor Liu joined the Board as an Independent Non-Executive Director in 1998. Educated at Princeton University and Stanford University, U.S.A., Professor Liu is Professor of Economics and Pro-Vice-Chancellor of the Chinese University of Hong Kong. He holds a number of positions related to his field of study, including Research Director of the Hong Kong Centre for Economic Research, Director of the Hong Kong and Asia-Pacific Economies Research Programme of the Hong Kong Institute of Asia-Pacific Studies, and Secretary General of the East Asian Economic Association. Professor Liu is a Founding Member of the Hong Kong Committee on Pacific Economic Co-operation. He serves on many government advisory bodies and is currently a Member of the Economic Advisory Committee, the Commission on Strategic Development, the Task Force on Employment, the Council of Advisors on Innovation and Technology, the Process Review Panel for the Securities and Futures Commission and the Skills Upgrading Scheme Steering Committee.

**Mr. Terry Sze Yuen Ng**
*Executive Director*

Aged 42, Mr. Ng has been with Hang Lung as an Executive Director since 2001. Prior to joining Hang Lung, Mr. Ng was the Executive Director and Chief Financial Officer of Giordano International Limited, where he had worked since 1993. Mr. Ng has also worked in the Finance Division and Listing Division of The Stock Exchange of Hong Kong Limited for more than five years. During his time there, Mr. Ng was seconded to the Listing Group of the London Stock Exchange. Prior to that, he gained extensive experience in the auditing field at PricewaterhouseCoopers. Mr. Ng is a member of CPA Australia and holds a Bachelor of Commerce degree from the University of New South Wales, Australia, as well as a Master of Business Administration degree from the Asia International Open University. Mr. Ng is also an Executive Director of Hang Lung Group Limited and Grand Hotel Holdings Limited.

# 高級行政人員簡介
# PROFILE OF SENIOR EXECUTIVES

### 程式榮先生
*公司秘書兼助理董事 — 財務*

程先生現年五十二歲，於一九八八年加盟恒隆出任集團財務總監，一九九一年獲委任為恒隆地產有限公司之公司秘書，二零零二年獲委任為助理董事 — 財務。彼持有澳洲工商管理學學士學位，並為英國特許公認會計師公會、英國特許管理會計師公會、特許秘書及行政人員公會，香港會計師公會及香港税務學會資深會員，以及英國銀行學會會員及澳洲會計師公會高級會員。

### 侯蓮娜女士
*助理董事 — 租務及管理*

侯女士現年四十六歲，一九九四年加盟恒隆。彼持有加拿大應用地理學學士學位，主修房地產發展及零售／商業地點分析。彼亦持有美國西北大學Kellogg School of Management以及香港科技大學工商管理學院聯合頒授之行政人員工商管理碩士學位。侯女士於國際租賃及物業管理積逾二十年經驗，並獲Real Estate Institute of Canada授予Certified Leasing Officer專業資格。

### 高伯遒先生
*助理董事 — 工程策劃*

高先生現年四十三歲，於一九九四年加盟恒隆出任高級工程策劃經理，二零零二年獲委任為助理董事，負責工程策劃。彼持有英國利物浦大學(榮譽)文學士學位及(榮譽)建築學學士學位。彼為英國皇家建築師協會及香港建築師學會之會員，並為英國及香港註冊建築師。加盟恒隆前，高先生在英國、美國及香港從事建築實務。

### 黃為山先生
*助理董事 — 市務*

黃先生現年五十二歲，於一九七零年代曾在恒隆服務，並於一九八二年再度加盟。彼持有加拿大英屬哥倫比亞大學科學學士學位以及城市經濟及按揭貸款深造文憑。

## Mr. Robin Sik Wing Ching

*Company Secretary &*
*Assistant Director – Finance*

Aged 52, Mr. Ching joined Hang Lung in 1988 as Group Financial Controller and was appointed Assistant Director - Finance in 2002, having been appointed Company Secretary of Hang Lung Properties Limited in 1991. He holds a Bachelor of Business degree from Australia, is a Fellow of The Association of Chartered Certified Accountants, The Chartered Institute of Management Accountants, The Institute of Chartered Secretaries and Administrators, the Hong Kong Society of Accountants and The Taxation Institute of Hong Kong, an Associate of The Chartered Institute of Bankers, and a Certified Practising Accountant of CPA Australia.

## Ms. Lana Anna Howell

*Assistant Director – Leasing & Management*

Aged 46, Ms. Howell joined Hang Lung in 1994. She holds a Bachelor's degree in Applied Geography from Canada, specialising in Real Estate Development and Retail/Commercial Location Analysis. She also has an Executive MBA degree jointly awarded by Kellogg School of Management of Northwestern University in the U.S.A. and The School of Business and Management of the Hong Kong University of Science and Technology. Ms. Howell has over 20 years of international leasing and property management experience, and has earned the professional designation of Certified Leasing Officer from the Real Estate Institute of Canada.

## Mr. William Pak Yau Ko

*Assistant Director – Project Management*

Aged 43, Mr. Ko joined Hang Lung in 1994 as Senior Project Manager and was appointed Assistant Director in 2002 with responsibility for project management. He has a Bachelor of Arts degree (Hons.) and a Bachelor of Architecture degree (Hons.) from the University of Liverpool, U.K. He is a Member of the Royal Institute of British Architects and The Hong Kong Institute of Architects. He is a Registered Architect in the United Kingdom and Hong Kong. Prior to joining Hang Lung, Mr. Ko practised architecture in the United Kingdom, U.S.A. and Hong Kong.

## Mr. Wilson Wong

*Assistant Director – Marketing*

Aged 52, Mr. Wong worked in Hang Lung in the 1970s and rejoined in 1982. He holds a Bachelor of Science degree from the University of British Columbia, Canada, and post-graduate qualifications from the same university in Urban Land Economics and Mortgage Lending.

## 陳潔端女士
*高級物業經理*

陳女士現年三十七歲，於二零零一年加盟恒隆出任高級物業經理，曾在其他位於香港及加拿大之物業公司任職。彼持有加拿大英屬哥倫比亞大學學士學位，並持有美國西北大學Kellogg School of Management以及香港科技大學聯合頒授之行政人員工商管理碩士學位。

## 張錦齡先生
*高級物業經理*

張先生現年四十六歲，於一九八三年加盟恒隆出任行政助理。彼於一九八四年獲調入物業管理部，並於一九九四年晉升為高級物業經理。張先生持有加拿大維多利亞大學經濟學學士學位及美國南伊利諾大學工商管理碩士學位。

## 蔡潔紅女士
*高級物業經理*

蔡女士現年四十八歲，於二零零一年加盟恒隆出任高級物業經理，具備各類地產業務之經驗。彼持有美國紐波特大學頒授之工商管理學士學位。

## 何磐光先生
*高級工程策劃經理*

何先生現年五十一歲，於一九九二年加盟恒隆出任物業經理。自一九九三年以來，何先生一直負責恒隆位於中國大陸之物業項目。彼於二零零二年二月晉升為高級工程策劃經理。何先生持有美國太平洋大學之博士學位。

## 龔德華先生
*高級工程策劃經理*

龔先生現年三十七歲，於一九九六年加盟恒隆出任工程策劃經理，二零零零年晉升為高級工程策劃經理。龔先生為香港註冊建築師及香港建築物條例之認可人士(建築師名單)，並為香港建築師學會及英國皇家建築師協會之會員。彼持有香港大學文學學士學位及建築學學士學位。

## 李寶珠女士
*高級物業經理*

李女士現年四十一歲，在香港接受教育，於一九八八年加盟恒隆出任助理物業經理。彼於一九九零年晉升為物業經理，並於一九九四年升任高級物業經理。

## 李蕙蘭女士
*高級集團財務經理*

李女士現年三十七歲，於一九九七年加盟恒隆出任會計經理，二零零零年晉升為集團會計總監。自二零零二年四月以來，李女士一直出任高級集團財務經理。彼曾在倫敦及香港之金融界及核數界工作。李女士畢業於英國倫敦Imperial College of Science and Technology，現為英格蘭和威爾斯特許會計師協會會員。

## 麥耀明先生
*高級物業經理*

麥先生現年五十歲，在香港接受教育，於一九九八年加盟恒隆。彼在香港及澳洲地產界積逾二十五年經驗，現為香港地產行政學會會員。

## 衛少羽先生
*高級物業經理*

衛先生現年三十七歲，於一九九九年一月加盟恒隆出任高級物業經理。彼曾於香港地產建設商會任職秘書長多年。衛先生持有香港中文大學社會科學學士學位。

## 葉順榮先生
*高級工程策劃經理*

葉先生現年五十七歲，於一九八七年加盟恒隆出任發展經理，並於一九八九年晉升為高級物業經理。自一九九三年以來，葉先生一直出任高級工程策劃經理。彼持有澳洲昆士蘭大學測量學學士學位及新加坡管理學會之管理學文憑。

## Ms. Fiona Kit Tuen Chan
*Senior Property Manager*

Aged 37, Ms. Chan joined Hang Lung in 2001 as Senior Property Manager, having previously worked in other property companies in Hong Kong and Canada. She has a Bachelor's degree from the University of British Columbia, Canada, and an Executive MBA degree jointly awarded by Kellogg School of Management of Northwestern University in the U.S.A. and the Hong Kong University of Science and Technology.

## Mr. Henry Kam Ling Cheung
*Senior Property Manager*

Aged 46, Mr. Cheung joined Hang Lung as an Executive Assistant in 1983. He moved into property management in 1984 and was promoted to Senior Property Manager in 1994. Mr. Cheung has a Bachelor's degree in Economics from the University of Victoria, Canada and an MBA degree from the Southern Illinois University, U.S.A.

## Ms. Raina Kit Hung Choy
*Senior Property Manager*

Aged 48, Ms. Choy joined Hang Lung in 2001 as Senior Property Manager, bringing with her experience in the real estate field. She has a Bachelor of Business Administration degree from Newport University, U.S.A.

## Mr. Roy Poon Kwong Ho
*Senior Project Manager*

Aged 51, Mr. Ho joined Hang Lung as a Property Manager in 1992, and has been responsible for projects in Mainland China since 1993. He was promoted to Senior Project Manager in February 2002. Mr. Ho holds a Doctorate from

## Mr. Ivan Tak Wa Kung
*Senior Project Manager*

Aged 37, Mr. Kung joined Hang Lung as a Project Manager in 1996, and was promoted to Senior Project Manager in 2000. Mr. Kung is a Registered Architect and Authorised Person (List of Architects) in Hong Kong and a member of the Hong Kong Institute of Architects and the Royal Institute of British Architects. He holds Bachelor of Arts and Bachelor of Architecture degrees from the University of Hong Kong.

## Ms. Eileen Po Chu Lee
*Senior Property Manager*

Aged 41, Ms. Lee was educated in Hong Kong and joined Hang Lung as an Assistant Property Manager in 1988. She was promoted to Property Manager in 1990 and to Senior Property Manager in 1994.

## Ms. Velencia Lee
*Senior Corporate Finance Manager*

Aged 37, Ms. Lee joined Hang Lung as Accounting Manager in 1997, was promoted to Group Chief Accountant in 2000 and has been Senior Corporate Finance Manager since April 2002, having previously worked in the finance and auditing field in London and Hong Kong. Ms. Lee, a graduate of the Imperial College of Science and Technology, London, U.K., is an Associate of the Institute of Chartered Accountants in England and Wales.

## Mr. Lawrence Yiu Ming Mak
*Senior Property Manager*

Aged 50, Mr. Mak was educated in Hong Kong and joined Hang Lung in 1998. He has over 25 years of experience in the property field in Hong Kong and Australia, and is a member of the Hong Kong Institute of Real Estate Administration.

## Mr. Siu Yu Wai
*Senior Property Manager*

Aged 37, Mr. Wai joined Hang Lung as Senior Property Manager in January 1999, after serving for a number of years as General Secretary of The Real Estate Developers Association of Hong Kong. Mr. Wai holds a Bachelor's degree in Social Science from the Chinese University of Hong Kong.

## Mr. Francis Soon Weng Yip
*Senior Project Manager*

Aged 57, Mr. Yip joined Hang Lung in 1987 as a Development Manager, was promoted to Senior Property Manager in 1989 and has been a Senior Project Manager since 1993. He has a Bachelor's degree in Surveying from the University of Queensland, Australia, and a Diploma in Management Studies from the Singapore Institute of Management.

*ıe HarbourSide*



*名店廊 Fashion Island*


STARBUCKS COFFEE

# 主要物業


$10 PLAZA
吉之島10元廣場

*店坊 Fashion Walk*



*渣打銀行大廈 Standard Chartered Bank Building*

浙江第一銀行中心 Chekiang First Bank Centre


CHEKIANG
FIRST BANK
CENTRE

金鐘廊 Queensway Plaza



# 集 團



濱景園 Burnside Estate



印刷行 Printing House

# 物業概覽
# Properties Overview

本集團之物業項目類型眾多 ...

Our property activities are diverse ...

- 發展中項目
- 商舖
- 住宅
- 寫字樓
- 工業／寫字樓
- 停車場

- Under Development
- Commercial
- Residential
- Office
- Industrial / Office
- Car Park

... 但每一項目均以質優取勝。

... but quality underscores every aspect of our work.


新界
New Territories
Tsuen Wan
九龍
Kowloon
長沙灣
Cheung Sha Wan
九龍塘
Kowloon Tong
旺角
Mongkok
觀塘
Kwun Tong
九龍
Kowloon
尖沙咀
Tsimshatsui
Quarry Bay
大嶼山
Lantau Island
上環
Sheung Wan
銅鑼灣
Causeway Bay
香港島
Hong Kong Island
Chai Wan
Repulse Bay
1
2
3
4
5
6
7
8
9
10
11

| | | |
|---|---|---|
| 長沙灣及葵涌<br>Cheung Sha Wan and Kwai Chung | ★ 何文田<br>Ho Man Tin<br>2 | ■ 旺角<br>Mongkok<br>3 |
| 牛頭角及觀塘<br>Ngau Tau Kok and Kwun Tong<br>4 | ★ 西九龍<br>West Kowloon<br>5 | ■ 尖沙咀<br>Tsimshatsui<br>6 |
| 中環及金鐘<br>Central and Admiralty<br>7 | ■ 銅鑼灣及灣仔<br>Causeway Bay and Wanchai<br>8 | ■ 康山及鰂魚涌<br>Kornhill and Quarry Bay<br>9 |
| 山頂及半山區<br>The Peak and Mid-Levels<br>10 | ■ 港島南區<br>Hong Kong South<br>11 | ■ 投資物業<br>Investment Properties<br>★ 發展中物業<br>Properties under Development |

KCRC - East Railway
KCRC - Ma On Shan Railway (Future Lane)
Light Transit Railway
KCRC - West Railway (Future Lane)
Mass Transit Railway
Airport Railway
Peak Tram

大商場 Amoy Plaza


Amoy Plaza

樂成行 Baskerville House



ROPERTIES


KORNHILL PLAZA
潮江春

怡廣場 Kornhill Plaza



栢裕商業中心 Park-In Commercial Centre

御峰 The Summit



山頂廣場 The Peak Galleria



# GROUP MAJOR F



格蘭中心 Grand Centre



樂基中心 Stanhope House

寫字樓 Office　住宅 Residential　商舖 Commercial　停車場 Carpark


上海 Shanghai
中國 China
香港 Hong Kong



南京西路 — 恒隆廣場
*Plaza 66, Nan Jing Xi Lu*



徐家匯 — 港匯廣場
*The Grand Gateway, Xujiahui*

*於本財政年度之年初，擁有五萬二千平方米購物商場及樓高六十六層辦公室大樓之恒隆廣場正式啓業，標誌着本集團在上海另一項新發展，而於一九九九年啓業之港匯廣場亦同時證明其效益。*

*The financial year began with the opening of a new key note development in Shanghai -Plaza 66, a 52,000 sq m shopping mall with 66 storeys of offices - and verification of the success of The Grand Gateway complex which we opened in 1999.*


上海
Shanghai
內環線
Inner Ring Express Way
上海火車站
Shanghai Railway Station
恒隆廣場
Plaza 66
成都高架路
Cheungdu Express Way
中山公園站
Zhongshan Park Station
江蘇路站
Jiangsu Lu Station
靜安寺站
Jing Ansi Station
石門一路站
Shemen Yilu Station
十分鐘到達虹橋國際機場
10 minutes to Hongqiao International Airport
延安西路站
Yan An XiLu Station
常熟路站
Changshu Lu Station
虹橋路站
Hong Qiao Lu Station
港匯廣場
The Grand Gateway
衡山路站
Hengshan Lu Station
徐家匯站
Xujiahui Station
N
地鐵一號線
Metro Line 1
地鐵二號線
Metro Line 2
地鐵三號線（明珠線）
Metro Line 3

*南京西路 — 恒隆廣場*

位於南京西路之恒隆廣場已於二零零一年七月正式啓業，現已接近全部租出。該物業之地面商鋪雲集卡地亞、香奈兒及路易威登等國際品牌店，吸引上海本土及鄰近省市之大量顧客人流。至於恒隆廣場樓高六十六層之辦公室大樓亦已全部租出，租戶大部份為大型跨國公司。恒隆地產持有恒隆廣場百分之七十九權益。

*徐家匯 — 港匯廣場*

港匯廣場乃上海最大之購物商場，現已全部租出。該物業座落於上海最大之地鐵站徐家匯地鐵站之上蓋，恒隆地產持有港匯廣場百分之四十七點二五權益。

*Plaza 66, Nan Jing Xi Lu*

Plaza 66 at Nan Jing Xi Lu had its grand opening in July 2001 and is practically fully-leased. Its ground level shopping facility features leading international brand names such as Cartier, Chanel and Louis Vuitton and it is attracting high traffic flows of customers, not only from Shanghai but also from nearby provinces. The 66-storey office tower above is fully leased and is occupied primarily by multinational companies. Hang Lung Properties holds a 79% interest in Plaza 66.

*The Grand Gateway, Xujiahui*

The Grand Gateway is Shanghai's largest shopping complex and is fully leased. Hang Lung Properties holds a 47.25% interest in this shopping mall, which is located above Shanghai's largest subway station, Xujiahui Station.

# 集團主要物業
# MAJOR GROUP PROPERTIES

## (A) 主要發展中物業 Major Properties Under Development

於二零零二年六月三十日
at 30 June 2002

| 地點 Location | 地盤面積 (平方米) Site Area (sq.m.) | 主要用途 Main Usage | 總樓面面積 (平方米) Total Gross Floor Area (sq.m.) | 集團應佔權益 (百分率) Group's Attributable Interest (%) | 施工階段 Stage of Completion | 預計落成日期 Expected Completion Date |
|---|---|---|---|---|---|---|
| **西九龍 West Kowloon** | | | | | | |
| The HarbourSide<br>柯士甸道西一號，九龍內地段11080號<br>KIL 11080,<br>1 Austin Road West | 13,386 | R | 128,845 | 100 | 建築上蓋<br>Superstructure | 2003 |
| 興華街西，新九龍內地段6338號<br>NKIL 6338, Hing Wah Street West | 14,900 | R<br>C | 96,850*<br>22,350 | 85 | 建築上蓋<br>Superstructure | 2003 |
| 海輝道，九龍內地段11152號<br>KIL 11152, Hoi Fai Road | 20,200 | R<br>C | 131,300<br>20,200 | 100 | 建築上蓋<br>Superstructure | 2004 |
| **何文田 Ho Man Tin** | | | | | | |
| 孝民街，九龍內地段11122號<br>KIL 11122, Hau Man Street | 1,420 | R<br>C | 10,654<br>2,131 | 100 | 建築上蓋<br>Superstructure | 2003 |
| **上海 Shanghai** | | | | | | |
| 靜安區<br>南京西路1266號恒隆廣場<br>Plaza 66, 1266 Nan Jing Xi Lu,<br>Jing An District | 31,100 | O | 81,000 | 79 | OT2<br>計劃中<br>Planning | 2005 |

* 約百分之三十之住宅面積將撥交居者有其屋計劃
* About 30% of the residential area will be allocated to Home Ownership Scheme

C: 商舖 Commercial　O: 寫字樓 Office　OT2: 寫字樓第二座 Office Tower 2　R: 住宅 Residential

## (B) 主要投資物業
## Major Investment Properties

於二零零二年六月三十日
at 30 June 2002

| 地點<br>Location | 地契屆滿年期<br>Lease Expiry | 樓面面積(平方米) Gross Floor Area (sq.m.)<br>商舖<br>Commercial | <br>寫字樓/工業<br>Office/Industrial | <br>住宅<br>Residential | 車位數目<br>No. of Carparking Spaces |
|---|---|---|---|---|---|
| **香港 Hong Kong** | | | | | |
| **中環及金鐘<br>Central and Admiralty** | | | | | |
| 都爹利街6號印刷行,<br>內地段339號<br>Printing House,<br>6 Duddell Street, IL339 | 2848 | 1,709 | 5,980 | — | — |
| 都爹利街1號浙江第一銀行中心,<br>內地段7310號<br>Chekiang First Bank Centre,<br>1 Duddell Street, IL7310 | 2848 | — | 9,007 | — | — |
| 雪廠街22號樂成行,<br>內地段644號<br>Baskerville House,<br>22 Ice House Street, IL644 | 2880 | 1,473 | 3,379 | — | — |
| 德輔道中4-4A號渣打銀行大廈,<br>海傍地段103號A段及B段<br>Standard Chartered Bank Building,<br>4-4A Des Voeux Road Central,<br>Sections A&B of ML 103 | 2854 | 4,814** | 23,730** | — | 16 |
| 金鐘道93號金鐘廊<br>Queensway Plaza,<br>93 Queensway | 2012 | 6,923 | — | — | — |

## (B) 主要投資物業 續
## Major Investment Properties continued

於二零零二年六月三十日
at 30 June 2002

| 地點 Location | 地契屆滿年期 Lease Expiry | 樓面面積（平方米）Gross Floor Area (sq.m.) 商舖 Commercial | 寫字樓／工業 Office/Industrial | 住宅 Residential | 車位數目 No. of Carparking Spaces |
|---|---|---|---|---|---|
| **銅鑼灣及灣仔 Causeway Bay and Wanchai** | | | | | |
| 百德新街2-20號恒隆中心，內地段524號及749號 Hang Lung Centre, 2-20 Paterson Street, IL524 & IL749 | 2864 | 8,613 | 22,161 | — | 126 |
| 銅鑼灣物業，百德新街、厚誠街、記利佐治街、加寧街、京士頓街、告士打道，海傍地段231號及52號，內地段469號及470號 Causeway Bay Properties, Paterson Street, Houston Street, Great George Street, Cleveland Street, Kingston Street, Gloucester Road, ML231, ML52, IL469 & IL470 | 2842, 2864 & 2868 | 31,072 | — | 7,935 | — |
| 英皇道1號栢景臺，內地段8560號 Park Towers, 1 King's Road, IL 8560 | 2060* | 1,101 | — | — | 250 |
| 港灣道6-8號瑞安中心15至28樓，內地段8633號 15/F–28/F, Shui On Centre, 6–8 Harbour Road, IL8633 | 2060* | — | 16,722 | — | 42 |

## (B) 主要投資物業 續
## Major Investment Properties continued

於二零零二年六月三十日
at 30 June 2002

| 地點 Location | 地契屆滿年期 Lease Expiry | 樓面面積(平方米) Gross Floor Area (sq.m.) 商鋪 Commercial | 寫字樓/工業 Office/Industrial | 住宅 Residential | 車位數目 No. of Carparking Spaces |
|---|---|---|---|---|---|
| **康山及鰂魚涌 Kornhill and Quarry Bay** | | | | | |
| 康山道1-2號康怡廣場，內地段8566號 Kornhill Plaza, 1-2 Kornhill Road, IL8566 | 2059* | 53,080 | 10,577 | — | 1,069 |
| 英皇道734號樂基中心，內地段3507號 Stanhope House, 734 King's Road, IL3507 | 2007* | 1,051 | 26,720 | — | 70 |
| **山頂及半山區 The Peak and Mid-Levels** | | | | | |
| 山頂道118號山頂廣場，市郊地段3號 The Peak Galleria, 118 Peak Road, RBL3 | 2047 | 12,500 | — | — | 493 |
| 花園道花園臺2-3號第二座，內地段896號及2850號 Block 2, Nos. 2&3 Garden Terrace, Garden Road, IL896 & IL2850 | 2003* & 2886 | — | — | 3,073 | 40 |
| 司徒拔道41C號御峰，內地段8870號 The Summit, 41C Stubbs Road, IL8870 | 2047 | — | — | 15,225 | 54 |
| **港島南區 Hong Kong South** | | | | | |
| 南灣道9號濱景園，市郊地段994號 Burnside Estate, 9 South Bay Road, RBL994 | 2072 | — | — | 9,212 | 89 |

## (B) 主要投資物業 續
## Major Investment Properties continued

於二零零二年六月三十日
at 30 June 2002

| 地點 Location | 地契屆滿年期 Lease Expiry | 樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial | 寫字樓/工業 Office/Industrial | 住宅 Residential | 車位數目 No. of Carparking Spaces |
|---|---|---|---|---|---|
| **旺角 Mongkok** | | | | | |
| 彌敦道688號旺角中心第一期，九龍內地段1262號<br>Argyle Centre, Phase I, 688 Nathan Road, KIL1262 | 2060 | 50 | 2,356 | — | — |
| 彌敦道627-641A號雅蘭酒店商場，九龍內地段10246號<br>Grand Tower Arcade, 627-641A Nathan Road, KIL10246 | 2060 | 13,041 | — | — | — |
| 彌敦道625號麗斯大廈，九龍內地段10234號<br>Ritz Building, 625 Nathan Road, KIL10234 | 2060 | 1,629 | 8,614 | — | — |
| 廣東道1112-1120號恒通大廈，九龍內地段9708號<br>Hang Tung Building, 1112-1120 Canton Road, KIL9708 | 2045* | — | — | — | 955 |
| 登打士街56號栢裕商業中心，九龍內地段9590號<br>Park-In Commercial Centre, 56 Dundas Street, KIL9590 | 2044* | 6,297 | 29,966 | — | 478 |
| 彌敦道610號荷李活商業中心，九龍內地段11024號<br>*(集團所佔權益為其中之百分之三十三點三)*<br>Hollywood Plaza, 610 Nathan Road, KIL11024<br>*(Group's interest 33.3% thereof)* | 2047 | 9,136 | 17,974 | — | — |

## (B) 主要投資物業 續
## Major Investment Properties continued

於二零零二年六月三十日
at 30 June 2002

| 地點<br>Location | 地契屆滿年期<br>Lease Expiry | 樓面面積(平方米) Gross Floor Area (sq.m.)<br>商舖<br>Commercial | <br>寫字樓／工業<br>Office/Industrial | <br>住宅<br>Residential | 車位數目<br>No. of Carparking Spaces |
|---|---|---|---|---|---|
| **尖沙咀<br>Tsimshatsui** | | | | | |
| 堪富利士道8號格蘭中心，<br>九龍內地段7725號及8026號<br>Grand Centre, 8 Humphreys Avenue,<br>KIL7725 & KIL8026 | 2038 | 3,688 | 7,198 | — | — |
| 彌敦道221B-E號恒福商業大廈，<br>九龍內地段10619號及8132號<br>Hanford House, 221B-E Nathan Road,<br>KIL10619 & KIL8132 | 2037 | 2,443 | 3,892 | — | — |
| **牛頭角及觀塘<br>Ngau Tau Kok and Kwun Tong** | | | | | |
| 牛頭角道77號淘大商場，<br>新九龍內地段53號、1482號、<br>2660號及3947號<br>Amoy Plaza, 77 Ngau Tau Kok Road,<br>NKIL53, NKIL1482, NKIL2660 & NKIL3947 | 2047 | 44,951 | — | — | 620 |
| 牛頭角道7號淘大工業中心，<br>新九龍內地段1744號<br>Amoycan Industrial Centre,<br>7 Ngau Tau Kok Road, NKIL1744 | 2047 | — | 6,547 | — | — |
| 茶果嶺道麗港城商場，<br>新九龍內地段6055號<br>Laguna Plaza, Cha Kwo Ling Road,<br>NKIL6055 | 2047 | 15,619 | — | — | 165 |

## (B) 主要投資物業 續
## Major Investment Properties continued

於二零零二年六月三十日
at 30 June 2002

| 地點<br>Location | 地契屆滿年期<br>Lease Expiry | 樓面面積(平方米) Gross Floor Area (sq.m.)<br>商舖<br>Commercial | 寫字樓/工業<br>Office/Industrial | 住宅<br>Residential | 車位數目<br>No. of Carparking Spaces |
|---|---|---|---|---|---|
| **長沙灣及葵涌<br>Cheung Sha Wan and Kwai Chung** | | | | | |
| 青山道476號百佳大廈，<br>新九龍內地段1761號<br>Park Building,476 Castle Peak Road, NKIL1761 | 2047 | — | 13,522 | — | — |
| 荔景山道荔灣花園1A1、1A2、5A、6A、6B及7號商舖，測量約分4號地段3336號<br>Shops 1A1, 1A2, 5A, 6A, 6B & 7, Laichikok Bay Garden, Lai King Hill Road, Lot 3336 of SD4 | 2047 | 4,512 | — | — | 172 |
| 青山道443-451號紅A中心，<br>丈量約分445號地段690號A段<br>Star Centre, 443-451 Castle Peak Road, Section A of Lot 690 in DD445 | 2047 | — | 28,512 | — | 27 |
| **上海 Shanghai** | | | | | |
| 徐匯區<br>徐家匯虹橋路1號港匯廣場<br>*(集團所佔權益為其中之百分之四十七點二五)*<br>The Grand Gateway, 1 Hong Qiao Lu, Xujiahui, Xuhui District<br>*(Group's interest 47.25% thereof)* | 2043 | 99,200 | — | — | 1,100 |
| 靜安區<br>南京西路1266號恒隆廣場<br>*(集團所佔權益為其中之百分之七十九)*<br>Plaza 66, 1266 Nan Jing Xi Lu, Jing An District<br>*(Group's interest 79% thereof)* | 2044 | 52,000 | 78,000 | — | 486 |

* 可續期七十五年
* *With an option to renew for a further term of 75 years*

** 集團現擁有面積二萬二千一百零一平方米寫字樓之租金收入，其餘樓面之收租權益將於二零一二年交回本集團。
** *The Group is now entitled to rental on 22,101 sq.m. of office area. The rights to rental entitlement in the remaining area will revert to the Group in 2012.*

# 董事局報告
# REPORT OF THE DIRECTORS

**董事局欣然提呈截至二零零二年六月三十日止年度其報告及已審核賬目以供省覽。**

## 主要業務

本公司之主要業務為控股投資，並透過其附屬公司投資物業以供收租、發展物業以供出售，以及停車場管理與物業管理。

按業務及地域性分析之營業額及業績載於賬項附註第二項內。

## 主要附屬公司及合營公司

本集團之主要附屬公司及合營公司，其營業及註冊地點、已發行股本／註冊資本等資料載於賬項附註第三十二及三十三項內。

## 業績

本集團截至二零零二年六月三十日止年度之溢利及本公司與本集團於該日之財政狀況載於第八十七至一百三十四頁之賬項內。

本集團過去十個財政年度之業績、資產及負債概要載於第四及五頁內。

## 股息

董事局現建議派發末期股息每股普通股二角九仙，連同於二零零二年三月二十八日已派發之中期股息每股普通股一角一仙，截至二零零二年六月三十日止年度之全年派息將合共為每股普通股四角。擬派發之普通股末期股息倘於二零零二年十一月二十二日舉行之股東週年大會中獲股東通過，將於二零零二年十一月二十九日派發予於二零零二年十一月十五日名列股東名冊之股東。

## 更改公司名稱

本公司之名稱已更改為恒隆地產有限公司，以便更能反映本公司之主要業務以及令投資者易於識別本公司為恒隆集團內負責物業相關業務之公司。公司註冊處已於二零零一年十二月二十七日簽發有關之公司更改名稱註冊證書。

The directors have pleasure in submitting their report together with the audited accounts for the year ended 30 June 2002.

## Principal Activities

The principal activities of the Company are investment holding, and through its subsidiaries, property investment for rental income, property development for sale, car park management and property management.

An analysis of the Group's turnover and trading results by business and geographical segments is set out in Note 2 on the Accounts.

## Principal Subsidiaries and Jointly Controlled Entities

A list of principal subsidiaries and jointly controlled entities, together with their countries of operations and incorporation and particulars of their issued share capital/registered capital, is set out in Notes 32 and 33 on the Accounts.

## Financial Results

The profit of the Group for the year ended 30 June 2002, and the state of affairs of the Company and of the Group at that date are set out in the Accounts on pages 87 to 134.

A summary of the results and of the assets and liabilities of the Group for the last ten financial years is set out on pages 4 and 5 .

## Dividends

The directors now recommend a final dividend of 29 cents per ordinary share which, together with the interim dividend of 11 cents per ordinary share paid on 28 March 2002, makes a total of 40 cents per ordinary share in respect of the year ended 30 June 2002. The proposed final ordinary dividend, if approved by the shareholders at the Annual General Meeting on 22 November 2002, will be paid on 29 November 2002 to shareholders whose names appear on the Register of Members on 15 November 2002.

## Change of Company Name

In order to better reflect the main business activities of the Company and to enable the investors to have an easy recognition of the Company as part of the Hang Lung Group which is engaged in property business, the name of the Company was changed to Hang Lung Properties Limited. The Certificate of Incorporation on Change of Name was issued by the Registrar of Companies on 27 December 2001.

## 股本

年內本公司股本之變動詳情載於賬項附註第二十一項內。

## 附屬公司之可換股債券

本公司之附屬公司於年內發行一批於二零零七年三月到期面值港幣三十四億五千萬元之三點四厘可換股債券（「債券」），該等債券已在盧森堡證券交易所上市，發行是為本集團籌集一般企業及營運資金。詳情載於賬項附註第十七項內。

## 購回、出售或贖回上市證券

年內本公司在香港聯合交易所有限公司購回本公司每股面值港幣一元之普通股股份總數共一百七十七萬九千五百股，詳情載於賬項附註第二十一項內。本公司已將所有該等股份於購回時註銷。董事局認為購回上述股份令當時已發行股份之每股資產淨值有所增加。

除以上所述外，年內本公司及其附屬公司均無購回、出售或贖回本公司之任何上市證券。

## 儲備

年內本公司及本集團之儲備變動情況載於賬項附註第二十二項內。

## 捐款

年內本集團之捐款為港幣五十萬元（二零零一年：無）。

## 銀行貸款及透支

本公司及本集團於二零零二年六月三十日之銀行貸款及透支情況載於賬項附註第十五項內。

## 資本化之借貸支出

年內本集團資本化之借貸支出款項為港幣一億九千二百萬元（二零零一年：港幣二億四千七百八十萬元）。

## 固定資產

年內固定資產之變動情況載於賬項附註第九項內。

## Share Capital

Details of movements in share capital of the Company during the year are set out in Note 21 on the Accounts.

## Convertible Bonds of Subsidiary

During the year an aggregate of HK$3,450,000,000 3.4% convertible bonds ("the Bonds") due in March 2007 were issued by the Company's subsidiary and were listed on the Luxembourg Stock Exchange. The purpose of the issue was to finance the Group's general corporate and working capital. Details of the Bonds are set out in Note 17 on the Accounts.

## Purchase, Sale or Redemption of Listed Securities

During the year, the Company repurchased a total of 1,779,500 ordinary shares of HK$1.00 each of the Company on The Stock Exchange of Hong Kong Limited, details of which are shown in Note 21 on the Accounts. All of these shares had been cancelled by the Company upon repurchase. The directors considered that the aforesaid share repurchase has resulted in enhancement of the net asset value per share then in issue.

Save as aforesaid, the Company and its subsidiaries had not purchased, sold or redeemed any of the Company's listed securities during the year.

## Reserves

Movements in the reserves of the Company and of the Group during the year are set out in Note 22 on the Accounts.

## Donations

Donations made by the Group during the year amounted to HK$0.5 million (2001: Nil).

## Bank Loans and Overdrafts

Particulars of bank loans and overdrafts of the Company and of the Group as at 30 June 2002 are set out in Note 15 on the Accounts.

## Borrowing Costs Capitalisation

Borrowing costs capitalised by the Group during the year amounted to HK$192.0 million (2001: HK$247.8 million).

## Fixed Assets

Movements in fixed assets during the year are set out in Note 9 on the Accounts.

## 集團主要物業

主要發展中物業及主要投資物業於二零零二年六月三十日之詳情載於第五十九至六十五頁內。

## 主要供應商及客戶

年內本集團五大供應商合共所佔之購貨額百分比及本集團五大客戶合共所佔之營業額或銷售額百分比各不超過本集團本年度總購貨額及總營業額或銷售額百分之三十。

## 董事

於本報告日之本公司董事芳名如下，彼等之簡歷載於第四十二至四十七頁內。

| 姓名 | 職銜 | 年齡 | 擔任本公司董事之時間（年計） |
|---|---|---|---|
| 陳啟宗 | *主席* | 52 | 16 |
| 殷尚賢 | *副主席* | 71 | 22 |
| 袁偉良 | *董事總經理* | 51 | 16 |
| 夏佳理 | *董事* | 63 | 22 |
| 陳樂怡 | *董事* | 53 | 5 |
| 鄭漢鈞 | *董事* | 75 | 9 |
| 何世良 | *執行董事* | 64 | 2 |
| 廖柏偉 | *董事* | 53 | 4 |
| 吳士元 | *執行董事* | 42 | 1 |

李鴻鈞先生已於二零零一年十月三十一日卸任為董事。吳士元先生於二零零一年十一月一日獲委任為董事，並已於二零零一年十一月二十三日舉行之股東週年大會上獲膺選連任。

遵照本公司組織章程細則第一百零三、一百零四及一百一十八條規定，陳啟宗先生、殷尚賢先生及鄭漢鈞先生輪值告退，惟願膺選連任。

非執行董事之任職屆滿日期與彼等遵照本公司組織章程細則之條文之預期輪值告退日期一致。

## 服務合約

擬於即將舉行之股東週年大會上膺選連任之董事概無與本公司或其控股公司或其任何附屬公司訂立於一年內倘終止則須作出賠償（法定賠償除外）之服務合約。

## Major Group Properties

Details of major properties under development and major investment properties as at 30 June 2002 are set out on pages 59 to 65.

## Major Suppliers and Customers

During the year, both the percentage of purchases attributable to the Group's 5 largest suppliers combined and the percentage of turnover or sales attributable to the Group's 5 largest customers combined were less than 30% of the total purchases and turnover or sales of the Group respectively.

## Directors

The names of the directors of the Company as at the date of this report are as follows and their brief biographical details are set out on pages 42 to 47 .

| Name | Position Held | Age | Length of Directorship (in years) |
|---|---|---|---|
| Ronnie C. Chan | *Chairman* | 52 | 16 |
| S.S. Yin | *Vice Chairman* | 71 | 22 |
| Nelson W.L. Yuen | *Managing Director* | 51 | 16 |
| Ronald J. Arculli | *Director* | 63 | 22 |
| Laura L.Y. Chen | *Director* | 53 | 5 |
| H.K. Cheng | *Director* | 75 | 9 |
| Wilfred S.L. Ho | *Executive Director* | 64 | 2 |
| P.W. Liu | *Director* | 53 | 4 |
| Terry S.Y. Ng | *Executive Director* | 42 | 1 |

Mr. Alfred H.K. Li had resigned on 31 October 2001. Mr. Terry S.Y. Ng who was appointed a director on 1 November 2001, had been re-elected as a director at the Annual General Meeting held on 23 November 2001.

In accordance with Articles 103, 104 and 118 of the Company's Articles of Association, Messrs. Ronnie C. Chan, S.S. Yin and H.K. Cheng retire by rotation and, being eligible, offer themselves for re-election.

The appointments of non-executive directors are for specific terms which coincide with their expected dates of retirement by rotation in accordance with the provisions of the Company's Articles of Association.

## Service Contract

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company, its holding company or any of their subsidiaries which is not

## 董事之合約權益

於年結日或年內，概無任何本公司董事在本公司或其控股公司或其任何附屬公司之任何重要合約中直接或間接擁有重大權益。

除控股公司恒隆集團有限公司之僱員股份期權計劃外，於年內任何時間，本公司或其控股公司或其任何附屬公司概無作出任何安排使本公司董事可藉購入本公司或任何其他機構之股份或債券而獲益。

## 遵守最佳應用守則

年內本公司均遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

## 董事之股份權益

根據證券(公開權益)條例第二十九條規定而備存之登記冊所載，或須根據上市公司董事進行證券交易之標準守則向本公司及香港聯合交易所有限公司發出之通知，每名董事及其聯繫人於二零零二年六月三十日持有本公司及各聯營機構已發行股本之權益載於圖表一內。

年內各董事及彼等各自之配偶與未滿十八歲之子女概無獲授任何可認購本公司股份或債券之權利。

## 主要股東之股份權益

根據證券(公開權益)條例第十六(一)條規定而備存之登記冊所載，於二零零二年六月三十日非本公司董事之人士持有本公司已發行股本之權益載於圖表二內。

## 核數師

本公司將於即將舉行之股東週年大會上提出決議案，建議再度委任畢馬威會計師事務所為本公司核數師，直至下屆股東週年大會結束為止。

承董事局命
*秘書*
**程式榮** *謹啟*
香港，二零零二年八月二十八日

determinable within one year without payment of compensation (other than statutory compensation).

## Directors' Interests in Contracts

No contract of significance to which the Company, its holding company or any of their subsidiaries was a party and in which a director of the Company was materially interested, whether directly or indirectly, subsisting during or at the end of the year.

At no time during the year was the Company, its holding company or any of their subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate, apart from the employee share option scheme of its holding company, Hang Lung Group Limited.

## Compliance with the Code of Best Practice

During the year, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

## Directors' Interests in Shares

As at 30 June 2002, the interests of each director and their associates in the issued share capital of the Company and its associated corporations as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies are set out on Table 1.

During the year, none of the directors and their respective spouses and children under 18 years of age had been granted any rights to subscribe for shares or debentures of the Company.

## Substantial Shareholders' Interests in Shares

As at 30 June 2002, the interests of every person, other than directors of the Company, in the issued share capital of the Company as recorded in the register required to be kept under Section 16(1) of the Securities (Disclosure of Interests) Ordinance are set out on Table 2.

## Auditors

A resolution for the re-appointment of KPMG as auditors of the Company until the conclusion of the next Annual General Meeting is to be proposed at the forthcoming Annual General Meeting.

By Order of the Board
**Robin S.W. Ching**
*Secretary*
Hong Kong, 28 August 2002

## 圖表一：董事之股份權益
## Table 1 : Directors' Interests in Shares

### 本公司 The Company

| 姓名 | Name | 每股面值一元之普通股股份 Ordinary Shares of $1.00 each<br>個人權益 Personal Interests | 家族權益 Family Interests | 公司權益 Corporate Interests | 其他權益 Other Interests |
|---|---|---|---|---|---|
| 陳啟宗 | Ronnie C. Chan | — | — | — | — |
| 殷尚賢 | S.S. Yin | — | — | — | — |
| 袁偉良 | Nelson W.L. Yuen | — | — | — | — |
| 夏佳理 | Ronald J. Arculli | 14,737 | — | 709,609 | — |
| 陳樂怡 | Laura L.Y. Chen | — | — | — | — |
| 鄭漢鈞 | H.K. Cheng | — | — | — | — |
| 何世良 | Wilfred S.L. Ho | — | — | — | — |
| 廖柏偉 | P.W. Liu | — | — | — | — |
| 吳士元 | Terry S.Y. Ng | — | — | — | — |

### 恒隆集團有限公司 Hang Lung Group Limited

| 姓名 | Name | 每股面值一元之股份 Shares of $1.00 each<br>個人權益 Personal Interests | 家族權益 Family Interests | 公司權益 Corporate Interests | 其他權益 Other Interests | 股份期權# Share Options#<br>個人權益 Personal Interests |
|---|---|---|---|---|---|---|
| 陳啟宗 | Ronnie C. Chan | — | — | — | — | — |
| 殷尚賢 | S.S. Yin | — | — | — | — | — |
| 袁偉良 | Nelson W.L. Yuen | — | — | — | — | 2,500,000 |
| 夏佳理 | Ronald J. Arculli | 581,775 | — | 508,200 | — | — |
| 陳樂怡 | Laura L.Y. Chen | — | — | — | — | — |
| 鄭漢鈞 | H.K. Cheng | — | — | — | — | — |
| 何世良 | Wilfred S.L. Ho | — | — | — | — | 1,250,000 |
| 廖柏偉 | P.W. Liu | — | — | — | — | — |
| 吳士元 | Terry S.Y. Ng | — | — | — | — | 1,250,000 |

## 圖表一：董事之股份權益 續
## Table 1 : Directors' Interests in Shares continued

### 格蘭酒店集團有限公司 Grand Hotel Holdings Limited

| | | | 股份數目 Number of Shares | | | |
|---|---|---|---|---|---|---|
| 姓名 | Name | 類別* Class* | 個人權益 Personal Interests | 家族權益 Family Interests | 公司權益 Corporate Interests | 其他權益 Other Interests |
| 陳啟宗 | Ronnie C. Chan | | — | — | — | — |
| 殷尚賢 | S.S. Yin | | — | — | — | — |
| 袁偉良 | Nelson W.L. Yuen | | — | — | — | — |
| 夏佳理 | Ronald J. Arculli | A | 3,021 | — | 168,858 | — |
| | | B | 3,515 | — | 196,470 | — |
| 陳樂怡 | Laura L.Y. Chen | | — | — | — | — |
| 鄭漢鈞 | H.K. Cheng | | — | — | — | — |
| 何世良 | Wilfred S.L. Ho | | — | — | — | — |
| 廖柏偉 | P.W. Liu | | — | — | — | — |
| 吳士元 | Terry S.Y. Ng | | — | — | — | — |

\# 尚未行使 not yet exercised
* A: 每股面值一角之「A」股股份 A: 'A' Shares of $0.10 each B: 每股面值一仙之「B」股股份 B: 'B' Shares of $0.01 each

## 圖表二：主要股東之股份權益
## Table 2 : Substantial Shareholders' Interests in Shares

| | 持有普通股股份數目 Number of Ordinary Shares Held |
|---|---|
| Cole Limited | 1,765,931,170 (a) |
| 恒隆集團有限公司 Hang Lung Group Limited | 1,737,598,070 (b) |
| 恒旺有限公司 Prosperland Housing Limited | 1,267,523,511 (c) |
| Purotat Limited | 352,074,500 (c) |

*附註*

(a) Cole Limited被視為於恒隆集團有限公司及其附屬公司所持有之十七億三千七百五十九萬八千零七十股普通股中擁有權益，而該等普通股已包括在上述十七億六千五百九十三萬一千一百七十股之數目內。

(b) 恒隆集團有限公司被視為於其附屬公司恒旺有限公司所持有之十二億六千七百五十二萬三千五百一十一股普通股，Purotat Limited所持有之三億五千二百零七萬四千五百股普通股以及其他附屬公司所持有之一億一千八百萬零五十九股普通股中擁有權益。

(c) 恒旺有限公司所持有之十二億六千七百五十二萬三千五百一十一股普通股及Purotat Limited所持有之三億五千二百零七萬四千五百股普通股已包括在上述由恒隆集團有限公司所持有之十七億三千七百五十九萬八千零七十股普通股之數目內。

*Notes*

(a) Cole Limited was deemed to be interested in 1,737,598,070 ordinary shares held by Hang Lung Group Limited and its subsidiaries, which number of ordinary shares were included in the above-mentioned number of 1,765,931,170.

(b) Hang Lung Group Limited was deemed to be interested in the shareholdings of its subsidiaries, viz. 1,267,523,511 ordinary shares held by Prosperland Housing Limited, 352,074,500 ordinary shares held by Purotat Limited, and 118,000,059 ordinary shares held by other subsidiaries.

(c) The 1,267,523,511 ordinary shares held by Prosperland Housing Limited and the 352,074,500 ordinary shares held by Purotat Limited were included in the above-mentioned number of 1,737,598,070 ordinary shares held by Hang Lung Group Limited.

# 公司管治
# CORPORATE GOVERNANCE

本公司矢志維持高質素之公司管治，年內均遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載之最佳應用守則。

下表列出本公司之公司管治架構：

### *董事局*

陳啟宗 *(主席)*
殷尚賢 *(副主席)**
袁偉良 *(董事總經理)*
夏佳理*
陳樂怡#
鄭漢鈞*
何世良 *(執行董事)*
廖柏偉*
吳士元 *(執行董事)*

### *公司秘書*

程式榮

### *董事局執行委員會*

陳啟宗
袁偉良
何世良
吳士元

### *審核委員會*

鄭漢鈞 *(主席)**
陳樂怡#
廖柏偉*

### *董事總經理*

袁偉良

### *內部審計師*

* *獨立非執行董事*
\# *非執行董事*

The Company is committed to maintain high corporate governance practices and has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

The following chart illustrates the Company's corporate governance structure:

***Board of Directors***

Ronnie C. Chan *(Chairman)*
S.S. Yin *(Vice Chairman)**
Nelson W.L. Yuen *(Managing Director)*
Ronald J. Arculli*
Laura L.Y. Chen#
H.K. Cheng*
Wilfred S.L. Ho *(Executive Director)*
P.W. Liu*
Terry S.Y. Ng *(Executive Director)*

***Company Secretary***

Robin S.W. Ching

***Executive Committee of The Board of Directors***

Ronnie C. Chan
Nelson W.L. Yuen
Wilfred S.L. Ho
Terry S.Y. Ng

***Audit Committee***

H.K. Cheng *(Chairman)**
Laura L.Y. Chen#
P.W. Liu*

***Managing Director***

Nelson W.L. Yuen

***Internal Auditor***

* *Independent Non-Executive Director*
\# *Non-Executive Director*

## 董事局

董事局之現有成員包括四名執行董事及五名非執行董事(其中四名為獨立非執行董事)。董事局每年舉行最少兩次全體會議，以批准中期業績和末期業績以及擬派中期股息和末期股息，並於有需要時開會商議各類重大交易，包括發行債券、重大收購及出售，以及關連交易(如有)。

所有董事均可取得以任何形式記錄之適時資料，於有需要時作出進一步查詢。彼等負責確保領導層之連續性；設定卓越之業務策略；確保資金和管理資源足以應付業務策略之推行；並確保財務及內部監控制度健全；業務運作符合適用之法律及規例。

遵照本公司之組織章程細則，新委任之董事須於應屆股東週年大會獲股東重選方可連任。此外，董事人數三分之一須於股東週年大會輪值告退，並須獲股東重選方可連任。非執行董事之任職屆滿日期與彼等之預期輪值告退日期一致。

## 執行委員會

本公司之董事局執行委員會乃於一九八九年成立，現有成員包括全部四名執行董事。彼等每週定期舉行最少一次會議，藉以制定本公司之策略性方向及監察管理層之表現。每位執行董事均完全清楚那些事項須交由董事局全體決定、那些事項可交由執行委員會或管理層負責。

## 審核委員會

審核委員會乃於一九九九年由董事局設立，其成員包括三名非執行董事，其中兩名(包括其主席)為獨立非執行董事。審核委員會每年舉行最少兩至三次會議，與會者包括外聘核數師及內部審計師、財務董事及公司秘書。審核委員會於有需要時與外聘核數師另行開會(管理層並不列席)。

審核委員會之職權範圍包括下列各項：

- 考慮外聘核數師之委任事宜及與辭職或撤職有關之任何問題；
- 與外聘核數師討論審核性質和範圍；
- 審閱中期業績和末期業績；
- 討論審核引起之問題及保留意見(如有)；
- 檢討內部審計程序，並確保內部審計功能擁有足夠資源及在本公司內部享有適當地位；及
- 考慮內部調查(如有)之重點結果及管理層之反應。

## The Board of Directors

The Board of Directors currently comprises four executive directors and five non-executive directors, four of whom are independent non-executive directors. Full Board Meeting is held at least twice a year to approve interim and final results and to propose interim and final dividends. It is also held as and when necessary to discuss significant transactions, including issuance of debt securities, material acquisitions and disposals, and connected transactions, if any.

All the directors have access to timely information in any form and make further enquiries where necessary. They are responsible for ensuring continuity of leadership, development of sound business strategies, availability of adequate capital and managerial resources to implement the business strategies adopted, adequacy of systems of financial and internal controls and conduct of business in conformity with applicable laws and regulations.

In accordance with the Company's Articles of Association, new appointments to the Board are subject to re-election by shareholders at the upcoming Annual General Meeting ("AGM"). Besides, one-third of the directors will retire from office by rotation for re-election by shareholders at the AGM. Non-executive directors are appointed for specific terms, which coincide with their expected dates of retirement by rotation.

## Executive Committee

The Executive Committee of The Board of Directors of the Company was formed in 1989. Its present members are the four executive directors who meet regularly at least once a week to establish the strategic direction of the Company, and to monitor the performance of management. Each of them has full understanding on determining which issues require a decision of the full Board and which can be delegated by the Board to the Committee or management.

## Audit Committee

An Audit Committee was established by the Board in 1999, which comprises three non-executive directors, two of whom (including its Chairman) are independent non-executive directors. Meetings are held at least two to three times a year and are attended by external and internal auditors, finance director and company secretary. Separate meetings with external auditors (in the absence of management) are also held as and when required.

The terms of reference of the Audit Committee include the following:

- to consider the appointment of external auditors and any questions of resignation or dismissal;
- to discuss with external auditors the nature and scope of the audit;
- to review the interim and final results;
- to discuss problems and reservations arising from audits, if any;
- to review the internal audit programme, and to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company; and
- to consider the major findings of internal investigations, if any, and management's response.

審核委員會獲董事局授權，可調查其職權範圍內之任何事項；向任何僱員索取任何所需資料，而所有僱員均須就審核委員會之要求作出通力合作；向外界法律人士或其他獨立專業人士尋求意見；及於有需要時邀請具有相關經驗和專才之外界人士參與會議。

## 董事總經理

董事總經理按照董事局之指示及公司條例之規定負責管理本公司之日常運作。董事總經理主持本公司每週舉行最少一次之部門營運會議，並與各部門主管和內部審計師每半年舉行財政預算會議。

## 公司秘書

公司秘書負責向董事局確保本公司依循程序及遵守適用法律及規例，所有董事均可獲公司秘書提供意見及服務。公司秘書亦就最佳應用守則之施行事宜向主席及董事局提供意見。

## 責任及內部審計

本公司之賬項乃按照上市規則、公司條例及香港公認會計原則之規定而編製，並貫徹採用合適之會計政策及作出審慎及合理之判斷和估計。董事於財務報告內致力確保就本公司之狀況和前景所作出之評估乃持平及容易理解。

本公司對收入、資本支出和營業支出均設有週全及有效之內部監控制度，並確保本公司之資產受妥善保護及不被挪用；每項運作均獲適當之管理層授權及符合文件程序；確保本公司保存正確之會計記錄及確保財務資料可靠。

內部審計師並不界入本公司之日常運作及會計職務，直接向審核委員會及董事總經理定期作出匯報。彼可審閱本集團所有業務操作及內部監控資料而不受規限，並定期審計各項常規、程序、開支及內部監控制度。每年度均編製財政預算，經董事局批准方予採納，並每月向董事局提交業績與預算之比較，以維持有效內部監控制度。

## 操守守則

本公司自一九九四年起採納集團操守守則(「操守守則」)，為員工列出包括下列事宜之清晰指引：

The Committee is authorised by the Board to investigate any activity within its terms of reference; to seek any information it requires from any employee and all employees are directed to co-operate with any requests made by the Committee; to obtain outside legal or other independent professional advice; and to secure the attendance of outsiders with relevant experience and expertise if necessary.

## Managing Director

The Managing Director is in charge of the Company's day to day management in accordance with the instructions issued by the Board of Directors, and regulations under the Companies Ordinance. The Managing Director chairs the meetings of the Company's operational divisions at least once a week. He also conducts semi-annual budget meetings with various divisional heads and the Internal Auditor.

## Company Secretary

All directors have access to the advice and services of the Company Secretary,who is responsible to the Board for ensuring that procedures are followed and that applicable laws and regulations are complied with. The Company Secretary is also a source of advice to the Chairman and to the Board on the implementation of the Code of Best Practice.

## Accountability and Internal Audit

The Company's accounts are prepared in accordance with the Listing Rules , Companies Ordinance and also the accounting principles generally accepted in Hong Kong. Appropriate accounting policies are selected and applied consistently; judgements and estimates made are prudent and reasonable. The directors endeavour to ensure a balanced and understandable assessment of the Company's position and prospects in financial reporting.

The Company maintains a comprehensive and effective internal control system on income and capital and revenue expenditures. It also makes sure that the Company's assets are well protected and there is no misappropriation of assets; that authorization by appropriate level of management has been obtained and documented for every aspect of operations; that proper accounting records are maintained and financial information are reliable.

The Internal Auditor, who is independent of the Company's daily operations and accounting functions, reports directly to the Audit Committee and the Managing Director on a regular basis. He has unlimited access to review all aspects of activities and internal controls of the Group, and regularly conducts audits of the practices, procedures, expenditure and internal controls. Annual budgets are prepared and are subject to Board approval before being adopted. Results of operations against budgets are reported monthly to the Board, so as to maintain an effective internal control system.

- 防止賄賂條例；
- 索取、收受及提供利益；
- 可接受之款宴性質及次數；
- 正確使用專利資料；
- 處理利益衝突；
- 正確使用本公司之資產及資源；
- 業務伙伴借貸往來之限制；及
- 於辦公時間以外之個人操守，包括兼職事宜。

操守守則亦就其他事宜列出指引，包括與供應商、承辦商、客戶及消費者之關係；對股東和財經界之責任；以及僱傭常規。

為監察及貫徹操守守則之遵從，各部門經理負責確保其下屬充分瞭解及遵守該等準則和規定。違規之僱員會受到處分，包括被勒令離職。並會向廉政公署或其他有關機構舉報涉嫌貪污或其他罪行。倘任何董事查詢關於股東、潛在股東、客戶、消費者、供應商、承辦商及本公司之僱員所作出之投訴，公司秘書須直接向該董事作出回答，以確保有關投訴獲公平及有效率之處理。

此外，所有高於界定職級的僱員均須每半年填寫並簽署「利益申報」，披露其直接或間接在本公司或其附屬公司或聯營公司持有之利益，以確保所有業務管理均按照最高的實務準則及公司管治準則進行。

## 股東關係

本公司之股東週年大會為董事局與本公司之股東提供溝通良機。股東週年大會通告及有關文件於大會舉行日期前最少二十一日寄予股東。股東週年大會獲股東踴躍出席。

## 網頁

任何人士均可透過互聯網查閱本公司之資料。除提供中期報告、年報及新聞稿等傳統資料外，本公司之網頁亦提供本公司其他最新資料，包括可供出售物業、租賃物業、公司大事紀要、經常提問之問題、供分析員及投資者參考之公司資料、社會責任及公司享獲之殊榮等。

## Code of Conduct

The Company has adopted a corporate code of conduct since 1994 ("the Code of Conduct"), setting out clear guidelines for staff on matters such as:

- Prevention of Bribery Ordinance;
- solicitation, acceptance and offer of advantages;
- acceptable nature and frequency of entertainment;
- proper use of proprietary information;
- handling of conflict of interest situations;
- proper usage of the Company's assets and resources;
- restriction on loans to and from business associates; and
- personal conduct outside hours of work, including outside employment.

The Code of Conduct also sets out guidelines on matters in relation to suppliers and contractors; customers and consumers; responsibilities to shareholders and the financial community; and employment practices.

In order to monitor and enforce the compliance of the Code of Conduct, functional managers are responsible for ensuring their subordinates understand well and comply with the standards and requirements as stipulated.Any violation thereof will result in the staff being disciplined, including termination of employment. Suspected corruption or other forms of criminality will be reported to the ICAC or appropriate authorities. The Company Secretary will also answer directly to any Board member for impartial and efficient handling of complaints received from all shareholders and potential shareholders; customers and consumers; suppliers and contractors and all employees of the Company.

Also, all employees above a designated level are required to complete and sign a Statement of Interest bi-annually declaring their interest, directly or indirectly, with the Company and its subsidiaries and associated companies, so as to make sure that all operations are managed in accordance with the highest standards of practice and corporate governance.

## Relations with Shareholders

The Company's Annual General Meeting provides a good opportunity for communication between the Board and the Company's shareholders. Notice of the AGM and related papers are sent to shareholders at least 21 calendar days before the meeting. It is well participated by the shareholders.

## Website

The Company's information is accessible to all via the internet. Besides providing the traditional interim and annual reports and the press releases, the Company's website also includes the most updated information on the Company including properties available for sale and let, major corporate events, most frequently asked questions, presentation for analysts and investors, social responsibility and recognition of merits.

從御峰遠眺望The HarbourSide — 將矗立於西九龍的地標 — 本港市區的最新樞紐項目

A view from The Summit of The HarbourSide, destined to become a landmark of West Kowloon, Hong Kong's latest hub of urban development



# 核數師報告
# REPORT OF THE AUDITORS

## 致恒隆地產有限公司各股東
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第八十七至一百三十四頁按照香港公認會計原則編製的賬項。

## 董事及核數師的責任

香港《公司條例》規定董事須編製真實與公平的賬項。在編製這些賬項時,董事必須貫徹採用合適的會計政策,作出審慎及合理的判斷和估計,並説明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果,對這些賬項作出獨立意見,並向股東報告。

## 意見的基礎

我們是按照香港會計師公會頒布的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證,亦包括評估董事於編製賬項時所作的主要估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團的具體情況,以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃和進行審核工作時,是以取得一切我們認為必需的資料及解釋為目標,使我們能獲得充份的憑證,就賬項是否存在重大的錯誤陳述,作合理的確定。在提出意見時,我們亦已衡量賬項所載資料在整體上是否足夠。我們相信,我們的審核工作已為下列意見建立合理的基礎。

## 意見

我們認為,上述的賬項均真實與公平地反映 貴公司及 貴集團於二零零二年六月三十日的財政狀況和 貴集團截至該日止年度的溢利和現金流量,並已按照香港《公司條例》適當地編製。

**畢馬威會計師事務所**
執業會計師

香港,二零零二年八月二十八日

## To the Shareholders of Hang Lung Properties Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 87 to 134 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

## Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

## Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

## Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

**KPMG**
Certified Public Accountants

Hong Kong, 28 August 2002

# 財務報表
# FINANCIAL STATEMENTS

# 綜合收益表 CONSOLIDATED INCOME STATEMENT

*截至二零零二年六月三十日止年度*
*以港幣為單位*

*For the year ended 30 June 2002*
*Expressed in Hong Kong dollars*

| | | 附註 Note | 2002 百萬元 $Million | 2001 百萬元 $Million |
|---|---|---|---|---|
| 營業額 | Turnover | 2(a) | **2,383.2** | 2,523.2 |
| 其他收入 | Other revenue | 3 | **93.0** | 225.2 |
| 直接成本及營業費用 | Direct costs and operating expenses | | **(790.6)** | (744.3) |
| 行政費用 | Administrative expenses | | **(88.6)** | (86.3) |
| 未計財務費用前之營業溢利 | Profit from operations before finance costs | | **1,597.0** | 1,917.8 |
| 財務費用 | Finance costs | 3 | **(256.9)** | (266.2) |
| 營業溢利 | Operating profit | 3 | **1,340.1** | 1,651.6 |
| 應佔合營公司業績 | Share of results of jointly controlled entities | | **66.3** | 51.5 |
| 除稅前溢利 | Profit before taxation | 2(a) | **1,406.4** | 1,703.1 |
| 稅項 | Taxation | 5(a) | **(123.1)** | (271.1) |
| 除稅後溢利 | Profit after taxation | | **1,283.3** | 1,432.0 |
| 少數股東權益 | Minority interests | | **(28.0)** | – |
| | | | **1,255.3** | 1,432.0 |
| 優先股股息 | Preference dividend | 7 | **(48.3)** | (48.3) |
| 普通股股東應佔純利 | Net profit attributable to ordinary shareholders | 22 | **1,207.0** | 1,383.7 |
| 普通股股息 | Ordinary dividends | 7 | **1,155.7** | 1,156.4 |
| 每股普通股盈利 | Earnings per ordinary share | 8 | | |
| 基本 | Basic | | **41.8¢** | 47.9¢ |
| 攤薄 | Diluted | | **41.5¢** | – |

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

# 資產負債表 BALANCE SHEETS

二零零二年六月三十日
以港幣為單位

*At 30 June 2002*
*Expressed in Hong Kong dollars*

| | | 附註 Note | 集團 Group 2002 百萬元 $Million | 2001 百萬元 $Million | 公司 Company 2002 百萬元 $Million | 2001 百萬元 $Million |
|---|---|---|---|---|---|---|
| 資產 | ASSETS | | | | | |
| 非流動資產 | Non-current assets | | | | | |
| 固定資產 | Fixed assets | 9 | **26,130.7** | 27,928.7 | **–** | 43.0 |
| 附屬公司權益 | Interest in subsidiaries | 10 | **–** | – | **19,572.8** | 18,374.4 |
| 合營公司權益 | Interest in jointly controlled entities | 11 | **1,486.0** | 1,449.0 | **–** | – |
| 貸款及投資 | Loans and investments | 12 | **19.5** | 13.9 | **–** | – |
| | | | **27,636.2** | 29,391.6 | **19,572.8** | 18,417.4 |
| 流動資產 | Current assets | | | | | |
| 發展中物業 | Properties under development | 13 | **8,489.9** | 7,290.0 | **–** | – |
| 應收賬款及其他應收款項 | Trade and other receivables | 14 | **186.2** | 139.6 | **0.9** | 2.8 |
| 現金及銀行存款 | Cash and deposits with banks | | **3,146.0** | 3,724.8 | **32.9** | 18.2 |
| | | | **11,822.1** | 11,154.4 | **33.8** | 21.0 |
| 流動負債 | Current liabilities | | | | | |
| 銀行貸款及透支 | Bank loans and overdrafts | 15 | **304.8** | 2,182.4 | **–** | 182.4 |
| 應付賬款及其他應付款項 | Trade and other payables | 16 | **1,430.6** | 1,633.2 | **2.9** | 3.9 |
| 税項 | Taxation | 5(b) | **312.5** | 296.3 | **7.2** | 10.5 |
| 應付優先股股息 | Preference dividend payable | 7 | **30.2** | 30.2 | **30.2** | 30.2 |
| | | | **2,078.1** | 4,142.1 | **40.3** | 227.0 |
| 流動資產／(負債)淨額 | Net current assets/(liabilities) | | **9,744.0** | 7,012.3 | **(6.5)** | (206.0) |
| 資產總額減流動負債 | Total assets less current liabilities | | **37,380.2** | 36,403.9 | **19,566.3** | 18,211.4 |
| 非流動負債 | Non-current liabilities | | | | | |
| 銀行貸款 | Bank loans | 15 | **6,066.9** | 6,770.0 | **–** | – |
| 可換股債券 | Convertible bonds | 17 | **3,390.3** | – | **–** | – |
| 其他長期負債 | Other long term liabilities | 18 | **1,349.1** | 1,389.5 | **–** | – |
| | | | **10,806.3** | 8,159.5 | **–** | – |
| 少數股東權益 | Minority interests | 20 | **461.5** | 386.9 | **–** | – |
| 資產淨值 | NET ASSETS | 1(r) | **26,112.4** | 27,857.5 | **19,566.3** | 18,211.4 |

| | | 附註 Note | 集團 Group 2002 百萬元 $Million | 集團 Group 2001 百萬元 $Million | 公司 Company 2002 百萬元 $Million | 公司 Company 2001 百萬元 $Million |
|---|---|---|---|---|---|---|
| 資本及儲備 | CAPITAL AND RESERVES | | | | | |
| 股本 | Share capital | 21 | **3,732.6** | 3,734.4 | **3,732.6** | 3,734.4 |
| 儲備 | Reserves | 22 | **22,379.8** | 24,123.1 | **15,833.7** | 14,477.0 |
| 股東權益 | Shareholders' funds | | **26,112.4** | 27,857.5 | **19,566.3** | 18,211.4 |

**袁偉良** *董事總經理* **吳士元** *執行董事* **Nelson W. L. Yuen** *Managing Director* **Terry S. Y. Ng** *Executive Director*

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

# 綜合現金流量表 CONSOLIDATED CASH FLOW STATEMENT

*截至二零零二年六月三十日止年度*
*以港幣為單位*

*For the year ended 30 June 2002*
*Expressed in Hong Kong dollars*

| | | 附註 Note | 2002 百萬元 $Million | 2001 百萬元 $Million |
|---|---|---|---|---|
| 營業運作所得之現金流入/(流出)淨額 | Net cash inflow/(outflow) from operating activities | 23(a) | **271.2** | (2,845.9) |
| 投資回報及融資成本 | Returns on investments and servicing of finance | | | |
| 利息收入 | Interest received | | **95.5** | 236.5 |
| 利息及其他輔助借貸支出 | Interest and other ancillary borrowing costs paid | | **(358.9)** | (486.0) |
| 支付融資租約費用 | Finance lease charges paid | | **(60.8)** | (62.9) |
| 收取合營公司之股息 | Dividends received from jointly controlled entities | | **24.5** | 28.5 |
| 派發優先股股息 | Preference dividend paid | | **(48.3)** | (48.2) |
| 派發普通股股息 | Ordinary dividends paid | | **(1,155.6)** | (1,069.7) |
| 投資回報及融資成本之現金流出淨額 | Net cash outflow from returns on investments and servicing of finance | | **(1,503.6)** | (1,401.8) |
| 税項 | Taxation | | | |
| 繳付香港利得税 | Hong Kong profits tax paid | | **(102.5)** | (568.8) |
| 投資業務 | Investing activities | | | |
| 購買固定資產 | Purchase of fixed assets | | **(412.9)** | (998.0) |
| 出售固定資產 | Disposal of fixed assets | | **411.0** | 750.2 |
| 收購附屬公司 | Purchase of subsidiaries | | **–** | (125.0) |
| 按揭貸款 | Mortgage loans | | **(7.5)** | – |
| 貸款予合營公司 | Advances to jointly controlled entities | | **(26.1)** | (51.3) |
| 非上市投資償還貸款 | Repayment of advances from unlisted investments | | **1.9** | 2.0 |
| 投資業務之現金流出淨額 | Net cash outflow from investing activities | | **(33.6)** | (422.1) |
| 融資前之現金流出淨額 | Net cash outflow before financing | | **(1,368.5)** | (5,238.6) |
| 融資 | Financing | | | |
| 新借銀行貸款 | New bank loans | | **7,329.0** | 13,122.0 |
| 償還銀行貸款 | Repayment of bank loans | | **(9,912.6)** | (9,181.5) |
| 少數股東注資 | Contributions from minority shareholders | | **30.4** | 211.9 |
| 融資租約之資本部份 | Capital element of finance lease | | **(33.8)** | (27.7) |
| 購回普通股股份 | Repurchase of ordinary shares | | **(13.2)** | – |
| 發行可換股債券 | Issue of convertible bonds | | **3,387.0** | – |
| 融資現金流入淨額 | Net cash inflow from financing | 23(b) | **786.8** | 4,124.7 |
| 現金及現金等價物之減少 | Decrease in cash and cash equivalents | | **(581.7)** | (1,113.9) |
| 於七月一日之現金及現金等價物 | Cash and cash equivalents at 1 July | | **3,722.9** | 4,836.8 |
| 於六月三十日之現金及現金等價物 | Cash and cash equivalents at 30 June | 23(c) | **3,141.2** | 3,722.9 |

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

# 已確認收益虧損綜合計算表 CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

*截至二零零二年六月三十日止年度*
*以港幣為單位*

*For the year ended 30 June 2002*
*Expressed in Hong Kong dollars*

| | | 2002<br>百萬元<br>$Million | 2001<br>百萬元<br>$Million |
|---|---|---|---|
| 重估投資物業減值 | Deficit on revaluation of investment properties | **(1,631.3)** | (401.9) |
| 重估合營公司投資物業（減值）╱增值 | (Deficit)/Surplus on revaluation of investment properties held by jointly controlled entities | **(26.5)** | 22.8 |
| 折算海外附屬公司賬項產生之匯兑虧損 | Exchange losses on translation of overseas subsidiaries | **–** | (2.4) |
| 綜合收益表內沒有確認之虧損淨額 | Net losses not recognised in the consolidated income statement | **(1,657.8)** | (381.5) |
| 本年度純利 | Net profit for the year | **1,255.3** | 1,432.0 |
| 減：出售投資物業所變現之資本儲備 | Less: Realisation of capital reserve on disposal of investment properties | **(125.5)** | (304.0) |
| 已確認之（虧損）╱收益總額 | Total recognised (losses)/gains | **(528.0)** | 746.5 |

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

# 賬項附註 NOTES ON THE ACCOUNTS

*以港幣為單位* *Expressed in Hong Kong dollars*

## 1 主要會計政策 Principal Accounting Policies

### (甲) 遵例聲明

本賬項已按照香港會計師公會頒布之所有適用《會計實務準則》及詮釋、香港公認會計原則及香港《公司條例》之規定編製。此外，本賬項亦已符合《香港聯合交易所有限公司證券上市規則》有關之披露規定。本集團採用之主要會計政策概述如下。

### (a) Statement of compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the relevant disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out below.

### (乙) 賬項編製基準

正如下文會計政策1(庚)1所解釋，除投資物業按重估值入賬外，本賬項是以歷史成本作為編製基準。

### (b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment properties as explained in accounting policy 1(g)1 below.

### (丙) 綜合賬之編製基準

本綜合賬包括恒隆地產有限公司及其附屬公司截至每年六月三十日止之賬項。年內購入或出售之附屬公司，自收購日起或至出售日止之業績已包括於集團之綜合收益表內。所有重大的集團內部往來結餘及交易於綜合賬目內抵銷。

### (c) Basis of consolidation

The consolidated accounts incorporate the accounts of Hang Lung Properties Limited and its subsidiaries made up to 30 June each year. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective dates of acquisition or to the effective dates of disposal respectively. All material intercompany balances and transactions are eliminated on consolidation.

### (丁) 附屬公司

附屬公司乃本集團直接或間接持有其一半以上之已發行股本、或控制其一半以上之投票權、或控制其董事局組成之公司。

在本公司之資產負債表內，附屬公司之投資乃按成本值減任何減值虧損列賬。本公司按於結算日已收及應收附屬公司之股息確認附屬公司之業績。

### (d) Subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors.

In the Company's balance sheet, investments in subsidiaries are stated at cost less any impairment losses. The results of subsidiaries are recognised by the Company to the extent of dividends received and receivable at the balance sheet date.

## 1 主要會計政策 續 / Principal Accounting Policies continued

### （戊）合營公司

合營公司乃一間由本集團或本公司與其他人士按一項合約性安排而經營之公司，而在該項合約性安排下，本集團或本公司與一名或多名其他人士對該公司之經濟活動共同行使控制權。

本集團於合營公司之權益乃以權益法在綜合賬目內列賬，最初乃以成本作記錄，其後按本集團應佔合營公司之淨資產於收購後之改變作出調整。綜合收益表反映本集團應佔合營公司於收購後之年度業績。

在本公司之資產負債表內，合營公司之權益乃按成本值減任何減值虧損列賬。本公司按於結算日已收及應收合營公司之股息確認合營公司之業績。

### (e) Jointly controlled entities

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

The Group's interests in jointly controlled entities are accounted for in the consolidated accounts under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of net assets of the jointly controlled entities. The consolidated income statement reflects the Group's share of the post-acquisition results of operations of the jointly controlled entities for the year.

In the Company's balance sheet, interests in jointly controlled entities are stated at cost less any impairment losses. The results of jointly controlled entities are recognised by the Company to the extent of dividends received and receivable at the balance sheet date.

### （己）商譽

編製綜合賬所產生之商譽或負商譽，乃指收購成本超出或低於本集團應佔所收購可辨認資產及負債之公平價值之差額。

於二零零一年七月一日前，收購附屬公司及合營公司產生之商譽已直接於產生年度在資本儲備撇銷。負商譽則計入資本儲備內。

### (f) Goodwill

Goodwill or negative goodwill arising on consolidation represents the excess or shortfall respectively of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired.

Prior to 1 July 2001, goodwill arising on acquisitions of subsidiaries and jointly controlled entities was written off directly to capital reserves in the year in which it arose. Negative goodwill was credited to capital reserve on consolidation.

# 賬項附註 續

# NOTES ON THE ACCOUNTS continued

*以港幣為單位*

*Expressed in Hong Kong dollars*

## 1 主要會計政策 續

## Principal Accounting Policies continued

### (己) 商譽 續

### (f) Goodwill continued

由二零零一年七月一日起，本集團採用會計實務準則第三十號「企業合併」之規定，把新收購事項產生之商譽確認為資產，並按其估計可使用年期以直線法於綜合收益表內攤銷。商譽按成本值減累積攤銷及任何減值虧損列賬。倘負商譽關乎在收購計劃內確定之預計未來虧損及開支，則有關負商譽於未來虧損及開支確認時在綜合收益表內確認。任何餘下負商譽（不超出所收購之非貨幣資產之公平價值）按非貨幣資產之加權平均可使用年期在綜合收益表內確認。超出所收購非貨幣資產公平價值之負商譽，則即時在綜合收益表內確認。尚未於綜合收益表內確認之負商譽，跟商譽屬於同一資產負債表類別，以資產減項另列。

With effect from 1 July 2001, the Group adopted SSAP 30 "Business Combinations", and goodwill arising on new acquisitions is recognised as an asset and amortised to the consolidated income statement on a straight line basis over its estimated useful life. Goodwill is stated at cost less accumulated amortisation and any impairment losses. To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition, it is recognised in the consolidated income statement when future losses and expenses are recognised. Any remaining negative goodwill not exceeding the fair value of non-monetary assets acquired is recognised in the consolidated income statement over the weighted average useful life of the non-monetary assets. Negative goodwill in excess of the fair values of those non-monetary assets acquired is recognised in the consolidated income statement immediately. Any negative goodwill not yet recognised in the consolidated income statement is presented as a deduction from the assets in the same balance sheet classification as goodwill.

出售附屬公司或合營公司時，商譽或負商譽應佔之數額均計入出售溢利或虧損。

On disposal of a subsidiary or jointly controlled entity, the attributable amount of goodwill or negative goodwill is included in the calculation of the profit or loss on disposal.

本集團採用會計實務準則第三十號內之過渡期條款，毋須就二零零一年七月一日前因收購而產生並已撥入儲備之商譽或負商譽作出追溯性調整。

The Group has taken advantage of the transitional provisions in SSAP 30 and has made no retrospective adjustment to goodwill or negative goodwill that arose from acquisitions prior to 1 July 2001, which were previously taken to reserves.

## 1 主要會計政策 續

## Principal Accounting Policies continued

### (庚) 物業

#### 1. 投資物業

投資物業乃持作長期資本投資作收租用途之物業。此等物業每年均由外聘專業測計師進行估值，並按公開市值列賬，惟地契年期尚餘二十年或以下之投資物業則按其撇銷後之成本值列賬。投資物業重估產生之增值將記入投資物業重估儲備賬內，而重估產生之減值乃按投資組合之基準先由以往重估增值抵銷，差額則列入收益表內。重估增值或減值均於出售投資物業時撥入收益表內。

發展中物業以成本值列賬，成本包括資本化之借貸支出(如有)及專業服務費，並扣除董事認為需要作出之任何非暫時性減值準備。作收租用途之物業在發展工程完成後歸類為投資物業。

#### 2. 發展中可供出售物業

發展中可供出售物業皆列入流動資產內，並以成本值及可變現淨值兩者中較低者列賬。物業發展費用包括資本化之借貸支出(如有)及專業服務費，加上截至結算日之應佔溢利減已收取代管人之款項。可變現淨值乃按管理層參照目前市況而決定之估計物業售價減出售物業涉及之費用。

### (g) Properties

#### 1. Investment properties

Investment properties are properties held as long term capital investments for rental purposes. They are stated at their open market value which is assessed annually by external qualified valuers, except for investment properties with an unexpired lease term of 20 years or less which are stated at amortised cost. Surpluses arising on revaluation are credited to the investment property revaluation reserve; deficits arising on revaluation are firstly set off against any previous revaluation surpluses on a portfolio basis and thereafter taken to the income statement. Revaluation surpluses or deficits are dealt with in the income statement upon disposal.

Properties under development are stated at cost, including borrowing costs capitalised, if any, and professional fees, less any provision for diminution in value which is other than temporary as considered necessary by the directors. A property developed for rental purposes is classified as an investment property when the construction work and development have been completed.

#### 2. Properties under development for sale

Properties under development for sale are classified under current assets and stated at the lower of cost and net realisable value. Property development costs include borrowing costs capitalised, if any, and professional fees, plus attributable profit taken to date, less sums received from stakeholders. Net realisable value represents the estimated selling price as determined by reference to management estimates based on prevailing market conditions, less costs to be incurred in selling the property.

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

*以港幣為單位* *Expressed in Hong Kong dollars*

## 1 主要會計政策 續 Principal Accounting Policies continued

### (庚) 物業 續

**2. 發展中可供出售物業 續**
凡一項發展物業於落成前出售，所得溢利於買賣協議簽署後開始確認。年內確認之溢利乃按物業之落成程度及預售期之付款方法列為估計完工時總溢利之一部份，並就或然負債作出適當準備。

### (辛) 其他固定資產

1. 其他固定資產按成本值減累積折舊及任何減值虧損列賬。

**2. 租賃資產**
由承租人承擔資產擁有權之絕大部份風險及利益之資產租約均列為融資租約，而租賃人未有把資產擁有權之全部風險及利益轉移之資產租約則列為營業租約。

(i) 根據融資租約購買之資產
本集團根據融資租約而購買供使用之資產，乃按其公平價值或最少應付租金之現值較低者計入固定資產內，而相應之負債在扣除融資費用後，則列作融資租約承擔入賬。包含在租金內之融資費用於租約期內在收益表內扣除，使每個會計期間在負債餘額中扣除之融資費用大致維持相若之水平。減值虧損（如有）乃按下文會計政策1（癸）計算。

### (g) Properties continued

**2. Properties under development for sale** continued
When a development property is sold in advance of completion, recognition of profit commences when the sale and purchase agreement has been signed. The profits recognised in a year are computed as a proportion of the total estimated profit to completion and such proportion is calculated by reference to the degree of completion for the property and the terms of payment for the properties pre-sold, with due allowance for contingencies.

### (h) Other fixed assets

1. Other fixed assets are stated at cost less accumulated depreciation and any impairment losses.

**2. Leased assets**
Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets acquired under finance leases
Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Finance charges implicit in the lease payments are charged to the income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Impairment losses, if any, are accounted for in accordance with the accounting policy 1(j) below.

## 1 主要會計政策 續 Principal Accounting Policies continued

### (辛) 其他固定資產 續

**2. 租賃資產 續**

(ii) 按營業租約持有供使用之資產
本集團根據營業租約出租之資產，乃按其性質而計入資產負債表內，並在適用情況下按下文會計政策1(壬)所述之本集團折舊政策作出折舊。來自營業租約之收入按下文會計政策1(寅)1所述之本集團收入確認政策作出確認。

### (壬) 折舊

**1. 投資物業**
地契年期尚餘二十年以上之投資物業在估值時均按其樓宇狀況計算時值，故毋須提撥折舊準備。

地契年期尚餘二十年或以下之投資物業，乃以直線折舊法按契約尚餘年期撇銷其賬面價值。

**2. 發展中物業**
發展中之物業並無作出折舊準備。

### (h) Other fixed assets continued

**2. Leased assets** continued

(ii) Assets held for use in operating leases
Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in accounting policy 1(i) below. Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in accounting policy 1(m)1 below.

### (i) Depreciation

**1. Investment properties**
No depreciation is provided for investment properties with an unexpired lease term of over 20 years as the valuation takes into account the state of each property at the date of valuation.

Depreciation is provided for investment properties with an unexpired lease term of 20 years or less. It is calculated to write off the carrying value on a straight line basis over the remaining term of the leases.

**2. Properties under development**
No depreciation is provided for properties under development.

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位 *Expressed in Hong Kong dollars*

## 1 主要會計政策 續 Principal Accounting Policies continued

### (壬) 折舊 續

#### 3. 其他固定資產

其他固定資產之折舊乃按個別資產下列預計可使用年期以直線折舊法撇銷其成本值：

| | |
|---|---|
| 契約土地 | 地契尚餘年期 |
| 樓宇 | 五十年或地契尚餘年期（取較短者） |
| 傢俬及設備 | 五至十年 |
| 車輛 | 五年 |

### (癸) 資產減值

本集團於每個結算日均會進行評估，決定投資物業以外之資產是否出現任何減值跡象。倘出現減值跡象時，則估計資產之可收回值（以售價淨值或使用價值較高者為準），並在適當時把資產賬面值減至其可收回值。除非資產以重估值入賬，其減值虧損將被視為重估減值，否則減值虧損於收益表內確認。

### (子) 可換股債券

可換股債券歸類為負債直至轉換為股份為止，並以本金列賬。可換股債券之折讓或溢價乃於發行日起至債券贖回日期間，以直線法在收益表內攤銷或確認。發行費用於債券期內以直線法在收益表內攤銷。

### (丑) 借貸支出

除收購、興建或製造之資產因需較長時間方可供所擬用途或供出售而將有關借貸支出資本化外，借貸支出於產生之期間在收益表內扣除。

### (i) Depreciation continued

#### 3. Other fixed assets

Depreciation on other fixed assets is provided so as to write off the cost on a straight line basis over their estimated useful lives as follows:

| | |
|---|---|
| Leasehold land | unexpired lease term |
| Buildings | 50 years or unexpired lease term, whichever is shorter |
| Furniture and equipment | 5 – 10 years |
| Motor vehicles | 5 years |

### (j) Impairment of assets

An assessment is carried out at each balance sheet date to determine whether there is any indication that assets other than investment properties are impaired. If any such indication exists, the recoverable amount of the asset, being the greater of its net selling price or value in use, is estimated. The carrying amount of the asset is reduced to its recoverable amount where appropriate. Such impairment loss is recognised in the income statement unless the asset is carried at revalued amount, in which case it is treated as a revaluation decrease.

### (k) Convertible bonds

Convertible bonds are classified as liabilities until they are being converted into equity and are stated at principal amount. Discounts or premium on convertible bonds are amortised to or recognised in the income statement on a straight line basis over the period from the issuing date to the date of redemption of the bonds. Issuing costs are amortised to the income statement on a straight line basis over the period of the bonds.

### (l) Borrowing costs

Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

## 1 主要會計政策 續 Principal Accounting Policies continued

### (寅) 收入確認

在經濟效益會流入本集團，及收入跟適當之成本能可靠地計算時，收入乃按以下方法於收益表內確認：

**1. 租金收入**
營業租約所得租金收入乃按個別租約之年期以直線法入賬。或然租金乃於其賺取之會計期內確認為收入。

**2. 出售投資物業**
出售投資物業之收入乃於簽訂買賣合約時確認。

**3. 利息收入**
銀行存款及按揭貸款之利息收入以時間比例按尚餘本金及適用利率計算。

**4. 股息**
股息收入於收款權確立時確認。

### (卯) 遞延税項

遞延税項準備是以負債法，就可預見將來合理地預期因會計及税務處理方法之間的重大時差而產生的税務影響而作出。

未來之遞延税項利益只會在合理保證可實現時才會確認。

### (m) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

**1. Rental income**
Rental income under operating leases is recognised on a straight line basis over the terms of the respective leases. Contingent rentals are recognised as income in the accounting period in which they are earned.

**2. Disposal of investment properties**
Revenue from disposal of investment properties is recognised upon signing of the sale and purchase agreements.

**3. Interest income**
Interest on bank deposits and mortgage loans is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

**4. Dividends**
Dividends are recognised when the right to receive payment is established.

### (n) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

# 賬項附註 續 / NOTES ON THE ACCOUNTS continued

*以港幣為單位*

*Expressed in Hong Kong dollars*

## 1 主要會計政策 續 / Principal Accounting Policies continued

### （辰）外幣折算

年度內之外幣交易按交易日匯率折算為港元。外幣資產、負債及海外附屬公司與合營公司之業績則按資產負債表結算日之市場匯率折算為港元。除因折算期初之外幣淨投資而產生之折算差額需計入匯兑變動儲備內，折算收益及虧損已計入收益表。

### (o) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the rates of exchange prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies and the results of overseas subsidiaries and jointly controlled entities are translated into Hong Kong dollars at the market rates of exchange ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement with the exception of those arising from the retranslation of opening foreign currency net investments which are dealt with in the exchange fluctuation reserve.

### （巳）關連人士

如本集團有權直接或間接監控另一方人士或對另一方人士的財務及經營決策作出重要影響，或另一方人士有權直接或間接監控本集團或對本集團的財務及經營決策作出重要影響，又或本集團與另一方人士均受制於共同的監控或共同的重要影響下，另一方人士將被視為關連人士。關連人士可為個別人士或其他公司。

### (p) Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

### （午）分部報告

分部指本集團內可明顯區分之組成部分，可分為提供產品或服務（業務分部），或在某一特定經濟環境內提供產品或服務（地區分部）。不同分部承受着不同於其他分部之風險及回報。

根據本集團之內部財務報告方式，本集團決定把業務分部作為首要之報告方式，地區分部則作為次要之報告方式。

分部收入、支出、業績、資產及負債包括直接屬於該分部及按合理基準分配至該分部之項目。分部收入、支出、資產及負債需包含在編製綜合賬項過程中已抵銷之集團內部往來結餘及交易，惟倘該等內部結餘和交易同屬一個分部則除外。分部之間之交易定價按與其他外界人士相若之條款釐定。

### (q) Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services (business segment), or in providing products, or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has determined that business segment be presented as the primary reporting format and geographical segment as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group companies within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

## 1 主要會計政策 續 Principal Accounting Policies continued

### （午） 分部報告 續

分部資本開支指期內添置預計將可使用超過一個會計期間之分部資產（包括有形及無形資產）所產生之成本總額。

### (q) Segment reporting continued

Segment capital expenditure is the total cost incurred during the period on additions of segment assets (both tangible and intangible) that are expected to be used for more than one period.

### （未） 擬派股息

根據經修訂之會計實務準則第九號「結算日後事項」之規定，結算日後宣派或擬宣派之股息，均不會於結算日確認為負債。此項會計政策之轉變已予追溯應用，因此，先前於二零零一年六月三十日止記錄為流動負債之二零零一年度擬派普通股末期股息八億三千八百四十萬元（二零零零年：七億五千一百七十萬元）已作出重列，使本集團於二零零一年六月三十日之資產淨值由二百七十億零一千九百一十萬元增加至二百七十八億五千七百五十萬元（二零零零年：由二百七十四億七千七百三十萬元增加至二百八十二億二千九百萬元），而本公司之資產淨值則由一百七十三億七千三百萬元增加至一百八十二億一千一百四十萬元（二零零零年：由一百六十億七千零七十萬元增加至一百六十八億二千二百四十萬元）。於二零零一年及二零零零年六月三十日之保留溢利已分別作出重列，有關詳情於賬項附註22內披露。

### (r) Proposed dividends

In accordance with the revised SSAP 9 "Events after the balance sheet date", dividend declared or proposed after balance sheet date are not recognised as a liability at balance sheet date. This change in accounting policy has been applied retrospectively so that the proposed final ordinary dividend for the year ended 30 June 2001 of $838.4 million (2000: $751.7 million) previously recorded as a current liability as at 30 June 2001 has been restated, resulting an increase in net assets from $27,019.1 million to $27,857.5 million of the Group (2000: from $27,477.3 million to $28,229.0 million) and from $17,373.0 million to $18,211.4 million (2000: from $16,070.7 million to $16,822.4 million) of the Company at 30 June 2001. Retained profits at 30 June 2001 and 2000 have also been restated, details of which are disclosed in note 22 to the accounts.

## 2 營業額及分部資料 Turnover and Segment Information

本公司之主要業務為控股投資，並透過其附屬公司從事物業租賃以獲取租金收入、物業發展以供銷售，以及停車場管理與物業管理。

營業額指物業租賃及銷售投資物業之收入。按業務及地區分部分析之營業額已載於下文。

The principal activities of the Company are investment holding and, through its subsidiaries, property leasing for rental income, property development for sale, car park management and property management.

Turnover represents revenue from property leasing and sale of investment properties. An analysis of turnover by business and geographical segments is set out below.

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位 *Expressed in Hong Kong dollars*

## 2 營業額及分部資料 續 Turnover and Segment Information continued

### (甲) 業務分部 (a) Business segment

#### (i) 營業額及分部業績 (i) Turnover and segment results

| | | 營業額 Turnover | | 分部業績 Segment results | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 物業租賃 | Property leasing | **1,902.4** | 1,760.8 | **1,461.9** | 1,458.7 |
| 物業銷售 | Property sales | | | | |
| 一投資物業 | – investment properties | **480.8** | 762.4 | **130.7** | 320.2 |
| 分部收入及業績 | Segment revenue and results | **2,383.2** | 2,523.2 | **1,592.6** | 1,778.9 |
| 利息收入 | Interest income | | | **93.0** | 225.2 |
| 行政費用 | Administrative expenses | | | **(88.6)** | (86.3) |
| 財務費用 | Finance costs | | | **(256.9)** | (266.2) |
| 營業溢利 | Operating profit | | | **1,340.1** | 1,651.6 |
| 應佔合營公司業績 | Share of results of jointly controlled entities | | | | |
| 物業租賃 | Property leasing | | | **66.3** | 51.5 |
| 除稅前溢利 | Profit before taxation | | | **1,406.4** | 1,703.1 |

## 2 營業額及分部資料 續 Turnover and Segment Information continued

### (甲) 業務分部 續 (a) Business segment continued

### (ii) 分部資產及負債 (ii) Segment assets and liabilities

| | | 資產 Assets | | 負債 Liabilities | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 物業租賃 | Property leasing | | | | |
| 集團 | Group | **26,267.0** | 28,008.4 | **738.6** | 880.1 |
| 於合營公司之權益 | Interest in jointly controlled entities | **1,486.0** | 1,449.0 | **–** | – |
| 物業銷售 | Property sales | **8,493.8** | 7,291.6 | **277.2** | 182.2 |
| 未分類(附註) | Unallocated (Note) | **3,211.5** | 3,797.0 | **11,868.6** | 11,239.3 |
| | | **39,458.3** | 40,546.0 | **12,884.4** | 12,301.6 |

附註： 未分類之項目主要包括金融及公司資產，包括現金及存款三十一億四千六百萬元(二零零一年：三十七億二千四百八十萬元)，計息借貸包括銀行貸款及透支六十三億七千一百七十萬元(二零零一年：八十九億五千二百四十萬元)，以及其他非流動負債四十七億三千九百四十萬元(二零零一年：十三億八千九百五十萬元)。

Note: Unallocated items mainly comprise financial and corporate assets including cash and deposits of $3,146.0 million (2001: $3,724.8 million), and interest-bearing borrowings including bank loans and overdrafts of $6,371.7 million (2001: $8,952.4 million) and other non-current liabilities of $4,739.4 million (2001: $1,389.5 million).

### (iii) 資本開支及折舊 (iii) Capital expenditure and depreciation

| | | 資本開支 Capital expenditure | | 折舊 Depreciation | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 物業租賃 | Property leasing | **271.9** | 1,332.8 | **22.5** | 28.5 |

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

*以港幣為單位* *Expressed in Hong Kong dollars*

## 2 營業額及分部資料 續 Turnover and Segment Information continued

### (乙) 地區分部 (b) Geographical segment

#### (i) 分部收入及業績 (i) Segment revenue and results

| | | 分部收入 Segment revenue | | 分部業績 Segment results | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 集團 | Group | | | | |
| 香港 | Hong Kong | **2,182.2** | 2,503.9 | **1,459.1** | 1,772.8 |
| 中國大陸 | Mainland China | **201.0** | 19.3 | **133.5** | 6.1 |
| | | **2,383.2** | 2,523.2 | **1,592.6** | 1,778.9 |
| 合營公司 | Jointly controlled entities | | | | |
| 香港 | Hong Kong | | | **30.2** | 27.6 |
| 中國大陸 | Mainland China | | | **36.1** | 23.9 |
| | | | | **66.3** | 51.5 |

#### (ii) 分部資產 (ii) Segment assets

| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
|---|---|---|---|
| 香港 | Hong Kong | **31,992.5** | 32,603.4 |
| 中國大陸 | Mainland China | **2,768.3** | 2,696.6 |
| | | **34,760.8** | 35,300.0 |

#### (iii) 資本開支 (iii) Capital expenditure

| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
|---|---|---|---|
| 香港 | Hong Kong | **268.5** | 549.1 |
| 中國大陸 | Mainland China | **3.4** | 783.7 |
| | | **271.9** | 1,332.8 |

## 3 營業溢利 Operating Profit

| | | 集團 Group | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 營業溢利已扣除下列各項: | Operating profit is arrived at after charging: | | |
| 須於五年內償還之銀行貸款及其他借貸之利息 | Interest on bank loans and other borrowings repayable within 5 years | **347.3** | 429.0 |
| 融資租約費用 | *Finance lease charges* | **60.8** | 62.9 |
| 其他輔助借貸支出 | Other ancillary borrowing costs | **40.8** | 22.1 |
| 借貸支出總額 | Total borrowing costs | **448.9** | 514.0 |
| 減:借貸支出資本化(附註i) | Less: Borrowing costs capitalised (Note i) | **(192.0)** | (247.8) |
| 財務費用 | Finance costs | **256.9** | 266.2 |
| 核數師酬金 | Auditors' remuneration | **2.4** | 2.4 |
| 已出售之投資物業之成本 | Cost of investment properties sold | **344.8** | 442.2 |
| 折舊 | Depreciation | **22.5** | 28.5 |
| 營業租約費用 | Operating lease charges | **37.1** | 4.5 |
| 職工成本(附註ii) | Staff costs (Note ii) | **122.9** | 109.0 |
| 並已計入: | and after crediting: | | |
| 租金收入,已扣除直接支出四億五千一百八十萬元(二零零一年:三億二千五百三十萬元),包括或然租金一千七百萬元(二零零一年:一千三百八十萬元) | Rental income less direct outgoings of $451.8 million (2001: $325.3 million), including contingent rentals of $17.0 million (2001: $13.8 million) | **1,450.6** | 1,435.5 |
| 其他收入-利息收入 | Other revenue – Interest income | **93.0** | 225.2 |

附註: (i) 發展中物業之借貸支出按每年百分之三點八(二零零一年:百分之六點三)之平均率資本化。

(ii) 此金額乃就恒隆集團有限公司其他附屬公司之僱員在香港為本集團提供服務,本集團按其成本支付之費用,以及本公司之附屬公司在香港以外地區僱用員工之有關費用。

Notes: (i) The borrowing costs have been capitalised at an average rate of 3.8% (2001: 6.3%) *per annum for properties under development.*

(ii) The amount relates to reimbursed cost for services provided to the Group in Hong Kong by employees of subsidiaries of Hang Lung Group Limited and costs relating to staff employed outside Hong Kong by the Company's subsidiary.

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

*以港幣為單位* *Expressed in Hong Kong dollars*

## 4 董事及高級管理層之酬金 Emoluments of Directors and Senior Management

根據香港《公司條例》第一百六十一條及一百六十一甲條所列報之董事酬金如下：

Directors' emoluments disclosed pursuant to Sections 161 and 161A of the Hong Kong Companies Ordinance are as follows:

| | | 集團 Group | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 袍金 | Fees | | |
| 獨立非執行董事 | Independent Non-Executive Directors | **0.2** | 0.2 |
| 其他董事 | Other directors | **0.3** | 0.3 |
| | | **0.5** | 0.5 |

董事並非本公司之受薪僱員，但彼等收取董事袍金。

Directors are not salaried employees of the Company, but receive directors' fees.

酬金介乎下列組別之董事數目如下：

The number of directors whose emoluments fell within the following band is as follows:

| | | 董事數目 Number of directors | |
|---|---|---|---|
| | | **2002** | 2001 |
| 無－1,000,000元 | Nil – $1,000,000 | **10** | 9 |

本集團五位最高受薪者乃本公司之附屬公司在香港以外地區僱用之員工，彼等之酬金總額為九十萬元（二零零一年：九十萬元），包括薪金及津貼八十萬元（二零零一年：八十萬元）以及本集團向退休金計劃之供款十萬元（二零零一年：十萬元）。本集團五位最高受薪者之酬金均介乎無至一百萬元之組別。

The emoluments of the five highest paid individuals in the Group being staff employed outside Hong Kong by the Company's subsidiary totalled $0.9 million (2001: $0.9 million) of which salaries and allowances and the Group's contribution to retirement scheme amounted to $0.8 million (2001: $0.8 million) and $0.1 million (2001: $0.1 million) respectively. Emoluments of all five highest paid individuals in the Group fell within the band of nil to $1,000,000.

## 5 稅項 Taxation

| | | 集團 Group | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| (甲)綜合收益表內之稅項為: | (a) Taxation in the consolidated income statement represents: | | |
| 本年度香港利得稅準備按稅率百分之十六計算 | Provision for Hong Kong profits tax at 16% for the year | **126.8** | 153.1 |
| 以往年度之估計準備(多提)/少提 | Estimated (over)/underprovision in respect of previous years | **(8.1)** | 114.1 |
| 應佔合營公司稅項 | Share of jointly controlled entities' taxation | **4.4** | 3.9 |
| | | **123.1** | 271.1 |

由於年內之免稅額足以抵銷中國所得稅應課稅額,故年內並無就中國所得稅提撥準備。

No provision has been made for PRC income tax for the year as tax allowances are available to offset PRC taxable income for the year.

| | | 集團 Group | | 公司 Company | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| (乙)資產負債表內之稅項為: | (b) Taxation in the balance sheets represents: | | | | |
| 本年度香港利得稅準備 | Provision for Hong Kong profits tax for the year | **126.8** | 153.1 | **1.2** | 9.4 |
| 以往年度之估計香港利得稅準備 | Estimated provision for Hong Kong profits tax relating to previous years | **185.7** | 143.2 | **6.0** | 1.1 |
| | | **312.5** | 296.3 | **7.2** | 10.5 |

# 賬項附註 續 | NOTES ON THE ACCOUNTS continued

*以港幣為單位*

*Expressed in Hong Kong dollars*

## 5 | 稅項 續 | Taxation continued

(丙) 本集團現正與稅務局就過往年度稅項計算中涉及某些利息支出之扣稅爭議進行商討。於結算日，上述爭議之結果仍未能確定，而為審慎起見，已於過往賬目內作出重大之稅項撥備。

(c) The Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. As at the balance sheet date, the outcome of the said dispute remained undetermined and substantial tax provision has previously been made in the accounts on the grounds of prudence.

(丁) 因未能合理保證可實現而未有撥備之遞延稅項為出售投資物業涉及之結餘課稅所產生之未來稅款八千零七十萬元（二零零一年：六千四百五十萬元）。

(d) Deferred taxation being future taxation arising from balancing charges upon disposal of investment properties is $80.7 million (2001: $64.5 million) has not been provided as its realisation is not assured beyond reasonable doubt.

## 6 | 普通股股東應佔純利 | Net Profit Attributable to Ordinary Shareholders

普通股股東應佔純利包括本公司賬項內之溢利為二十五億六千二百五十萬元（二零零一年：二十四億五千八百七十萬元）。

Net profit attributable to ordinary shareholders includes a profit of $2,562.5 million (2001: $2,458.7 million) which has been dealt with in the accounts of the Company.

## 7 股息 Dividends

| | | 2002 百萬元 $Million | 2001 百萬元 $Million |
|---|---|---|---|
| 優先股股息 | Preference dividend | | |
| 就一九九三年十一月所發行每股面值港幣七千五百元並可參照每股一千美元之款額收取年息五點五厘股息之可換股累積優先股而派發之股息 | Dividend on the convertible cumulative preference shares of HK$7,500 each issued in November 1993 which bear dividend at 5.5% per annum on a reference amount of US$1,000 each | | |
| 已派發 | Amount paid | **18.1** | 18.1 |
| 應派發 | Amount payable | **30.2** | 30.2 |
| | | **48.3** | 48.3 |
| 普通股股息 | Ordinary dividends | | |
| 已派中期股息每股十一仙（二零零一年：十一仙） | Interim dividend paid of 11 cents (2001: 11 cents) per share | **317.8** | 318.0 |
| 擬派末期股息每股二十九仙（二零零一年：二十九仙） | Proposed final dividend of 29 cents (2001: 29 cents) per share | **837.9** | 838.4 |
| | | **1,155.7** | 1,156.4 |

於結算日後擬派之末期普通股股息，並無確認為結算日之負債。

The final ordinary dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位 *Expressed in Hong Kong dollars*

## 8 每股普通股盈利 Earnings per Ordinary Share

每股普通股之基本及攤薄盈利乃按下列數據計算：

The calculation of basic and diluted earnings per ordinary share is based on the following data:

| | | 2002<br>百萬元<br>$Million |
|---|---|---|
| 用以計算每股普通股基本盈利之盈利（即普通股股東應佔純利） | Earnings for calculation of basic earnings per ordinary share (net profit attributable to ordinary shareholders) | **1,207.0** |
| 具攤薄作用之潛在普通股之影響 可換股債券之利息 | Effect of dilutive potential ordinary shares Interest on convertible bonds | **21.2** |
| 用以計算每股普通股攤薄盈利之盈利 | Earnings for calculation of diluted earnings per ordinary share | **1,228.2** |

| | | 2002<br>股份數目<br>Number of shares |
|---|---|---|
| 用以計算每股普通股基本盈利之股份加權平均數 | Weighted average number of shares used in calculating basic earnings per ordinary share | **2,889,816,566** |
| 具攤薄作用之潛在普通股之影響 －可換股債券 | Effect of dilutive potential ordinary shares – convertible bonds | **71,963,471** |
| 用以計算每股普通股攤薄盈利之股份加權平均數 | Weighted average number of shares used in calculating diluted earnings per ordinary share | **2,961,780,037** |

截至二零零一年六月三十日止年度之每股普通股基本盈利，乃按年內普通股股東應佔純利十三億八千三百七十萬元及年內已發行之普通股加權平均股數二十八億九千一百一十萬股計算。

Calculation of basic earnings per ordinary share for the year ended 30 June 2001 was based on the net profit attributable to ordinary shareholders of $1,383.7 million and the weighted average number of 2,891.1 million ordinary shares in issue during the year.

去年度由於本公司之可換股累積優先股並無構成任何攤薄影響，故並無列出去年度之每股普通股攤薄盈利。

No diluted earnings per ordinary share was presented for last year as the Company's convertible cumulative preference shares did not give rise to any dilution.

## 9 固定資產 Fixed Assets

| | | 集團 Group | | | | 公司 Company |
|---|---|---|---|---|---|---|
| | | 投資物業 Investment properties 百萬元 $Million | 發展中物業 Properties under development 百萬元 $Million | 其他固定資產 Other fixed assets 百萬元 $Million | 合計 Total 百萬元 $Million | 投資物業 Investment properties 百萬元 $Million |
| 成本值或估值: | Cost or valuation: | | | | | |
| 於二零零一年七月一日 | At 1 July 2001 | 25,238.5 | 2,882.5 | 25.4 | 28,146.4 | 43.0 |
| 添置 | Additions | 58.7 | 247.0 | 4.2 | 309.9 | – |
| 轉撥 | Transfers | 2,009.3 | (2,009.3) | – | – | – |
| 出售 | Disposals | (470.3) | – | – | (470.3) | (43.0) |
| 重估減值 | Deficit on revaluation | (1,615.1) | – | – | (1,615.1) | – |
| **於二零零二年六月三十日** | **At 30 June 2002** | **25,221.1** | **1,120.2** | **29.6** | **26,370.9** | **–** |
| 累積折舊: | Accumulated depreciation: | | | | | |
| 於二零零一年七月一日 | At 1 July 2001 | 214.2 | – | 3.5 | 217.7 | – |
| 本年度折舊 | Charge for the year | 20.9 | – | 1.6 | 22.5 | – |
| **於二零零二年六月三十日** | **At 30 June 2002** | **235.1** | **–** | **5.1** | **240.2** | **–** |
| 賬面淨值: | Net book value: | | | | | |
| **於二零零二年六月三十日** | **At 30 June 2002** | **24,986.0** | **1,120.2** | **24.5** | **26,130.7** | **–** |
| 於二零零一年六月三十日 | At 30 June 2001 | 25,024.3 | 2,882.5 | 21.9 | 27,928.7 | 43.0 |

固定資產於二零零二年六月三十日之成本值或估值如下:

Cost or valuation of the fixed assets at 30 June 2002 is made up as follows:

| | | | | | | |
|---|---|---|---|---|---|---|
| **估值** | **Valuation** | **24,885.5** | **–** | **–** | **24,885.5** | **–** |
| **成本值** | **Cost** | **335.6** | **1,120.2** | **29.6** | **1,485.4** | **–** |
| | | **25,221.1** | **1,120.2** | **29.6** | **26,370.9** | **–** |

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

*以港幣為單位* *Expressed in Hong Kong dollars*

## 9 固定資產 續 Fixed Assets continued

投資物業之賬面淨值分析如下:

An analysis of net book value of investment properties is as follows:

| | | 集團 Group | | 公司 Company | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 香港長期地契 | Long leases in Hong Kong | **16,045.5** | 17,582.5 | **-** | - |
| 香港中期地契 | Medium term leases in Hong Kong | **6,539.0** | 5,100.0 | **-** | 43.0 |
| 香港以外地區中期地契 | Medium term leases outside Hong Kong | **2,301.0** | 2,224.0 | **-** | - |
| 香港短期地契 | Short lease in Hong Kong | **100.5** | 117.8 | **-** | - |
| | | **24,986.0** | 25,024.3 | **-** | 43.0 |

本集團發展中物業之賬面淨值分析如下:

An analysis of net book value of the Group's properties under development is as follows:

| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
|---|---|---|---|
| 香港長期地契 | Long leases in Hong Kong | **667.7** | 662.3 |
| 香港中期地契 | Medium term leases in Hong Kong | **-** | 1,767.7 |
| 香港以外地區中期地契 | Medium term leases outside Hong Kong | **452.5** | 452.5 |
| | | **1,120.2** | 2,882.5 |

集團所有長期及中期地契投資物業均於二零零二年六月三十日由特許測量師卓德測計師行有限公司根據租金總值,並計入租約屆滿續租時租值升幅後之可能收益而按公開市值進行之估值而釐定。

All investment properties of the Group held under long and medium term leases were revalued as at 30 June 2002 by Chesterton Petty Limited, chartered surveyors, on an open market value basis calculated on total rental income after taking into account reversionary income potential.

集團投資物業之賬面淨值為二百四十九億八千六百萬元(二零零一年:二百五十億二千四百三十萬元)內包括根據融資租約而持有之資產,其賬面淨值為十九億二千萬元(二零零一年:二十一億零三百萬元)。

The net book value of investment properties of the Group of $24,986.0 million (2001: $25,024.3 million) includes an amount of $1,920.0 million (2001: $2,103.0 million) in respect of an asset held under a finance lease.

## 9 固定資產 續 Fixed Assets *continued*

本集團根據營業租約出租及按融資租約分租其投資物業。該等租約一般之租期初步訂為兩至五年，其中部分獲給予續約選擇權，屆時所有條款均重新議訂。長期租約通常會訂明重新檢討或調整之條款，而本集團之租約中每年都有某相若比例期滿續約。若干租約包括或然租金，並參考物業之收入而釐定。

The Group leases out its investment properties under operating leases and subleases in respect of those under finance lease. Leases typically run for an initial period of two to five years, with some having the option to renew, at which time all terms are renegotiated. Long term leases usually contain rent review or adjustment clauses and the Group has a regular proportion of its leases up for renewal each year. Certain leases include contingent rentals calculated with reference to revenue from the properties.

於六月三十日，根據不可撤銷之營業租約最少應收之未來租金總額如下：

At 30 June, total future minimum lease payments receivable under non-cancellable operating leases were as follows:

| | | **2002** | | | |
|---|---|---|---|---|---|
| | | 集團 Group | | | 公司 Company |
| | | 分租 Subleases **百萬元 $Million** | 其他租約 Other leases **百萬元 $Million** | 總額 Total **百萬元 $Million** | 其他租約 Other leases **百萬元 $Million** |
| 一年內 | Within 1 year | **192.0** | **1,294.4** | **1,486.4** | **-** |
| 一年後但五年內 | After 1 year but within 5 years | **311.2** | **1,306.5** | **1,617.7** | **-** |
| 五年後 | After 5 years | **258.6** | **365.8** | **624.4** | **-** |
| | | **761.8** | **2,966.7** | **3,728.5** | **-** |

| | | 2001 | | | |
|---|---|---|---|---|---|
| | | 集團 Group | | | 公司 Company |
| | | 分租 Subleases 百萬元 $Million | 其他租約 Other leases 百萬元 $Million | 總額 Total 百萬元 $Million | 其他租約 Other leases 百萬元 $Million |
| 一年內 | Within 1 year | 124.4 | 1,402.4 | 1,526.8 | 1.3 |
| 一年後但五年內 | After 1 year but within 5 years | 255.3 | 1,586.4 | 1,841.7 | 1.1 |
| 五年後 | After 5 years | 308.1 | 255.7 | 563.8 | 0.2 |
| | | 687.8 | 3,244.5 | 3,932.3 | 2.6 |

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

*以港幣為單位* *Expressed in Hong Kong dollars*

## 10 附屬公司權益 Interest in Subsidiaries

| | | 公司 Company | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 非上市股份,成本值 | Unlisted shares, at cost | **3,893.7** | 3,893.6 |
| 應收附屬公司款項 | Amounts due from subsidiaries | **20,009.3** | 19,272.9 |
| 應付附屬公司款項 | Amounts due to subsidiaries | **(4,330.2)** | (4,792.1) |
| | | **19,572.8** | 18,374.4 |

各主要附屬公司之詳細資料載於賬項附註第三十二項內。

Details of principal subsidiaries are set out in note 32.

## 11 合營公司權益 Interest in Jointly Controlled Entities

| | | 集團 Group | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 應佔資產淨值-非上市股份 | Share of net assets – unlisted shares | **340.2** | 329.3 |
| 應收合營公司款項 | Amounts due from jointly controlled entities | **1,145.8** | 1,119.7 |
| | | **1,486.0** | 1,449.0 |

各合營公司之詳細資料載於賬項附註第三十三項內。

Details of jointly controlled entities are set out in note 33.

## 12 貸款及投資 Loans and Investments

| | | 集團 Group 2002 百萬元 $Million | 2001 百萬元 $Million |
|---|---|---|---|
| 非上市股份，成本值 | Unlisted shares, at cost | **0.1** | 0.1 |
| 貸款 | Advances | **11.9** | 13.8 |
| | | **12.0** | 13.9 |
| 按揭貸款（附註） | Mortgage loans (Note) | **7.5** | – |
| | | **19.5** | 13.9 |

附註： 按揭貸款以物業作抵押。

Note: The mortgage loans are secured on properties.

## 13 發展中物業 Properties under Development

發展中物業位於香港，並包括價值八十一億六千萬元（二零零一年：五十八億八千六百五十萬元）預期不會於一年內落成以供出售之物業。

Properties under development are located in Hong Kong and includes an amount of $8,160.0 million (2001: $5,886.5 million) which are not expected to be completed for sale within one year.

## 14 應收賬款及其他應收款項 Trade and Other Receivables

已計入應收賬款及其他應收款項之應收賬款其賬齡分析如下：

Included in trade and other receivables are trade debtors with the following ageing analysis:

| | | 集團 Group 2002 百萬元 $Million | 2001 百萬元 $Million |
|---|---|---|---|
| 一個月內 | Within 1 month | **87.6** | 34.0 |
| 一至三個月 | 1 – 3 months | **18.3** | 4.8 |
| 三個月以上 | Over 3 months | **2.2** | 4.2 |
| | | **108.1** | 43.0 |

本集團設有特定之信貸政策，並定期編製應收賬款之賬齡分析及作出密切監察，以便把任何與應收賬款有關之信貸風險減至最低。

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

# 賬項附註 續　NOTES ON THE ACCOUNTS continued

*以港幣為單位*　*Expressed in Hong Kong dollars*

## 15 銀行貸款及透支 Bank Loans and Overdrafts

於六月三十日無抵押銀行貸款及透支之還款期如下：

At 30 June, bank loans and overdrafts were unsecured and repayable as follows:

| | | 集團 Group | | 公司 Company | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 一年內或即期 | Within 1 year or on demand | **304.8** | 2,182.4 | **–** | 182.4 |
| 一年後但兩年內 | After 1 year but within 2 years | **816.9** | – | **–** | – |
| 兩年後但五年內 | After 2 years but within 5 years | **5,250.0** | 6,770.0 | **–** | – |
| 一年後但五年內總計 | Total after 1 year but within 5 years | **6,066.9** | 6,770.0 | **–** | – |
| | | **6,371.7** | 8,952.4 | **–** | 182.4 |

## 16 應付賬款及其他應付款項 Trade and Other Payables

| | | 集團 Group | | 公司 Company | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 應付款項及應計費用(附註i) | Creditors and accrued expenses (Note i) | **678.3** | 693.8 | **2.9** | 3.6 |
| 已收按金(附註ii) | Deposits received (Note ii) | **438.8** | 449.3 | **–** | 0.3 |
| 應付同系附屬公司款項 | Amounts due to fellow subsidiaries | **313.5** | 490.1 | **–** | – |
| | | **1,430.6** | 1,633.2 | **2.9** | 3.9 |

附註： (i) 應付款項及應計費用包括預期於一年內不會償付之保留款項一億零三百一十萬元(二零零一年：七千零三十萬元)。

(ii) 已收之四億三千六百九十萬元(二零零一年：四億四千五百一十萬元)按金預期於一年內不會償付。

Notes: (i) Creditors and accrued expenses include retention money payable of $103.1 million (2001:$70.3 million) which is not expected to be settled within one year.

(ii) Deposits received of $436.9 million (2001: $445.1 million) are not expected to be settled within one year.

## 16 應付賬款及其他應付款項 續 Trade and Other Payables continued

已計入應付賬款及其他應付款項之應付賬款其賬齡分析如下：

Included in trade and other payables are trade creditors with the following ageing analysis:

| | | 集團 Group | | 公司 Company | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 一個月內 | Within 1 month | **277.7** | 222.1 | **–** | 0.2 |
| 三個月以上 | Over 3 months | **299.3** | 390.9 | **0.3** | 0.3 |
| | | **577.0** | 613.0 | **0.3** | 0.5 |

## 17 可換股債券 Convertible Bonds

| | | 集團 Group | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 本金 | Principal amount | **3,450.0** | – |
| 減：發行費用扣除溢價後之淨額 | Less: Issuing costs net of premium | **(59.7)** | – |
| | | **3,390.3** | – |

本集團之附屬公司於年內發行一批於二零零七年三月到期面值三十四億五千萬元之三點四厘可換股債券，該等債券已在盧森堡證券交易所上市。該等債券可於二零零七年三月二十日前按換股價每股九元轉換為本公司之普通股。該等債券亦可由二零零四年三月二十七日至二零零七年三月二十七日期間，按該等債券之有關條款以本金額贖回。年內並無轉換任何債券。

During the year an aggregate of $3,450,000,000 3.4% convertible bonds due in March 2007 were issued by a Company's subsidiary and were listed on the Luxembourg Stock Exchange. The bonds are convertible into the Company's ordinary shares at a conversion price of $9 per share on or before 20 March 2007. The bonds are redeemable at their principal amount from 27 March 2004 to 27 March 2007 according to relevant terms and conditions of the bonds. No bonds have been converted during the year.

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

*以港幣為單位* *Expressed in Hong Kong dollars*

## 18 其他長期負債 Other Long Term Liabilities

| | | 集團 Group | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 融資租約承擔(附註19) | Finance lease obligations (Note 19) | **808.4** | 848.8 |
| 於二零零四年到期贖回之浮息票據(附註) | Floating rate notes due 2004 (Note) | **540.0** | 540.0 |
| 須補地價 | Land premium | **0.7** | 0.7 |
| | | **1,349.1** | 1,389.5 |

附註：該等浮息票據由本公司之附屬公司發行，並於一九九九年十月起在香港聯合交易所有限公司掛牌。

Note: The floating rate notes were issued by the Company's subsidiary and were listed in October 1999 on The Stock Exchange of Hong Kong Limited.

## 19 融資租約承擔 Finance Lease Obligations

就融資租約最少應付之租金總額及其現值如下：

Total minimum lease payments under finance lease and their present values are as follows:

| | | 集團 Group | | |
|---|---|---|---|---|
| | | 最少應付之租金額之現值 Present value of minimum lease payments | 將於未來年度計入之利息費用 Interest expenses relating to future periods | 最少應付之租金總額 Total minimum lease payments |
| | | | **2002** | |
| | | **百萬元 $Million** | **百萬元 $Million** | **百萬元 $Million** |
| 應付金額 | Amounts payable | | | |
| 一年內 | Within 1 year | **40.4** | **58.1** | **98.5** |
| 一年後但五年內 | After 1 year but within 5 years | **238.4** | **196.9** | **435.3** |
| 五年後 | After 5 years | **570.0** | **117.0** | **687.0** |
| | | **808.4** | **313.9** | **1,122.3** |
| | | **848.8** | **372.0** | **1,220.8** |
| | | | 2001 | |
| | | 百萬元 $Million | 百萬元 $Million | 百萬元 $Million |
| 應付金額 | Amounts payable | | | |
| 一年內 | Within 1 year | 33.8 | 60.8 | 94.6 |
| 一年後但五年內 | After 1 year but within 5 years | 206.2 | 212.3 | 418.5 |
| 五年後 | After 5 years | 642.6 | 159.7 | 802.3 |
| | | 848.8 | 372.0 | 1,220.8 |
| | | 882.6 | 432.8 | 1,315.4 |

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

*以港幣為單位* *Expressed in Hong Kong dollars*

## 20 少數股東權益 Minority Interests

| | | 集團 Group 2002 百萬元 $Million | 2001 百萬元 $Million |
|---|---|---|---|
| 應佔附屬公司股權及儲備 | Share of equity and reserves in subsidiaries | **(81.2)** | (125.4) |
| 少數股東注資 | Contributions from minority shareholders | **542.7** | 512.3 |
| | | **461.5** | 386.9 |

## 21 股本 Share Capital

| | | 2002 百萬元 $Million | 2001 百萬元 $Million |
|---|---|---|---|
| 法定 | Authorised | | |
| 普通股四十五億股，每股面值一元 | 4,500,000,000 ordinary shares of $1 each | **4,500.0** | 4,500.0 |
| 可換股累積優先股二十萬股，息率五點五厘，每股面值七千五百元 | 200,000 5.5% convertible cumulative preference shares of $7,500 each | **1,500.0** | 1,500.0 |
| | | **6,000.0** | 6,000.0 |
| 已發行及繳足 | Issued and fully paid | | |
| 普通股二十八億八千九百三十三萬三千九百零七股（二零零一年：二十八億九千一百一十一萬三千四百零七股），每股面值一元 | 2,889,333,907 (2001: 2,891,113,407) ordinary shares of $1 each | **2,889.3** | 2,891.1 |
| 可換股累積優先股十一萬二千四百三十五股（二零零一年：十一萬二千四百三十五股），息率五點五厘，每股面值七千五百元 | 112,435 (2001: 112,435) 5.5% convertible cumulative preference shares of $7,500 each | **843.3** | 843.3 |
| | | **3,732.6** | 3,734.4 |

## 21 股本 續 | Share Capital continued

### 購回普通股

年內，本公司在香港聯合交易所有限公司購回一百七十七萬九千五百股本公司之普通股，詳情如下：

### Repurchase of ordinary shares

During the year, the Company repurchased 1,779,500 of its own ordinary shares on The Stock Exchange of Hong Kong Limited, details of which are shown below:

| 月份 | Month | 普通股數目 Number of ordinary shares | 支付之最高價 Highest price paid 元 $ | 支付之最低價 Lowest price paid 元 $ | 支付之總代價 Aggregate consideration paid 百萬元 $Million |
|---|---|---|---|---|---|
| 二零零一年十月 | October 2001 | 1,779,500 | 7.55 | 7.10 | 13.2 |

支付之總代價一千三百二十萬元乃於保留溢利內扣除，而所購回之普通股面值一百八十萬元已轉撥入資本贖回儲備。該等普通股已於購回後全部予以註銷。

The aggregate consideration of $13.2 million paid was charged against retained profits and the nominal value of the ordinary shares repurchased of $1.8 million was transferred to capital redemption reserve. All such ordinary shares were cancelled upon repurchase.

### 可換股累積優先股

於結算日並未換股之十一萬二千四百三十五股（二零零一年：十一萬二千四百三十五股）可換股累積優先股，附有可轉換八千六百一十二萬五千二百一十股（二零零一年：八千六百一十二萬五千二百一十股）普通股之換股權。有關換股權可由一九九三年十二月二十六日起隨時行使。

### Convertible Cumulative Preference Shares

As of balance sheet date, the number of outstanding convertible cumulative preference shares is 112,435 (2001: 112,435) with conversion rights to 86,125,210 (2001: 86,125,210) ordinary shares, exercisable at any time from 26 December 1993.

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

*以港幣為單位* *Expressed in Hong Kong dollars*

## 22 儲備 Reserves

| | | 集團 Group | | 公司 Company | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 資本儲備 | Capital reserves | | | | |
| 股份溢價 | Share premium | **8,464.5** | 8,464.5 | **8,464.5** | 8,464.5 |
| 投資物業重估儲備： | Investment property revaluation reserve: | | | | |
| 於七月一日 | At 1 July | **6,285.2** | 6,991.1 | **38.8** | 38.8 |
| 年內之減值 | Deficit for the year | **(1,631.3)** | (401.9) | **–** | – |
| 出售物業所變現之增值 | Surplus realised on property disposal | **(125.5)** | (304.0) | **(38.8)** | – |
| 於六月三十日 | At 30 June | **4,528.4** | 6,285.2 | **–** | 38.8 |
| 編製綜合賬而產生之資本儲備 | Capital reserve on consolidation | **275.6** | 275.6 | **–** | – |
| 應佔合營公司之投資物業之重估儲備： | Revaluation reserve attributable to investment properties held by jointly controlled entities: | | | | |
| 於七月一日 | At 1 July | **139.5** | 116.7 | **–** | – |
| 年內之（減值）／增值 | (Deficit)/Surplus for the year | **(26.5)** | 22.8 | **–** | – |
| 於六月三十日 | At 30 June | **113.0** | 139.5 | **–** | – |
| 資本贖回儲備： | Capital redemption reserve: | | | | |
| 於七月一日 | At 1 July | **1,306.6** | 1,306.6 | **1,306.6** | 1,306.6 |
| 購回普通股股份 | Repurchase of ordinary shares | **1.8** | – | **1.8** | – |
| 於六月三十日 | At 30 June | **1,308.4** | 1,306.6 | **1,308.4** | 1,306.6 |
| 折算海外附屬公司賬項所產生匯兌變動儲備： | Exchange fluctuation reserve arising on translation of overseas subsidiaries: | | | | |
| 於七月一日 | At 1 July | **13.8** | 16.2 | **–** | – |
| 年內 | During the year | **–** | (2.4) | **–** | – |
| 於六月三十日 | At 30 June | **13.8** | 13.8 | **–** | – |
| | | **14,703.7** | 16,485.2 | **9,772.9** | 9,809.9 |

## 22 儲備 續 Reserves continued

| | | 集團 Group | | 公司 Company | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 保留溢利 | Retained profits | | | | |
| 於七月一日(如之前所呈報) | At 1 July (as previously reported) | **6,799.5** | 6,572.2 | **3,828.7** | 2,526.4 |
| 擬派末期股息之去年度調整(附註1(未)) | Prior year adjustment in respect of proposed final dividend (note 1(r)) | **838.4** | 751.7 | **838.4** | 751.7 |
| 於七月一日(經重列) | At 1 July (as restated) | **7,637.9** | 7,323.9 | **4,667.1** | 3,278.1 |
| 本年度純利 | Net profit for the year | **1,207.0** | 1,383.7 | **2,562.5** | 2,458.7 |
| 去年度末期股息(附註1(未)) | Final dividend in respect of previous year (note 1(r)) | **(838.4)** | (751.7) | **(838.4)** | (751.7) |
| 去年度就普通股股息多提之準備 | Ordinary dividends overprovided for previous year | **0.6** | – | **0.6** | – |
| 本年度中期股息 | Interim dividend in respect of current year | **(317.8)** | (318.0) | **(317.8)** | (318.0) |
| 支付購回普通股之總代價 | Aggregate consideration paid on ordinary shares repurchased | **(13.2)** | – | **(13.2)** | – |
| 於六月三十日 | At 30 June | **7,676.1** | 7,637.9 | **6,060.8** | 4,667.1 |
| | | **22,379.8** | 24,123.1 | **15,833.7** | 14,477.0 |

| | | 集團 Group | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 保留溢利報表: | Statement of retained profits: | | |
| 集團公司(二零零一年已重列) | Group companies (as restated for 2001) | **7,488.3** | 7,487.5 |
| 合營公司 | Jointly controlled entities | **187.8** | 150.4 |
| | | **7,676.1** | 7,637.9 |

於二零零二年六月三十日,本公司可供分派予股東之儲備金總額為六十億六千零八十萬元(二零零一年:四十六億六千七百一十萬元)。

The aggregate amount of the Company's reserves available for distribution to shareholders at 30 June 2002 was $6,060.8 million (2001: $4,667.1 million).

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位 *Expressed in Hong Kong dollars*

## 22 儲備 續 Reserves continued

鑑於若以賬面結存價值出售投資物業所產生之資本增值並不會產生巨額應課税項，故該等物業產生之重估增值毋須承擔遞延税項。

Revaluation surpluses arising from the valuation of investment properties are not subject to deferred taxation as the disposal of these assets at their carrying value would result in capital gains which are not subject to any material tax liability.

## 23 綜合現金流量表附註 Notes to the Consolidated Cash Flow Statement

### (甲) 營業溢利與營業運作所得之現金流入／(流出)淨額之調節 (a) Reconciliation of operating profit to net cash inflow/(outflow) from operating activities

| | | 2002 百萬元 $Million | 2001 百萬元 $Million |
|---|---|---|---|
| 營業溢利 | Operating profit | **1,340.1** | 1,651.6 |
| 利息收入 | Interest income | **(93.0)** | (225.2) |
| 融資租約費用 | Finance lease charges | **60.8** | 62.9 |
| 利息及其他輔助借貸支出 | Interest and other ancillary borrowing costs | **196.1** | 203.3 |
| 折舊 | Depreciation | **22.5** | 28.5 |
| 出售投資物業之溢利 | Profit on disposal of investment properties | **(130.7)** | (320.2) |
| 發展中物業之增加 | Increase in properties under development | **(1,045.9)** | (3,388.7) |
| 應收賬款及其他應收款項之減少 | Decrease in trade and other receivables | **5.1** | 14.0 |
| 應付地價之減少 | Decrease in land premium payable | **-** | (1,021.0) |
| 應付款項及應計費用之增加 | Increase in creditors and accrued expenses | **103.3** | 79.5 |
| 已收按金之(減少)／增加 | (Decrease)/Increase in deposits received | **(10.5)** | 11.8 |
| 應付同系附屬公司款項之(減少)／增加 | (Decrease)/Increase in amounts due to fellow subsidiaries | **(176.6)** | 60.0 |
| 匯兑差額 | Exchange difference | **-** | (2.4) |
| 營業運作所得之現金流入／(流出)淨額 | Net cash inflow/(outflow) from operating activities | **271.2** | (2,845.9) |

## 23 綜合現金流量表附註 續 Notes to the Consolidated Cash Flow Statement continued

### (乙) 年內融資變動之分析 (b) Analysis of changes in financing during the year

| | | 股本 (包括溢價) Share capital (including premium) 百萬元 $Million | 少數股東權益 Minority interests 百萬元 $Million | 銀行貸款 Bank loans 百萬元 $Million | 可換股債券 Convertible bonds 百萬元 $Million | 融資租約承擔 Finance lease obligations 百萬元 $Million | 保留溢利 Retained profits 百萬元 $Million |
|---|---|---|---|---|---|---|---|
| 於二零零零年七月一日之結存 | Balance at 1 July 2000 | 12,198.9 | 318.2 | 5,010.0 | – | 910.3 | 7,323.9 |
| 融資現金流量淨額 | Net cash flow from financing | – | 211.9 | 3,940.5 | – | (27.7) | – |
| 應佔重估減值 | Share of revaluation deficit | – | (143.2) | – | – | – | – |
| 本年度保留溢利 | Retained profit for the year | – | – | – | – | – | 314.0 |
| 於二零零一年六月三十日之結存 | Balance at 30 June 2001 | **12,198.9** | **386.9** | **8,950.5** | **–** | **882.6** | **7,637.9** |
| 融資現金流量淨額 | Net cash flow from financing | **–** | **30.4** | **(2,583.6)** | **3,387.0** | **(33.8)** | **(13.2)** |
| 應佔溢利 | Attributable profits | **–** | **28.0** | **–** | **–** | **–** | **–** |
| 攤銷可換股債券之發行費用及溢價 | Amortisation of issue costs and premium of convertible bonds | **–** | **–** | **–** | **3.3** | **–** | **–** |
| 購回普通股股份 | Repurchase of ordinary shares | **(1.8)** | **–** | **–** | **–** | **–** | **–** |
| 應佔重估增值 | Share of revaluation surplus | **–** | **16.2** | **–** | **–** | **–** | **–** |
| 本年度保留溢利 | Retained profit for the year | **–** | **–** | **–** | **–** | **–** | **51.4** |
| **於二零零二年六月三十日之結存** | **Balance at 30 June 2002** | **12,197.1** | **461.5** | **6,366.9** | **3,390.3** | **848.8** | **7,676.1** |

### (丙) 綜合資產負債表所列現金及現金等價物結餘之分析 (c) Analysis of the balances of cash and cash equivalents as shown in the consolidated balance sheet

| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
|---|---|---|---|
| 現金及由結算日起計三個月內到期之銀行存款 | Cash and deposits with banks maturing within three months of the balance sheet date | **3,146.0** | 3,724.8 |
| 由貸款日起計三個月內須償還之銀行透支 | Bank overdrafts repayable within three months from the date of advance | **(4.8)** | (1.9) |
| | | **3,141.2** | 3,722.9 |

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

*以港幣為單位* *Expressed in Hong Kong dollars*

## 24 或然負債 Contingent Liabilities

於六月三十日之或然負債如下：

At 30 June, contingent liabilities were as follows:

| | | 公司 Company | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 就所獲得之銀行備用信貸而提供之擔保 | Guarantees given to banks to secure banking facilities | **10,374.9** | 9,314.9 |

## 25 承擔 Commitments

(甲) 於六月三十日尚未入賬之資本承擔如下：

(a) At 30 June, capital commitments not provided for in the accounts were as follows:

| | | 集團 Group | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 已簽約 | Contracted for | **–** | 213.7 |
| 已批准但尚未簽約 | Authorised but not contracted for | **975.0** | – |
| | | **975.0** | 213.7 |

(乙) 本集團根據十年內屆滿之不可撤銷營業租約租用若干物業。若干租約包括參考物業收入而釐定之或然租金。於六月三十日，未來最少應付之租金總額如下：

(b) The Group leases certain properties under non-cancellable operating leases expiring within ten years. Certain leases include contingent rentals calculated with reference to revenue from the properties. At 30 June, total future minimum lease payments were as follows:

| | | 集團 Group | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 一年內 | Within 1 year | **65.0** | 30.0 |
| 一年後但五年內 | After 1 year but within 5 years | **259.8** | 294.8 |
| 五年後 | After 5 years | **301.0** | 330.9 |
| | | **625.8** | 655.7 |

## 26 退休金計劃及成本 Retirement Scheme and Costs

恒隆集團有限公司之附屬公司之僱員向本集團提供服務，而其退休福利已由該等附屬公司本身之公積金計劃涵蓋。

Services are provided to the Group by the employees of subsidiaries of Hang Lung Group Limited, the retirement benefits of which are covered by its own provident fund scheme.

本公司在中華人民共和國（「中國」）上海市經營業務之附屬公司，其僱員乃中國當地政府所營辦之退休福利計劃（「中國退休福利計劃」）之成員。該中國附屬公司對中國退休福利計劃所需承擔之唯一責任，乃按僱員之支薪金額之某個百分比，向該計劃作出供款以作為退休福利資金，而中國當地政府則承擔該中國附屬公司之所有現職及將來退休之僱員之退休福利責任。該中國附屬公司於本年度內作出之供款總額為一百六十萬元（二零零一年：一百三十萬元）。

Staff in the Company's subsidiary operating in Shanghai, the People's Republic of China ("PRC"), are members of a retirement benefits scheme (the "PRC RB Scheme") operated by the local municipal government in the PRC. The only obligation of the PRC subsidiary is to contribute a certain percentage of their payroll to the PRC RB Scheme to fund the retirement benefits. The local municipal government in the PRC undertakes to assume the retirement benefits obligations of all existing and future retired employees of the PRC subsidiary. Total contributions made by the PRC subsidiary for the year amounted to $1.6 million (2001: $1.3 million).

## 27 關連人士交易 Related Party Transactions

（甲） 於截至二零零二年六月三十日止財政年度內，恒隆（行政）有限公司（「恒隆（行政）」）繼續向本公司之全資附屬公司Rioloy Limited（「Rioloy」）租用位於中環之渣打銀行大廈之二十四樓及二十六樓至二十九樓寫字樓物業。本年度內二十四樓之租約已經終止。恒隆（行政）為恒隆集團有限公司（「恒隆」）之全資附屬公司，而於結算日本公司乃恒隆持有百分之六十點三權益之附屬公司。本集團於截至二零零二年六月三十日止財政年度按上述交易之已收及應收之收入合共為一千二百五十萬元（二零零一年：一千二百九十萬元）。該等交易乃由雙方在正常業務運作中按一般商業條款磋商而達成。

(a) During the financial year ended 30 June 2002, Hang Lung (Administration) Limited ("HLAL") continued to lease from Rioloy Limited ("Rioloy"), a wholly-owned subsidiary of the Company, office premises situate at 24/F and 26/F to 29/F of Standard Chartered Bank Building, Central. During the year, the lease in respect of 24/F was terminated. HLAL is a wholly-owned subsidiary of Hang Lung Group Limited ("HLG") and as at balance sheet date, the Company is a 60.3% owned subsidiary of HLG. Income received and receivable therefrom by the Group for the financial year ended 30 June 2002 is $12.5 million (2001: $12.9 million). The transactions were negotiated in the ordinary and usual course of business of the parties thereto and on normal commercial terms.

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位 Expressed in Hong Kong dollars

## 27 關連人士交易 續 Related Party Transactions continued

(乙) 本公司之全資附屬公司Hang Lick Company Limited、Pocaliton Limited及Hang Chui Company Limited，與恒隆(行政)訂有三項按月收費之特許專用協議，分別讓恒隆(行政)按月使用金鐘廊之展覽廊、位於銅鑼灣之華納大廈地下一個單位及恒隆中心之部份寫字樓物業作寫字樓及商舖用途。恒隆(行政)乃恒隆之全資附屬公司，而於結算日本公司乃恒隆持有百分之六十點三權益之附屬公司。於截至二零零二年六月三十日止財政年度就該三項協議已收及應收恒隆(行政)之總金額為一百一十萬元(二零零一年：三百五十萬元)。上述所有特許專用協議均由有關各方在正常業務運作中按一般商業條款磋商而達成。

(b) There are three monthly licences between HLAL and Hang Lick Company Limited, Pocaliton Limited and Hang Chui Company Limited, all wholly-owned subsidiaries of the Company, for the use of the exhibition hall of Queensway Plaza, a unit on Ground Floor of Vienna Mansion, Causeway Bay and some office spaces of Hang Lung Centre respectively for office and commercial use, on a month to month basis. HLAL is a wholly-owned subsidiary of HLG and as at balance sheet date, the Company is a 60.3% owned subsidiary of HLG. Total amount received and receivable from HLAL under the three licences for the financial year ended 30 June 2002 is $1.1 million (2001: $3.5 million). All of the above licences were negotiated in the ordinary and usual course of business of the parties thereto and on normal commercial terms.

(丙) 於本年度，本集團已償還一項由恒隆全資附屬公司提供之背對背貸款一億八千萬元。該項貸款乃無抵押，須付利息，並須於接獲通知時立即償還。

(c) During the year, the Group repaid the back-to-back loan provided by a wholly-owned subsidiary of HLG of $180 million. The loan was unsecured, interest-bearing and was repayable on demand.

(丁) 年內，本公司之全資附屬公司Kornhill Recreation Club Limited向一間為康怡花園俱樂部提供行政服務之同系附屬公司Grand Hotel Group Limited按固定金額支付九十萬元(二零零一年：九十萬元)之費用。

(d) During the year, Kornhill Recreation Club Limited, a wholly-owned subsidiary of the Company paid a fixed sum fee of $0.9 million (2001: $0.9 million) to a fellow subsidiary, Grand Hotel Group Limited for the provision of administrative services to Kornhill Recreation Club.

(戊) 年內，本集團向恒隆某些全資附屬公司支付八千六百萬元(二零零一年：八千六百一十萬元)作為本集團攤分該等同系附屬公司提供之行政及租賃服務之費用。該項應付費用乃雙方經考慮本集團之業務量後所同意之金額。

(e) During the year, the Group paid $86 million (2001: $86.1 million) to certain wholly-owned subsidiaries of HLG for the Group's share of administrative and rental services provided by these fellow subsidiaries. The amount payable is mutually agreed by both parties after taking into account of the volume of activities shared by the Group.

## 27 關連人士交易 續 / Related Party Transactions continued

(己) 本集團就發展上海之物業計劃港匯廣場，向一間合營公司注入資金作為資本投資。於本年度結算日之款項為十一億二千七百三十萬元(二零零一年：十億九千五百八十萬元)。

(f) The Group contributed funds as capital investment, to a jointly controlled entity for the development of The Grand Gateway, a property project in Shanghai and the amount outstanding at the end of the year was $1,127.3 million (2001: $1,095.8 million).

(庚) 本集團之一間同系附屬公司就發展上海之物業計劃恒隆廣場，向本公司之附屬公司注入資金作為資本投資。於年底之款項為三億一千三百五十萬元(二零零一年：三億一千二百三十萬元)。

(g) A fellow subsidiary of the Company contributed funds as capital investment, to a subsidiary of the Company for the development of Plaza 66, a property project in Shanghai. The amount outstanding at the end of the year was $313.5 million (2001: $312.3 million).

## 28 結算日後事項 / Post Balance Sheet Event

於批准本賬目之同日，本集團公布有關建議收購所有由最終控股公司持有之格蘭酒店集團有限公司之權益。

At the date of approval of these accounts, a public announcement was made concerning the proposed acquisition of the ultimate holding company's entire interests in Grand Hotel Holdings Limited.

## 29 最終控股公司 / Ultimate Holding Company

最終控股公司為在香港註冊成立之恒隆集團有限公司。

The ultimate holding company is Hang Lung Group Limited, a company incorporated in Hong Kong.

## 30 比較數字 / Comparative Figures

於本年度，利息收入不計入營業額，並呈列為其他收入。於綜合資產負債表內，長期銀行貸款獨立列為個別項目。此等變動能更佳地陳述本集團及本公司之業績，因此比較數字亦已相應地重列。由於擬派股息之會計政策出現變動，若干比較數字已就此作出調整，詳情載於附註1(未)。

For the current year, interest income is excluded as part of the turnover and is presented as other revenue. Long term bank loans are presented as a separate item in the consolidated balance sheet. These changes are made for better presentation of the results of the Group and the Company and comparative figures have been restated accordingly. Certain comparative figures have also been adjusted as a result of the changes in accounting policy for proposed dividends, details of which are set out in note 1(r).

## 31 批准賬目 / Approval of Accounts

董事局於二零零二年八月二十八日批准及授權刊發賬目。

The accounts were approved and authorised for issue by the Board of Directors on 28 August 2002.

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

*以港幣為單位* *Expressed in Hong Kong dollars*

## 32 主要附屬公司 Principal Subsidiaries

於二零零二年六月三十日 At 30 June 2002

| 公司<br>Company | 已發行股本（元）<br>Issued Share Capital ($) | 集團所佔權益百分率<br>% Held by The Group | 公司所佔權益百分率<br>% Held by The Company | 業務<br>Activity | 註冊及營業地點<br>Place of Incorporation and Operations |
|---|---|---|---|---|---|
| Amoy International Treasury Limited | 8 | 100 | 100 | 財務<br>Financial services | 英屬維爾京群島<br>British Virgin Islands |
| Antonis Limited | 10,000 | 100 | 100 | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| AP City Limited* | 2 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| AP Joy Limited* | 2 | 100 | – | 物業發展<br>Property development | 香港<br>Hong Kong |
| AP Properties Limited* | 20 | 85 | – | 物業發展<br>Property development | 香港<br>Hong Kong |
| AP Success Limited* | 2 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| AP Universal Limited | 2 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| AP Win Limited | 1,000,000 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| AP World Limited* | 2 | 100 | 100 | 物業發展<br>Property development | 香港<br>Hong Kong |
| APW Finance Limited* | 2 | 100 | 100 | 財務<br>Financial services | 香港<br>Hong Kong |
| Bonna Estates Company Limited* | 1,000,000 | 100 | 100 | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| 基道企業有限公司<br>Caddo Enterprises, Limited | 4,000,000 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| 嘉萬拿有限公司<br>Carmana Limited | 2 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Cititop Limited* | 2 | 100 | – | 物業發展<br>Property development | 香港<br>Hong Kong |

## 32 主要附屬公司 續 Principal Subsidiaries continued

於二零零二年六月三十日 At 30 June 2002

| 公司<br>Company | 已發行股本（元）<br>Issued Share Capital ($) | 集團所佔權益百分率<br>% Held by The Group | 公司所佔權益百分率<br>% Held by The Company | 業務<br>Activity | 註冊及營業地點<br>Place of Incorporation and Operations |
|---|---|---|---|---|---|
| 港邦發展有限公司*<br>Country Bond Development Limited* | | | | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| 「A」股<br>'A' shares | 990 | 79.8 | – | | |
| 「B」股<br>'B' share | 1 | 100 | – | | |
| Dokay Limited | 2 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| 怡冠企業有限公司*<br>Easegood Enterprises Limited* | 2 | 100 | – | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| Fu Yik Company Limited | 3 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| 璧玉有限公司<br>Gala Ruby Limited | 2 | 100 | 100 | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| Gowily Limited* | 2 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Grand Centre Limited* | 4 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Hang Chui Company Limited* | 2 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| 恒快有限公司*<br>Hang Fine Company Limited* | 200 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Hang Kwok Company Limited | 10,000 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Hang Lick Company Limited | 10,000 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Hang Lung Park-In Limited* | 2 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| 恒隆工程策劃有限公司<br>Hang Lung Project Management Limited | 10,000 | 100 | 100 | 物業發展策劃及管理<br>Project management | 香港<br>Hong Kong |
| 恒隆物業管理有限公司<br>Hang Lung Property Management Limited | 100,000 | 100 | – | 物業管理<br>Property management | 香港<br>Hong Kong |

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位 *Expressed in Hong Kong dollars*

## 32 主要附屬公司 續 Principal Subsidiaries continued

於二零零二年六月三十日 At 30 June 2002

| 公司 Company | 已發行股本(元) Issued Share Capital ($) | 集團所佔權益百分率 % Held by The Group | 公司所佔權益百分率 % Held by The Company | 業務 Activity | 註冊及營業地點 Place of Incorporation and Operations |
|---|---|---|---|---|---|
| 恒隆地產代理有限公司 Hang Lung Real Estate Agency Limited | 2 | 100 | 100 | 物業代理 Property agencies | 香港 Hong Kong |
| 恒隆(秘書服務)有限公司* Hang Lung (Secretaries) Limited* | 2 | 100 | 100 | 秘書服務 Secretarial services | 香港 Hong Kong |
| 恒隆地產(中國)有限公司* HLP (China) Limtied* | 2 | 100 | 100 | 控股投資 Investment holding | 香港 Hong Kong |
| HLP International Treasury Limited* | 8 | 100 | 100 | 財務 Financial services | 英屬維爾京群島 British Virgin Islands |
| 恒隆地產融資有限公司* HLP Treasury Limited* | 2 | 100 | 100 | 財務 Financial services | 香港 Hong Kong |
| HLP Treasury Services Limited | 2 | 100 | – | 控股投資 Investment holding | 香港 Hong Kong |
| 樂古有限公司 Lockoo Limited | 1,000,002 | 100 | – | 物業租賃 Property leasing | 香港 Hong Kong |
| Mansita Limited | 2 | 100 | – | 物業租賃 Property leasing | 香港 Hong Kong |
| Monafat Limited | 2 | 100 | – | 物業租賃 Property leasing | 香港 Hong Kong |
| Ottringham Limited | 20 | 100 | – | 物業租賃 Property leasing | 香港 Hong Kong |
| Palex Limited | 2 | 100 | – | 物業租賃 Property leasing | 香港 Hong Kong |
| Pocaliton Limited* | 2 | 100 | – | 物業租賃 Property leasing | 香港 Hong Kong |
| Rago Star Limited* | 2 | 100 | – | 物業租賃 Property leasing | 香港 Hong Kong |
| Rioloy Limited* | 2 | 100 | – | 物業租賃 Property leasing | 香港 Hong Kong |
| Ronhero Limited | 2 | 100 | – | 物業租賃 Property leasing | 香港 Hong Kong |
| Stooket Limited* | 2 | 100 | 100 | 物業租賃 Property leasing | 香港 Hong Kong |

## 32 主要附屬公司 續 Principal Subsidiaries continued

於二零零二年六月三十日 At 30 June 2002

| 公司<br>Company | 已發行股本（元）<br>Issued Share Capital ($) | 集團所佔權益百分率<br>% Held by The Group | 公司所佔權益百分率<br>% Held by The Company | 業務<br>Activity | 註冊及營業地點<br>Place of Incorporation and Operations |
|---|---|---|---|---|---|
| 偉聯置業有限公司<br>Wai Luen Investment Company, Limited | 100,000 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Wililoy Limited | 2 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Yangli Limited | 2 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Zarat Limited | 2 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |

| 中華人民共和國中外合資企業<br>Equity Joint Venture in The People's Republic of China | 註冊資本（美元）<br>Registered Capital (US$) | 集團所佔權益百分率<br>% Held by The Group | 公司所佔權益百分率<br>% Held by The Company | 業務<br>Activity | 註冊及營業地點<br>Place of Incorporation and Operations |
|---|---|---|---|---|---|
| 上海恒邦房地產開發有限公司*<br>Shanghai Hang Bond Property Development Co., Ltd.* | 167,004,736 | 79 | – | 物業租賃<br>Property leasing | 中華人民共和國<br>The People's Republic of China |

* 經畢馬威會計師事務所審核

* Audited by KPMG

上表列出董事局認為對本集團之溢利及資產有重大影響之主要附屬公司。

The above list gives the principal subsidiaries of the Group which in the opinion of the directors, principally affect the profit and assets of the Group.

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位 *Expressed in Hong Kong dollars*

## 33 合營公司 Jointly Controlled Entities

於二零零二年六月三十日 At 30 June 2002

| 公司<br>Company | 已發行股本（元）<br>Issued Share Capital ($) | 集團所佔權益百分率<br>% Held by The Group | 公司所佔權益百分率<br>% Held by The Company | 業務<br>Activity | 註冊及營業地點<br>Place of Incorporation and Operations |
|---|---|---|---|---|---|
| 港興企業有限公司*<br>Country Link Enterprises Limited* | 10,000 | 52.5 # | – | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| 怡傑發展有限公司*<br>Ease Smart Development Limited* | | | | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| 「A」股<br>'A' share | 1 | – | – | | |
| 「B」股<br>'B' share | 1 | 100 | – | | |
| 星際發展有限公司<br>Star Play Development Limited | 3 | 33.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |

| 中華人民共和國中外合資企業<br>Equity Joint Venture in The People's Republic of China | 註冊資本（美元）<br>Registered Capital (US$) | 集團所佔權益百分率<br>% Held by The Group | 公司所佔權益百分率<br>% Held by The Company | 業務<br>Activity | 註冊及營業地點<br>Place of Incorporation and Operations |
|---|---|---|---|---|---|
| 上海港匯房地產開發有限公司*<br>Shanghai Kong Hui Property Development Co., Ltd.* | 165,000,000 | 47.3 # | – | 物業發展及租賃<br>Property development & leasing | 中華人民共和國<br>The People's Republic of China |

* 經畢馬威會計師事務所審核

* Audited by KPMG

\# 指本集團應佔合營公司直接或間接持有物業之商場部份之權益。

\# Represents the Group's attributable interest in the commercial portion of the properties held either directly or indirectly by the jointly controlled entity.

# 股東資料
# SHAREHOLDER INFORMATION

## 按普通股股東持股量之分析 於二零零二年六月三十日
## Analysis of Ordinary Share Ownership by Holding Range At 30 June 2002

| | | 股東* Shareholders* | | 持股量* Shareholdings* | |
|---|---|---|---|---|---|
| | | 人數 No. | 百分率 % | 股份數目(千) No. of Shares ('000) | 百分率 % |
| 1 - 5,000 股 | 1 - 5,000 shares | 3,133 | 67.3 | 4,569 | 0.2 |
| 5,001 - 10,000 股 | 5,001 - 10,000 shares | 640 | 13.7 | 5,508 | 0.2 |
| 10,001 - 100,000 股 | 10,001 - 100,000 shares | 748 | 16.0 | 24,075 | 0.8 |
| 100,001 - 1,000,000 股 | 100,001 - 1,000,000 shares | 120 | 2.6 | 35,136 | 1.2 |
| 1,000,001 - 50,000,000 股 | 1,000,001 - 50,000,000 shares | 12 | 0.3 | 94,380 | 3.3 |
| 50,000,000 股以上 | Over 50,000,000 shares | 3 | 0.1 | 2,725,665 | 94.3 |
| | | 4,656 | 100.0 | 2,889,333 | 100.0 |

* *包括三百六十八名參與中央結算及交收系統(「中央結算系統」)之人士，彼等在所屬之持股量組別內，以香港中央結算代理人有限公司名義登記持有合共十三億五千一百三十五萬四千九百一十九股普通股。*

* *incorporating, in their respective shareholdings range, 368 participants of Central Clearing and Settlement System ("CCASS") holding a total of 1,351,354,919 ordinary shares registered in the name of HKSCC Nominees Limited.*

### 股東
### Shareholders


67.3%
0.1%
0.3%
2.6%
16.0%
13.7%

### 持股量
### Shareholdings


0.2%
0.2%
0.8%
1.2%
3.3%
94.3%

# 財務日誌
# FINANCIAL CALENDAR

| | |
|---|---|
| 董事局會議<br>*(為每手買賣單位之變動)*<br>Board of Directors' Meeting<br>*(for change of Board Lot Size)* | 二零零一年十月八日<br>8 October 2001 |
| 股東特別大會<br>*(為更改本公司之名稱)*<br>Extraordinary General Meeting<br>*(for change of Company name)* | 二零零一年十二月十八日<br>18 December 2001 |
| 公佈中期業績<br>Interim Results announced | 二零零二年三月一日<br>1 March 2002 |
| 支付普通股中期股息<br>Interim Ordinary Dividend paid | 二零零二年三月二十八日<br>28 March 2002 |
| 公佈全年業績<br>Annual Results announced | 二零零二年八月二十八日<br>28 August 2002 |
| 暫停辦理股份過戶登記<br>*(就普通股末期股息而言)*<br>Share Register closed<br>*(for final ordinary dividend)* | 二零零二年十一月十三日至十一月十五日<br>*(首尾兩天包括在內)*<br>13 November to 15 November 2002<br>*(both days inclusive)* |
| 股東週年大會<br>*(細節請參閱本年報附上之股東週年大會通告)*<br>Annual General Meeting<br>*(Details are set out in the Notice of Annual General Meeting accompanying this Annual Report)* | 二零零二年十一月二十二日上午十時正<br>假座註冊辦事處<br>10:00 a.m. on 22 November 2002<br>at Registered Office |
| 建議派發普通股末期股息<br>Proposed Final Ordinary Dividend payable | 二零零二年十一月二十九日<br>29 November 2002 |

# 上市資料
# LISTING INFORMATION

於二零零二年六月三十日 At 30 June 2002

2,889,333,907股每股面值港幣1.00元之普通股股份在香港聯合交易所有限公司上市；此外，112,435股每股面值港幣7,500.00元之可換股累積優先股股份在香港聯合交易所有限公司及盧森堡證券交易所上市

2,889,333,907 ordinary shares of HK$1.00 each Listed on The Stock Exchange of Hong Kong Limited and 112,435 Convertible Cumulative Preference Shares of HK$7,500.00 each Listed on The Stock Exchange of Hong Kong Limited and Luxembourg Stock Exchange

| 普通股股份代號 | Stock Code for Ordinary Shares | |
|---|---|---|
| 香港聯合交易所 | Hong Kong Stock Exchange | 0101 |
| 路透社 | Reuters | 0101.HK |
| 彭博 | Bloomberg | 101HK |

| 可換股累積優先股股份代號 | Stock Code for Convertible Cumulative Preference Shares | |
|---|---|---|
| 香港聯合交易所 | Hong Kong Stock Exchange | 1210 |
| 盧森堡證券交易所<br>*(以國際預託證券之形式，每份代表五股可換股累積優先股股份)* | Luxembourg Stock Exchange<br>*(in the form of international depositary receipt ("IDR") each representing 5 Convertible Cumulative Preference Shares)* | GB0040415332 |

| 每手買賣單位 | Board Lot Size | |
|---|---|---|
| 普通股股份 | Ordinary Shares | 1,000 |
| 可換股累積優先股股份 | Convertible Cumulative Preference Shares | |
| 一 香港 | – Hong Kong | 10 |
| 一 盧森堡（國際預託證券） | – Luxembourg (IDR) | 1 |

| 美國預託證券<br>第一級保薦（櫃台交易） | American Depositary Receipt<br>Sponsored Level-I (Over the Counter) | |
|---|---|---|
| 證券識別統一號碼／票據代號 | CUSIP Number / Ticker Symbol | 41043M104 / HLPPY |
| 預託證券對普通股之比率 | ADR:Underlying Ordinary Share Ratio | 1:5 |
| 存託銀行 | Depositary Bank | 紐約銀行<br>The Bank of New York<br>(http://www.adrbny.com) |

| 股票過戶及登記處 | Share Registrars |
|---|---|
| 香港中央證券登記有限公司<br>香港皇后大道東一百八十三號<br>合和中心十七樓<br>電話： 2862 8628<br>傳真： 2529 6087 | Computershare Hong Kong Investor Services Limited<br>17th Floor, Hopewell Centre<br>183 Queen's Road East, Hong Kong<br>Telephone: 2862 8628<br>Fax: 2529 6087 |

| 投資者關係聯絡 | Investor Relations Contact |
|---|---|
| 吳士元<br>*執行董事*<br>電郵地址：ir@hanglung.com | Terry Ng<br>*Executive Director*<br>Email address: ir@hanglung.com |

普通股股份之資料 Ordinary Share Information

| | | 股價 Price 最高 High 港幣 HK$ | 股價 Price 最低 Low 港幣 HK$ | 總成交額 Total Trading Volume 股份數目 No. of Shares |
|---|---|---|---|---|
| 2001 | 2001 | | | |
| 第三季 | Third quarter | 9.10 | 6.25 | 137,023,000 |
| 第四季 | Fourth quarter | 8.65 | 7.05 | 189,824,000 |
| 2002 | 2002 | | | |
| 第一季 | First quarter | 8.90 | 7.25 | 185,629,000 |
| 第二季 | Second quarter | 9.30 | 7.15 | 271,395,000 |

於二零零二年六月三十日之股價：港幣8.90元 Share Price as at 30 June 2002: HK$8.90

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